06017144

parmalat

RECEIVED

2006 SEP 28 P 12:43

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

SUPPL

Collecchio, September 21, 2006

Re: Parmalat S.p.A. File No. 82-34888
Information Furnished Pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Ladies and Gentlemen:

The enclosed is being submitted to the Securities and Exchange Commission (the "Commission") by Parmalat S.p.A., a stock corporation organized under the laws of the Republic of Italy (the "Company"), pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in order to maintain the Company's exemption from Section 12(g) of the Exchange Act under Rule 12g3-2(b) of the Exchange Act.

All information and documents furnished herewith, and which may be furnished in the future, to the Commission by the Company under Rule 12g3-2(b) are being, and in the future will be, furnished to the Commission with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Should you require any additional information, or if you have any questions, please contact the undersigned.

Kindly acknowledge receipt of this letter and accompanying materials and documents by stamping and returning the enclosed copy of this letter provided for your convenience.

Very Truly Yours,

PROCESSED
OCT 04 2006
THOMSON FINANCIAL

Parmalat S.p.A.
Head of Corporate Affairs
Simona Pesce

Enclosures

parmalat

PRESS RELEASE

The Semiannual Report at June 30, 2006 is Approved

- **Sales continue on an uptrend: consolidated revenues rise to 1,967.2 million euros (+6.5%)**
- **Consolidated EBITDA grow to about 160 million euros (+21.3%)**
- **Net consolidated indebtedness decreases to 311.5 million euros (-15.6% vs. 12/31/05)**

Parmalat S.p.A. announces that its Board of Directors, meeting today under the chairmanship of Raffaele Picella to discuss several items on its Agenda, approved the Semiannual Report at June 30, 2006, which confirms a further improvement in the Group's operating performance.

1. Semiannual Report at June 30, 2006

The Group

(The 2005 Semiannual Report are pro forma data, and refer to the Extraordinary Administration.)

In the first half of 2006, the **Group's revenues from continuing operations** totaled 1,967.2 million euros, or 6.5% more than the 1,847.8 million euros booked in the first six months of 2005.

EBITDA increased by 21.3% to 159.8 million euros (131.7 million euros in the first half of 2005). The return on sales also improved, rising from 7.1% in 2005 to 8.1% this year, owing in part to a reduction of about 7 million euros in the allowance for doubtful accounts and other provisions compared with 2005.

The table below provides a breakdown of the operating data by country (geographic region):

	First half 2005			First half 2006		
in millions of euros	**Net revenues**	**EBITDA**	***As a % of revenues***	**Net revenues**	**EBITDA**	***As a % of revenues***
Italy	598.0	37.4	*6.3*	580.9	48.1	*8.3*
Canada	603.4	43.9	*7.3*	648.1	54.1	*8.4*
Australia	192.2	16.4	*8.5*	218.4	15.0	*6.9*
Africa (consolidated data)	149.1	15.4	*10.3*	178.2	19.5	*10.9*
Spain	109.1	8.3	*7.6*	99.7	2.2	*2.2*
Portugal	32.9	3.4	*10.3*	39.0	4.1	*10.5*
Russia	19.1	2.4	*12.7*	26.5	3.8	*14.4*
Romania	5.0	1.5	*29.7*	5.5	1.1	*20.9*
Nicaragua	12.6	1.6	*12.7*	13.2	2.0	*14.9*
Cuba	0.5	(0.3)	*(66.4)*	3.6	1.0	*28.8*
Venezuela	70.4	5.2	*7.3*	91.1	14.5	*15.9*
Ecuador **	0.0	(0.4)	*n.m.*	1.0	(0.3)	*(27.7)*
Colombia	45.9	4.7	*10.3*	55.5	5.5	*9.9*
Other*	9.5	(7.9)	*n.m.*	6.7	(10.8)	*n.m.*
Group total	**1,847.8**	**131.7**	***7.1***	**1,967.2**	**159.8**	***8.1***

** Other: Italcheese, holding companies and eliminations.*
*** Ecuador: This affiliate resumed its operating activity in 2006.*

More specifically:

In **Italy**, consolidated revenues were slightly lower (-2.9%) than in the first half of 2005, totaling 580.9 million euros (598.0 million euros for the first six months of 2005). The main reason for this difference is a decrease in revenues from sales of materials that are not part of the Group's standard product line and are resold at no profit (-19.6 million euros, from 35.3 million euros to 15.7 million euros). Net of these sales, cumulative six-month revenues amount to 562.7 million euros at June 30, 2005 and 565.2 million euros at June 30, 2006, for a gain of 2.5 million euros (+0.4%).
A better sales mix with a greater preponderance of products with greater value added, an effective cost-cutting policy and a reduction of working capital writedowns and other writedowns helped boost EBITDA from 37.4 million euros to 48.1 million euros. As a result, the return on sales improved from 6.3% in 2005 to 8.3% this year.

In **Canada,** revenues for the first half of 2006 totaled 648.1 million euros, or 7.4% more than in the same period last year (603.4 million euros), benefiting also of the positive exchange rate.

EBITDA increased by 10.3 million euros (+23.2%), rising from 43.9 million euros in the first six months of 2005 to 54.1 million euros in the same period this year, with the return on sales improving to 8.4% (7.3% in 2005).
The improvements in revenues and EBITDA were achieved even though 2006 had fewer days available for deliveries and billing (one week less). The reasons for these improvements were a better product mix, successful marketing programs and cost reductions.

In **Australia**, first-half revenues grew to 218.4 million euros in 2006, or 13.6% more than the 192.2 million euros earned in the same period last year.
Despite a 5.5% gain in unit sales, EBITDA decreased by 1.4 million euros, falling from 16.4 million euros in the first six months of 2005 to 15.0 million euros in the same period this year.
However, this shortfall should be made up entirely in the second half of the year, when the Business Unit is expected to benefit from a decrease in the cost of raw milk and an increase in unit sales generated by advertising campaigns launched earlier this year.

In **Africa,** revenues were up sharply in the first half of 2006, rising to 178.2 million euros (19.5% more than the 149.1 million euros booked in the same period last year), boosting EBITDA to 19.5 million euros (15.4 million euros in the first six months of 2005), or 10.9% of revenues (10.3% in 2005).
Higher unit sales made possible by a rapidly expanding local economy and a better product mix are the main reasons for these gratifying results.

With the exception of the Spanish operations, which are continuing to struggle under difficult circumstances, the Business Units in all of the other countries reported significantly better results than they did in the first half of 2005, particularly in South America (Colombia and Venezuela).

On June 30, 2006, the **Group's net indebtedness** was 311.5 million euros, down from the 369.3 million euros it owed at the end of 2005. The net indebtedness of the Venezuelan operations (about 150 million euros) accounts for a significant portion of the Group's total borrowings of 311.5 million euros.

EBIT totaled 76.8 million euros.
The 2005 result (104.9 million euros) is not comparable because it refers to the Extraordinary Administration which benefited of extraordinary positions typical to the accrual of funds for contested bankruptcy debts.

The Group's interest in the **net profit** amounted to 17.0 million euros at June 30, 2006, compared with 39.6 million euros in the first half of 2005.

Parmalat S.p.A.

The Group's Parent Company reported **net revenues** of 504. 5 million euros, about 4% less than the 525.7 million euros booked in the first six months of 2005. The impact of lower sales of materials that are not part of the Group's standard product line, offset in part by increased shipments of functional products with a high value added, accounts for this decrease.

EBITDA totaled 32 million euros, or 8.7 million euros more than the 23.3 million euros reported at June 30, 2005. The return on sales also improved, rising to 6.3% compared with 4.4% in the first half of 2005.
This improvement reflects a greater preponderance of functional products in the sales mix and the fact that the losses incurred by Company-owned licensees, which in 2005 had been reflected in the Company's operating data, are now being attributed to Parmalat Distribuzione Alimenti, a company included in the Italian SBU that is currently implementing an efficiency-boosting reorganization plan.

The **net profit** earned by the Group's Parent Company in the first half of 2006 amounted to 2.0 million euros.
The 2005 result (19,1 million euros) is not comparable because it refers to the Extraordinary Administration which benefited of extraordinary positions typical to the accrual of funds for contested bankruptcy debts.

As a result of the approval of the Proposal of Composition with Creditors, the Group's Parent Company is virtually debt free.

During the first half of 2006, **net financial assets** decreased from 324.5 million euros at December 31, 2005 to 291.6 million euros at June 30, 2006, despite positive cash flow from operations. Payments made to satisfy preferential and prededuction claims and cover legal and restructuring costs account for this decrease.

Outlook for the Balance of 2006

In the months ahead, the industrial actions undertaken in the various countries and the seasonal factors that characterize the second half of the year seem to justify expectations of a significant increase in EBITDA.

These considerations and the nonrecurring gains booked after June 30, 2006, such as the settlement with Banca Popolare Italiana and the sale of equity investments, offset in part by the cost of legal actions, should result in higher profits both for Parmalat S.p.A. and the Group.

Barring any significant changes in interest rates or the Group's scope of consolidation, the same variables should also produce a significant reduction in net indebtedness.

parmalat

Presentation to Investors

The data for the first half of 2006 will be presented to the financial community on September 14, 2006 at 10:00 AM (Central European Time) – 9:00 AM (UK Time) in Milan at Hotel Principe di Savoia. The presentation may be followed live at:

- webcasting: http:// www.netroadshow.com - password Parmalat
- audioconference at the following telephone No.: +44 (0) 20 7162 0025 – Event: Parmalat

A condensed income statement and balance sheet are annexed to this press release.

The semiannual data at June 30, 2006 and the corresponding report by the independent auditors will be filed within the statutory deadline and will be available upon request at the Company's head office in Collecchio (PR), 26 Via Oreste Grassi, and at the office of Borsa Italiana S.p.A. This information will also be available at the Company's website: www.parmalat.com.

2. Code of Conduct

The Board of Directors also agreed to update the **Company's Code of Conduct** in preparation for the adoption later this year of the Organization and Control Model required by Legislative Decree No 231/2001.

The updated Code of Conduct will be available on the Company's website: www.parmalat.com.

3. Extension of Section 304 temporary Injunction

The Board of Directors was informed that the judge of the District Court of the southern district of New York has extended the temporary injunction deadline to October 17, 2006

Parmalat S.p.A

Collecchio, September 13, 2006

Company Contact:
e-mail: affari.societari@parmalat.net

parmalat

Balance Sheet and Statement of Income

Parmalat S.p.A.

RECLASSIFIED BALANCE SHEET

(in millions of euros)

	June 30, 2006	December 31, 2005
NON-CURRENT ASSETS	**1,686.0**	**1,704.9**
Intangibles	572.9	592.4
Property, plant and equipment	131.1	132.0
Non-current financial assets	966.1	964.6
Deferred-tax assets	15.9	15.9
AVAILABLE-FOR-SALE ASSETS, NET OF CORRESPONDING LIABILITIES	**5.2**	**7.4**
NET WORKING CAPITAL	**133.7**	**70.5**
Inventories	38.5	32.6
Trade receivables	228.4	245.7
Other current assets	186.2	181.3
Trade payables (-)	(223.8)	(286.2)
Other current liabilities (-)	(95.7)	(102.9)
INVESTED CAPITAL NET OF OPERATING LIABILITIES	**1,825.0**	**1,782.8**
PROVISIONS FOR EMPLOYEE BENEFITS (-)	**(41.0)**	**(40.7)**
PROVISIONS FOR RISKS AND CHARGES (-)	**(225.2)**	**(233.2)**
PROVISION FOR LIABILITIES ON CONTESTED PREFERENTIAL AND PREDEDUCTION CLAIMS	**(23.7)**	**(20.9)**
NET INVESTED CAPITAL	**1,535.0**	**1,488.0**
Covered by:		
SHAREHOLDERS' EQUITY	**1,826.6**	**1,812.5**
Share capital	1,640.1	1,619.9
Reserve for contested liabilities and claims of late-filling creditors convertible exclusively into share capital	225.6	233.4
Other reserves	(11.7)	(11.5)
Retained earnings (Loss carryforward)	(29.3)	0.0
Profit (Loss) for the period	2.0	(29.3)
NET BORROWINGS	**(291.6)**	**(324.5)**
Loans payable to banks and other lenders	14.5	17.7
Other financial assets (-)	5.1	(3.2)
Cash and cash equivalents (-)	(311.2)	(339.0)
TOTAL COVERAGE SOURCES	**1,535.0**	**1,488.0**

parmalat

Parmalat S.p.A.

RECLASSIFIED INCOME STATEMENT

(in millions of euros)	*First half 2006*	*First half 2005* Actual	*First half 2005* Pro forma (unaudited)
TOTAL NET REVENUES	**519.5**		**529.4**
Revenues from operations	504.5		525.7
Other revenues	15.0		3.7
OPERATING EXPENSES	**(487.0)**		**(499.3)**
Purchases, services and miscellaneous costs	(432.8)	(0.5)	(447.8)
Labor costs	(54.3)		(51.5)
Subtotal	**32.5**	**(0.5)**	**30.1**
Writedowns of receivables and other provisions	(0.5)		(6.8)
EBITDA	**32.0**	**(0.5)**	**23.3**
Depreciation, amortization and writedowns of non-current assets	(9.4)		(12.5)
Other revenues and expenses			
- Legal fees for actions to void and actions for damages	(25.3)		
- Addition to provision for losses of investee companies	(5.3)		
- Miscellaneous revenues and expenses	0.9		5.4
EBIT	**(7.2)**	**(0.5)**	**16.2**
Financial income	13.3		11.6
Financial expense (-)	(3.0)		(4.0)
PROFIT (LOSS) BEFORE TAXES AND THE RESULT FROM DISCONTINUING OPERATIONS	**3.1**	**(0.5)**	**23.8**
Income taxes	(1.8)		(2.6)
NET PROFIT (LOSS) FROM CONTINUING OPERATIONS	**1.3**	**(0.5)**	**21.2**
Net profit (loss) from discontinuing operations	0.6		(2.1)
NET PROFIT (LOSS) FOR THE PERIOD	**2.0**	**(0.5)**	**19.1**

Parmalat S.p.A.
STATEMENT OF CHANGES IN NET FINANCIAL POSITION IN THE FIRST HALF OF 2006

(in millions of euros)	
Net borrowings at beginning of period	**324.5**
Changes during the period:	
- Cash flow from operating activities	(53.7)
- Cash flow from investing activities	9.4
- Cash flow from financing activities	13.6
- Cash flow from discontinuing operations	2.8
- Miscellaneous items	(5.0)
Total changes during the period	(32.9)
Net borrowings at end of period	**291.6**

parmalat

Parmalat Group

RECLASSIFIED CONSOLIDATED BALANCE SHEET

(in millions of euros)

	June 30, 2006	December 31, 2005
NON-CURRENT ASSETS	**2,206.9**	**2,346.6**
Intangibles	1,451.5	1,567.6
Property, plant and equipment	652.3	698.3
Non-current financial assets	70.2	39.8
Deferred-tax assets	32.9	40.9
AVAILABLE-FOR-SALE ASSETS, NET OF CORRESPONDING LIABILITIES	**11.6**	**100.9**
NET WORKING CAPITAL	**492.2**	**337.6**
Inventories	372.6	335.6
Trade receivables	509.1	546.1
Other current assets	337.9	266.5
Trade payables (-)	(494.3)	(567.7)
Other current liabilities (-)	(233.1)	(242.9)
INVESTED CAPITAL NET OF OPERATING LIABILITIES	**2,710.7**	**2,785.1**
PROVISIONS FOR EMPLOYEE BENEFITS (-)	**(111.3)**	**(113.0)**
PROVISIONS FOR RISKS AND CHARGES (-)	**(398.2)**	**(404.2)**
PROVISION FOR LIABILITIES ON CONTESTED PREFERENTIAL AND PREDEDUCTION CLAIMS	**(23.7)**	**(20.9)**
NET INVESTED CAPITAL	**2,177.5**	**2,247.0**
Covered by:		
SHAREHOLDERS' EQUITY (a)	**1,866.0**	**1,877.7**
Share capital	1,640.1	1,619.9
Reserve for contested liabilities and claims for late-filling creditors convertible exclusively into share capital	225.6	233.4
Other reserves	(46.3)	(4.9)
Retained earnings (Loss carryforward)	(0.3)	
Profit (Loss) for the period	14.1	(0.3)
Minority interest in shareholders' equity	32.8	29.6
NET BORROWINGS	**311.5**	**369.3**
Loans payable to banks and other lenders	757.0	871.0
Loans payable to investee companies	5.4	3.5
Other financial assets (-)	(7.0)	(2.1)
Financial accrued income and prepaid expenses (-)	(0.1)	(0.4)
Cash and cash equivalents (-)	(443.8)	(502.7)
TOTAL COVERAGE SOURCES	**2,177.5**	**2,247.0**

(a) the reconciliation of the result and shareholders' equity of Parmalat S.p.A. to Group result and shareholders' equity is provided in "Notes to the consolidated financial statements"

Parmalat Group

RECLASSIFIED CONSOLIDATED INCOME STATEMENT

(in millions of euros)		*First half 2006*	*First half 2005*	
			Actual	Pro forma (unaudited)
TOTAL NET REVENUES		**1,982.0**		**1,854.4**
Revenues from operations		1,967.2		1,847.8
Other revenues		14.8		6.6
OPERATING EXPENSES		**(1,819.2)**		**(1,712.8)**
Purchases, services and miscellaneous costs		(1,581.9)	(0.4)	(1,498.3)
Labor costs		(237.3)		(214.5)
	Subtotal	**162.8**	**(0.4)**	**141.6**
Writedowns of receivables and other provisions		(3.0)		(9.9)
EBITDA		**159.8**	**(0.4)**	**131.7**
Depreciation, amortization and writedowns of non-current assets		(49.0)		(46.3)
Other revenues and expenses:				
- Legal fees for actions to void and actions for damages		(25.3)		
- Restructuring costs		(7.2)		
- Miscellaneous revenues and expenses		(1.5)		19.5
EBIT		**76.8**	**(0.4)**	**104.9**
Financial income		16.7		22.0
Financial expense (-)		(54.3)	(0.1)	(68.5)
Interest in profit (loss) of companies valued by the equity method		1.3		
PROFIT (LOSS) BEFORE TAXES		**40.5**	**(0.5)**	**58.4**
Income taxes		(24.1)		(16.6)
NET PROFIT (LOSS) FROM CONTINUING OPERATIONS		**16.4**	**(0.5)**	**41.8**
Net profit (loss) from discontinuing operations		0.6		(2.2)
NET PROFIT (LOSS) FOR THE PERIOD		**17.0**	**(0.5)**	**39.6**
Minority interest in net (profit) loss		(2.9)		
Group interest in net profit (loss)		14.1	(0.5)	39.6

Continuing operations

Basic earnings per share	**0.0087**
Diluted earnings per share	**0.0084**

Parmalat Group
STATEMENT OF CHANGES IN NET FINANCIAL POSITION IN THE FIRST HALF OF 2006

(in millions of euros)	
Net borrowings at beginning of period	**369.3**
Changes during the period:	
- Cash flow from operating activities	29.6
- Cash flow from investing activities	83.1
- Cash flow from discontinuing operations	(139.7)
- Translation impact and miscellaneous items	(30.8)
Total changes during the period	(57.8)
Net borrowings at end of period	**311.5**

BREAKDOWN OF NET FINANCIAL POSITION

(in millions of euros)	**6/30/06**	**12/31/05**
Net borrowings		
Loans payable to banks and other lenders	757.0	871.0
Loans payable to investee companies	5.4	3.5
Other financial assets (-)	(7.0)	(2.1)
Financial accrued income and prepaid expenses	(0.1)	(0.4)
Cash and cash equivalents (-)	(443.8)	(502.7)
Total	**311.5**	**369.3**

RECONCILIATION OF CHANGE IN NET INDEBTEDNESS AND CASH FLOW STATEMENT (Cash and cash equivalents)

(in millions of euros)	**Cash and cash equivalents**	**Indebtedness net of cash and cash equivalents**	**Net amount**
Balance at beginning of period	**(502.7)**	**872.0**	**369.3**
Cash flow from operating activities	29.6		29.6
Cash flow from investing activities	83.1		83.1
New borrowings	(10.4)	10.4	
Loan repayments	90.7	(90.7)	
Cash flow from discontinuing operations	(139.7)		(139.7)
Translation impact and miscellaneous items	8.4	(36.4)	(30.8)
Other changes	(2.8)		(2.8)
Balance at end of period	**(443.8)**	**755.3**	**311.5**

Semiannual Report at June 30, 2006

parmalat



Contents

Board of Directors, Board of Statutory Auditors and Independent Auditors

Board of Directors

Chairman	Raffaele Picella
Chief Executive Officer	Enrico Bondi
Directors	Piergiorgio Alberti Massimo Confortini (i) (3) Marco De Benedetti (i) (2) Andrea Guerra (i) (2) Vittorio Mincato (i) (3) Erder Mingoli (i) Marzio Saà (i) (1) Carlo Secchi (i) (1) (2) Ferdinando Superti Furga (i) (1) (3)

(i) Independent Director
(1) Member of the Internal Control and Corporate Governance Committee
(2) Member of the Appointments and Compensation Committee
(3) Member of the Litigation Committee

Board of Statutory Auditors

Chairman	Alessandro Dolcetti
Statutory Auditors	Enzio Bermani Mario Magenes

Independent Auditors

PricewaterhouseCoopers S.p.A.

The table below presents the financial highlights of the Company and the Group; the new Parmalat Group was established on October 1, 2005, therefore the data for the first half of 2005, which were approved and published in 2005, are stated on a pro forma basis.

(in millions of euros)			
GROUP	**FIRST HALF 2006**	**PRO-FORMA FIRST HALF 2005**	**ACTUAL FIRST HALF 2005**
- REVENUES FROM OPERATIONS	1,967.2	1,847.8	0.0
- EBITDA	159.8	131.7	(0.4)
- EBIT (*)	76.8	104.9	(0.4)
- PROFIT (LOSS) FOR THE PERIOD	17.0	39.6	(0.5)
- NET BORROWINGS	311.5	585.6	(0.6)
- ROI	6.9%	n.a.	n.m.
- ROE	1.8%	n.a.	n.m.
COMPANY			
- REVENUES FROM OPERATIONS	504.5	525.7	0.0
- EBITDA	32.0	23.3	(0.4)
- EBIT	(7.2)	16.2	(0.4)
- PROFIT (LOSS) FOR THE PERIOD	2.0	19.1	(0.5)
- NET FINANCIAL ASSETS	291.6	232.3	0.6
- ROI	-0.9%	n.a.	n.m.
- ROE	0.2%	n.a.	n.m.

(*) The pro-forma result for the first half of 2005 profits by non recurrent revenues from the adjustment of provisions for preferential and prededuction claims, while the result for the first half of 2006 is affected by legal fees paid in actions for damages and actions to void and restructuring costs not included in the 2005 comparative data

Information About Parmalat's Securities

The securities of Parmalat S.p.A. have been trading on the Milan Online Stock Market since October 6, 2005. The key data for the first half of 2006 are summarized below:

	Common Shares	Warrants
Securities outstanding at 6/30/06	1,640,056,935	81,372,551
Closing price on 6/30/06	2.4425	1.447
Capitalization (in millions of euros)	4,005.8	117.7
High for the period (in euros)	2.775 April 5, 2006	1.85
Low for the period (in euros)	2.05 January 2, 2006	1.306 January 2, 2006
Average price in June (in euros)	2.36	1.38
Highest daily trading volume	77,085,448 April 5, 2006	1,123,198 April 5, 2006
Lowest daily trading volume	1,492,602 January 2, 2006	25,131 June 20, 2006
Average trading volume in June	36,592,818	103,427

Performance of Parmalat's Shares

The charts on the following pages compare the performance of Parmalat's shares with those of the main Italian market indices (Mibtel, Midex, Food Shares).
Because the market views Parmalat's shares as securities with a high volatility component, related mainly to the expected outcome of various lawsuits that the Company is currently pursuing, the share price can fluctuate by significant amounts both upwards and downwards.

PARMALAT vs MIDEX



41,000
39,000
37,000
35,000
33,000
31,000
29,000
27,000
MIDEX
3.00
2.90
2.80
2.70
2.60
2.50
2.40
2.30
2.20
2.10
2.00
PARMALAT
Jan-02-06
Jan-06-06
Jan-12
Jan-18
Jan-24
Jan-30
Feb-03
Feb-09
Feb-15
Feb-12
Feb-27
Mar-03
Mar-09
Mar-15
Mar-21
Mar-27
Mar-31
Apr-06
Apr-12
Apr-20
Apr-26
May-03
May-09
May-15
May-19
May-25
May-31
Jun-06
Jun-12
Jun-16
Jun-22
Jun-28
MIDEX INDEX
Parmalat clos. price


PARMALAT vs MIBTEL
MIBTEL
PARMALAT
32,000
31,000
30,000
29,000
28,000
27,000
26,000
25,000
3.00
2.90
2.80
2.70
2.60
2.50
2.40
2.30
2.20
2.10
2.00
Jan-02-06
Jan-06-06
Jan-12
Jan-18
Jan-24
Jan-30
Feb-03
Feb-09
Feb-15
Feb-21
Feb-27
Mar-03
Mar-09
Mar-15
Mar-21
Mar-27
Mar-31
Apr-06
Apr-12
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May-03
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Jun-06
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Jun-28
MIBTEL INDEX
Parmalat clos. price


© Telaborsa
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16/02/06
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PARMALAT
----------- Food Share Index

Note: Parmalat SpA accounts for about 50% of the Food Share Index market capitalization.

Shareholder Base

As required under Article 120 of the Uniform Financial Code, the table below lists the shareholders who hold a significant interest in the Company (as of August 28, 2006):

Shareholders	Number of shares	%
Capitalia	84,845,406	5.171
Harbert Distressed Inv. Fund	47,002,990	2.865
JP Morgan Securities Ltd	41,695,284	2.541
Davidson Kempner Cap. Mng. LLC	33,152,395	2.021
Lehman Brothers Holdings Inc.	33,408,939	2.036
Gartmore inv. Mng	33,480,109	2.040
Total	273,585,123	16.674

For the sake of greater disclosure, we wish to point out that, as a result of the share award process and the resulting allocation of shares to creditors of the Parmalat Group, the Company's subscribed capital has increased thus far by 20,812,289 euros. Consequently, the Company's share capital has risen from 1,619,945,197 euros at December 31, 2005 to the current level of 1,640,757,886 euros.

Specifically:
59,187,515 shares, equal to 3.6% of the share capital, are still held on deposit by Parmalat S.p.A. A breakdown of these shares is as follows:

- 17,023,647 shares, equal to 1.0% of the share capital, are owned by commercial creditors who have been identified by name and are held by Parmalat S.p.A. as intermediary through the Monte Titoli centralized securities clearing system (21,763,451 shares at July 21, 2006);
- 42,163,868 shares, equal to 2.6% of the share capital registered in the name of Fondazione Creditori Parmalat, broken down as follows
  - 120,000 shares representing the initial capital of Parmalat S.p.A. (unchanged as of July 21, 2006);
  - 42,043,868 shares, equal to 2.6% of the share capital, attributable to creditors who have not yet been identified by name (44,936,482 shares as of July 21, 2006).

The maintenance of the Stock Register has been outsourced to Servizio Titoli S.p.A.

Characteristics of the Securities

Shares

The shares are common, registered shares, regular ranking for dividends as of January 1 of the year in which the capital increase through which they were issued was carried out.
The Extraordinary Shareholders' Meeting of March 1, 2005 approved a capital increase of up to 2,009,967,908 euros, reserved as follows:

a) up to 1,502,374,237 euros for unsecured creditors with verified claims;
b) up to 38,700 853 euros for Fondazione Creditori Parmalat;
c) up to 238,892,818 euros for creditors with contested or conditional claims;
d) up to 150,000,000 euros for late-filing creditors;
e) up to 80,000,000 euros for the conversion of warrants.

The Extraordinary Shareholders' Meeting of September 19, 2005 approved a resolution making "permeable" the tranches into which the capital increase approved at the Shareholders' Meeting of March 1, 2005 is divided.
Consequently, if one of the tranches into which the abovementioned capital increase is divided (except for the first tranche and the last 80,000,000-euro tranche reserved for warrant conversion purposes) should contain more shares than are needed to actually convert into share capital the claims for which it has been reserved, the surplus can be used to draw the resources needed to convert the claims of a different category of creditors, whose conversion needs are greater than those that can be accommodated with the capital increase tranche reserved for them pursuant to the resolution approved by the Extraordinary Shareholders' Meeting of March 1, 2005.
Acting in accordance with the abovementioned resolutions of the Shareholders' Meeting, the Board of Directors carried out the requisite capital increases, as needed.

Warrants

The warrants, which have a par value of 1 euro each, are issued in dematerialized form and have been negotiable on the Online Stock Market since the date of listing (October 28, 2005).
Each warrant conveys the right to subscribe shares at par for cash on a continuous basis, effective on the tenth day of the month following the month when the application to exercise is filed in a given calendar year, from 2005 to 2015.
The terms and conditions for the exercise of the warrants are set forth in the respective regulations, which were approved by the Issuer's Board of Directors on March 1, 2005 and are available at the Parmalat website (www.parmalat.com).
The additional shares issued through the exercise of the warrants will be issued with regular ranking, i.e., with a valid coupon as of the effective exercise date of the warrants.

Global Depositary Receipts

Pursuant to the Composition with Creditors and with express exemption from any related liability, the Foundation and the Issuer have been authorized, each within the scope of its jurisdiction, to award to unsecured creditors who can be classified as "Qualified Institutional Buyers" or "Accredited Investors" (in accordance with the meaning that these terms have pursuant to the "General Rules and Regulations Under the U.S. Securities Act of 1933") the Issuer's shares and warrants that they are entitled to receive in the form of Global Depositary Receipts, and to take all steps necessary to establish the required Global Depositary Receipts programs.
The credit institution that issues these financial instruments is the Bank of New York, which should be contacted for all related documents and transactions.
At June 30, 2006 a total of 100,827,230 Global Depositary Receipts and 108,920 Global Depositary Warrants had been issued.

Report on Operations by the Board of Directors

Revenues and Profitability

Note: The data are stated in millions of euros. As a result, the figures could reflect noticeable differences of about 0.1 million euros or 0.1 percentage points that are caused exclusively by the rounding figures to the next decimal.

The costs incurred in connection with the ITX contamination and the legal costs paid to pursue lawsuits are not included in the results listed below because they are listed as separate items on the income statement below the EBITDA level.

a) Global Data

Group Continuing Operations

€ Ml	I H 2005	I H 2006	Change	
Revenues	**1.847,8**	**1.967,2**	**119,4**	*+6,5%*
EBITDA	**131,7**	**159,8**	**28,0**	
% on Revenues	*7,1*	*8,1*	*1,0 ppt*	

Revenues for the first half of 2006 totaled 1,967.2 million euros, or 6.5% more than in the same period last year. At 159.8 million euros, EBITDA were 28.0 million euros greater than in the first six months of 2005 (131.7 million euros). The return on sales was 8.1%, an improvement of 1 percentage point over the first half of 2005. On a year-over-year comparison basis, EBITDA were up 21.3%.

Changes in foreign currency exchange rates (compared with the average exchange rates for the first six months of 2005) boosted revenues by 87.2 million euros (equal to 4.7% of revenues) and EBITDA by 7.6 million euros (equal to 5.8% of EBITDA). These increases were due primarily to the appreciation of the Canadian dollar versus the euro.

Analysis of Increase in EBITDA


TOTAL =
28,0
of which FX effect
7,6
of which:
Holding expenses: -2,8 € Ml
of which:
FX: + 6,4 € Ml
of which
W. Down of Acc.
Receiv. & Other Prov:
+ 6,2 € Ml
131,7
10,7
-4,4
10,3
11,8
-1,4
4,0
-2,9
159,8
I HALF 2005
Italy
Europe (excluding Italy)
Canada
Center & South America
Australia
Africa
Other
I HALF 2006

FX= impact of currency exchange rates.

b) Data by Geographic Region

€ MI	I HALF 2005			I HALF 2006		
	Revenues	EBITDA	*% on Revenues*	Revenues	EBITDA	% on Revenues
Italy	598,0	37,4	*6,3*	580,9	48,1	*8,3*
Canada	603,4	43,9	*7,3*	648,1	54,1	*8,4*
Australia	192,2	16,4	*8,5*	218,4	15,0	*6,9*
Africa	149,1	15,4	*10,3*	178,2	19,5	*10,9*
Spain	109,1	8,3	*7,6*	99,7	2,2	*2,2*
Portugal	32,9	3,4	*10,3*	39,0	4,1	*10,5*
Russia	19,1	2,4	*12,7*	26,5	3,8	*14,4*
Romania	5,0	1,5	*29,7*	5,5	1,1	*20,9*
Nicaragua	12,6	1,6	*12,7*	13,2	2,0	*14,9*
Cuba	0,5	(0,3)	*(66,4)*	3,6	1,0	*28,8*
Venezuela	70,4	5,2	*7,3*	91,1	14,5	*15,9*
Equador	0,0	(0,4)	*n.s.*	1,0	(0,3)	*(27,7)*
Colombia	45,9	4,7	*10,3*	55,5	5,5	*9,9*
Other	9,5	(7,9)	*n.s.*	6,7	(10,8)	*n.s.*
Group	**1.847,8**	**131,7**	***7,1***	**1.967,2**	**159,8**	***8,1***

** Other: Italcheese, holding companies and eliminations.*
*** Ecuador: This affiliate resumed its operating activity in 2006.*

c) Data by Product

€ MI	I HALF 2005 Revenues	I HALF 2005 EBITDA	I HALF 2005 % on Revenues	I HALF 2006 Revenues	I HALF 2006 EBITDA	I HALF 2006 % on Revenues
Milk (1)	1.049,0	80,4	7,7	1.138,5	87,5	7,7
Vegetable (2)	125,3	12,9	10,3	134,8	14,3	10,6
Fresh (3)	574,5	41,2	7,2	608,1	56,9	9,4
Other (4)	99,0	(2,8)	(2,9)	85,7	1,0	1,2
Group Continuing	1.847,8	131,7	7,1	1.967,2	159,8	8,1

(1) Include Milk, Cream and Bechamel
(2) Mainly Juices
(3) Include yogurt, dessert, cheese
(4) Include holding expenses and W. Down of Acc. Receiv. & Other Prov

The financial data by Division show that the categories that generated most of the revenues (Milk and Fresh Dairy) increased revenues by 8.5% and 5.8%, respectively. Sales by the Produce Division grew by 7.6%.

Year 2005


Fresh (3) 31,1%
Vegetable (2) 6,8%
Other (4) 5,4%
Milk (1) 56,8%

Year 2006


Fresh (3) 30,9%
Vegetable (2) 6,9%
Other (4) 4,4%
Milk (1) 57,9%

(1) Include Milk, Cream and Bechamel
(2) Mainly Juices
(3) Include yogurt, dessert, cheese
(4) Include holding expenses and W. Down of Acc. Receiv. & Other Prov

Capital Expenditures

The table below provides a breakdown of capital expenditures by geographic region.

Parmalat Group

Syntesis of Capital Expenditure of Parmalat Group at June the 30th

Values in € ml		I Half 2005		I Half 2006	
		Value	% on Total	Value	% on Total
	Italy	3,6	17,2%	8,7	26,1%
	Spain	4,6	22,1%	5,7	17,2%
	Portugal	0,1	0,4%	0,3	1,0%
	Romania	0,6	2,7%	0,5	1,4%
	Russia	1,2	6,0%	0,7	2,2%
Europe		**10,0**	**48,4%**	**15,9**	**47,8%**
	Canada	2,5	12,3%	4,4	13,1%
North America		**2,5**	**12,3%**	**4,4**	**13,1%**
	Colombia	0,5	2,4%	1,0	3,1%
	Ecuador	0,0	0,0%	0,4	1,3%
	Nicaragua	0,2	1,0%	1,2	3,6%
	Cuba	0,0	0,2%	0,0	0,0%
	Venezuela	0,1	0,7%	0,9	2,6%
Central and South America		**0,9**	**4,3%**	**3,5**	**10,5%**
Africa		**3,1**	**15,0%**	**6,0**	**18,0%**
Australia		**4,1**	**20,1%**	**3,5**	**10,6%**
Group		**20,7**	**100,0%**	**33,3**	**100,0%**

The main capital investment projects carried out in the various geographic regions are reviewed below.

Italy

- Completion or startup of capital investment projects for new lines: two lines to package pasteurized milk in PET bottles, one line to manufacture HDPE bottles for UHT milk (in the installation phase), Tetra Top line for cream and pasteurized milk, and one line to manufacture UHT milk carryon containers.
- Rationalization projects to comply with new regulatory requirements.
- Launch of new information technology projects, including the implementation of a new planning, control and reporting system (statutory and management) to support the Group and its Italian operations.

Europe

- Spain: Replacement of the steri tower at the Barcelona factory, new filling station at the Saragossa plant and filling line for products packaged in glass bottles at the Madrid facility.
- Russia: construction of a new facility for the production of ricotta cheese, purchase of equipment to measure proteins, purchase of system to soften production water, installation of a refrigerated storage facility for concentrates, purchase of fork lifts to handle products and drive-in positioning of fresh products in a refrigerated storage facility, and upgrades to comply with regulatory requirements.
- Romania: completion of the installation of a packaging line for product sold in PET containers, installation of e-Drive shelving, completion of a new factory wing, installation of a refrigerated storage facility for concentrates.

Other Countries

- Canada: A number of medium-sized projects were carried out at the 19 factories operated by the Canadian affiliate, such as: container washing, multi-pack filling system, expansion of refrigerated storage capacity, replacement of MFS and Speed modules. Numerous other projects were carried out to comply with regulatory requirements and to upgrade the information systems that support the administrative staff. Several major industrial projects are scheduled to start in the second half of 2006.
- Nicaragua: Purchase of new vehicles to renovate the vehicle fleet, projects to comply with regulatory requirements and improve product quality.
- Venezuela: Upgrades of factory services and production equipment, improvements to the facilities that produce pasteurized milk (Miranda plant).
- Australia: Programs to improve quality and to cut costs, expansion of production capacity for fresh dairy products in Brisbane (required in part by the termination of the joint venture with Norco).
- Africa: Expansion of production capacity for UHT milk packaged in bottles and increase of warehouse space, HACCP (Hazard Analysis and Critical Control Point) accreditation, launch of the GAP (Good Agricultural Practices) program with milk producers.

* * *

During the first half of 2006, the Group carried out R&D projects that were focused on the development of new products. These projects were carried out in cooperation with universities and research centers, requiring only limited investments.

Business Units

Italy

€ Ml	I H 2005	I H 2006	Change	
Revenues	**598,0**	**580,9**	**(17,1)**	*-2,9%*
EBITDA	**37,4**	**48,1**	**10,7**	
% on Revenues	*6,3*	*8,3*	*2,0 ppt*	

In the first half of 2006, revenues were slightly lower (-2.9%) than in the same period last year, totaling 580.9 million euros (598.0 million euros for the first six months of 2005). The main reason for this difference is a decrease in revenues from sales of bulk products (such as raw milk), wooden pallets and other materials that are resold at no profit (-19.6 million euros, from 35.3 million euros to 15.7 million euros). Net of sales of these nonoperating products, cumulative six-month revenues totaled 562.7 million euros at June 30, 2005 and 565.2 million euros at June 30, 2006, for a gain of 2.5 million euros (+0.4%).

Mio €	I HALF 05	I HALF 06	Change	
Product Sales Revenues	**562.7**	**565.2**	**2.5**	*0,4%*
Bulk products, pallets and others products sales revenues	**35.3**	**15.7**	**(19.6)**	*-55,5%*
Net Revenues	**598.0**	**580.9**	**(17.1)**	*-2,9%*

EBITDA grew to 48.1 million euros, or 10.7 million euros more than in the previous year. The ratio of EBITDA to sales was 8.3% (+2.0 percentage points compared with 2005). The improvement in EBITDA reflects in part a reduction in writedowns of working capital and a decrease in other provisions.

The Italian consumer market is characterized by a relatively stable level of demand, a high degree of concentration in the distribution system, an expanding Discount channel, the proliferation of private brands and increasing promotional pressures.
In addition to the factors listed above, the dairy segment of the market is also characterized by rising imports of raw materials, semifinished products and finished goods that are offered abroad at lower prices than those available in Italy.
In this environment, Parmalat has chosen to safeguard product quality and innovation and refrain from engaging in price competition, while at the same time offering value added to consumers.

Overall, the results of this positioning strategy have been positive. An analysis of the main market segments is provided below:
- UHT Milk. Based on total data for Italy (excluding the Discount channel), Parmalat continues to be the unchallenged leader, with a market share of 32.7% and a growth rate of 1.5% (+2.2% in the Modern channel), which is higher than that of the market as a whole.

The growth enjoyed by the Group is due mainly to the "Parmalatization" of local brands and to functional products with a high value added that are sold under the Parmalat brand. Specifically, these products, which received the lion's share of the Group's investments in communications, had an overall growth rate of almost 24% in the first half of 2006, due primarily to the success of Zymil (+18%), Omega 3 (+78%), Fibresse (+48%) and Physical (+11.9%). Physical, which was launched in June with a TV advertising campaign, is a

new international brand (special milk fortified with calcium and vitamin D). Sales of functional milks have grown to account for more than 35% of total UHT milk sales and increased by 25% compared with the previous year.
Unit sales of conventional UHT milk held steady, even though the Group engaged in significantly less promotional activity than its competitors did and actually invested less in promotions than it did in 2005.
- Fresh Milk. In the Modern channel, the brands of the Parmalat Group achieved an overall growth rate that was in line with that of the market as a whole (+7.5%), thereby succeeding in maintaining its revenue market share virtually unchanged at 26%. The growth came from positive performances in the high-quality (+11%) and part skim (+7.6%) segments and from the entry of Zymil and microfiltered Physical in the fresh milk market as well. In addition, the Group continued to promote the Parmalat brand (Parmalatization process). Repeating the strategy followed with Bontà & Linea in the part skim segment, a single-serving packaging format – Bontà & Gusto – was also launched for all brands in the whole milk segment, promoting a more consistent Group image throughout Italy.
- Yogurt. In the yogurt market, which is growing thanks to the development of specialty products and massive promotional investments, the Parmalat Group's revenue market share stood at 6.4% for the first half of 2006 (excluding the Discount channel). The decrease compared with the previous year reflects a strategic choice made by the Group to increase its profitability (dropping the Torvis and Ala brands, which were largely unprofitable), while maintaining a meaningful market share in anticipation of a turnaround. If the data are adjusted to eliminate the impact of the dropped brands, the decrease is limited to 11% and is attributable primarily to Kyr, which posted a decrease of almost 30% during the period.
Starting in April, work began on relaunching the Jeunesse brand to focus on product benefits, which were bolstered by the positive outcome of clinical trials. The relaunch involved studying a new packaging and developing a new television campaign (which aired in April and May) that underscored the new positioning of the product.
Additional efforts went into improving yogurt quality in general, which was accomplished in part through additional investments in technology. The early results of this turnaround effort are encouraging, and a second phase of the relaunch process is already being planned for the second half of the year.
- Fruit Beverages. Santal began the year with a loss of about 20%, caused mainly by the decision made at the end of 2005 to cease distributing products in Tetrapak containers. Parmalat took this step to protect consumers from ITX contamination. However, sales have rebounded in recent months, with the decrease shrinking to -6% in June and the cumulative figure for the first half of the year contracting by 9% compared with 2005. The revenue market share also improved considerably, rising from 9.6% in January to 13% in June, about the same as it was in 2005.
During the first six months of 2006, work also went into improving packaging and preparing products for the next summer season. Specifically, Santal Active Drink, which has fewer calories than regular Santal and is available in an orange-carrot flavor, was relaunched in a new 1.5-liter, wide-mouth bottle.

With regard to more general issues, major projects were carried out in the areas of purchasing, manufacturing and logistics to reduce costs and streamline the organization.
In the area of purchasing, major savings were achieved in purchasing of such raw materials as milk (in Italy and abroad), sugar and fruit juices, and in packaging.
In manufacturing, the closing of the Padua factory was finalized, and technical and organizational process initiatives were used to improve performance by increasing plant productivity and reducing waste.
Lastly, in primary logistics, significant savings were achieved in shipping and warehouse costs, despite a rise in oil prices, by renegotiating terms with suppliers and partially redesigning the operating model. In secondary logistics, the implementation of a plan to restructure the distribution networks is continuing.

Canada

€ Ml	I H 2005	I H 2006	Change	
Revenues	**603,4**	**648,1**	**44,7**	*+7,4%*
EBITDA	**43,9**	**54,1**	**10,3**	
% on Revenues	*7,3*	*8,4*	*1,1 ppt*	

Data in Local Currency

CAD$ Ml	I H 2005	I H 2006	Change	
Revenues	**958,3**	**907,3**	**(51,0)**	*-5,3%*
EBITDA	**69,7**	**75,8**	**6,1**	
% on Revenues	*7,3*	*8,4*	*1,1 ppt*	

When stated in the Group's reporting currency, revenues for the first half of 2006 totaled 648.1 million euros, or 7.4% more than in the same period last year (603.4 million euros). EBITDA increased by 10.3 million euros, rising from 43.9 million euros in the first six months of 2005 to 54.1 million euros in the same period this year, with the return on sales improving to 8.4% (+1.1 percentage points more than in 2005).

Disregarding the positive impact of a change in the Canadian dollar-euro exchange rate (the Canadian dollar appreciated by 11.8% compared with the exchange rate in the first half of 2005), revenues for the first six months of 2006 totaled 907.3 million Canadian dollars, down 5.3% from the same period a year ago (958.3 million Canadian dollars). However, EBITDA improved from 69.7 million Canadian dollars to 75.8 million Canadian dollars (+6.1 million Canadian dollars, +1.1 percentage points compared with 2005).

Overall, unit sales were 8.0% lower than in the first six months of 2005, but 2006 had fewer days available for deliveries and billing (one week less, about 4,0%); another factor that had a negative impact was a one-week strike at the Montreal plant and the rise of the Canadian dollar, which penalizes exports of finished products and forces surplus milk to find an outlet in the local market which is becoming more and more competitive.

During the period, the change in product mix, some marketing initiatives and successful cost reduction efforts achieved by optimizing formulas, ingedients and processes, helped offsetting the negative impact on sales (and consequently on revenues) together with an improved purchase policy and the structure streamlining (see increase in EBITDA).

To counter the decrease in sales, however, consumers appear to favor innovative products, particularly those that improve health and wellness. Yogurt is the segment that is benefiting the most from this trend, owing in part to investments made by competitors. The Canadian subsidiary is fully involved in this trend through:

- investments aiming to improve the yogurt production capacity, especially in "multi-pack" production;

- the launch of functional products in the yogurt and milk markets starting from the second half of 2006. To this regard, the Jeunesse line (functional products cross-category introduced in Italy in 2005 and in Canada in 2006) achieved remarkable performances in the yogurt segment.

Australia

€ Ml	**I H 2005**	**I H 2006**	**Change**	
Revenues	**192,2**	**218,4**	**26,2**	*+13,6%*
EBITDA	**16,4**	**15,0**	**(1,4)**	
% on Revenues	*8,5*	*6,9*	*-1,7 ppt*	

Data in local currency

AUS$ Ml	**I H 2005**	**I H 2006**	**Change**	
Revenues	**319,8**	**361,4**	**41,7**	*+13,0%*
EBITDA	**27,3**	**24,8**	**(2,5)**	
% on Revenues	*8,5*	*6,9*	*-1,7 ppt*	

In the first half of 2006, revenues grew to 218.4 million euros, or 13.6% more than in the same period last year. EBITDA, which at 15.0 million euros were 1.4 million euros lower than in the first six months of 2005 (16.4 million euros), were equal to 6.9% of revenues (1.7 percentage points less than in 2005).

The Australian dollar appreciated by 0.5% compared with the exchange rate in the first half of 2005. Stated in the local currency, revenues total 361.4 million Australian dollars (13.0% more than in the first six months of 2005) and EBITDA show a decrease of 2.5 million Australian dollars.

Even though the market in which it operates has limited growth (1% to 2%) and a highly concentrated distribution system, the Business Unit increased unit sales by 5.5% compared with the first half of 2005.

Shipments of pasteurized milk, which accounts for about 80% of total unit sales, were up 7.5% compared with the first six months of 2005, owing in part to the positive impact of a new contract that went into effect in February 2005. The overall sales improvement was also made possible by the positive performance of some of the Business Unit's products that have a high value added, such as Physical (functional milk with a high calcium content) and Starter Milk (part skim milk fortified with proteins that give it a taste similar to that of whole milk). Shipments of UHT milk fell by 4.3% compared with the first six months of 2005.
Unit sales of yogurt increased by 19.8% in the first half of 2006, driven mainly by strong demand for Valia branded yogurt (probiotic functional yogurt with a high value added). In the dessert segment, unit sales rose by 15.6%, reflecting rising shipments of custards and the launch of a new adult dessert in February.
The competitive nature of the retail and dairy markets hindered the Business Unit's ability to raise prices in all segments. As a result, the Business Unit chose to focus on increasing operating efficiency and reducing manufacturing costs.
With regard to exports, the results for the first half of 2006 were adversely affected by the rising value of the Australian dollar versus the currencies of neighboring countries, which made exported Australian products less competitive. Another negative factor in this area has been the growth of local distributors of cheaper milk and dairy products in the main Asian markets.

At the EBITDA level, the positive effect of the increase in unit sales and revenues achieved in the first six months of 2006 was more than offset by the adverse impact of high oil prices on transportation and distribution costs, the higher price paid for milk in the first half of the year compared with the average price for 2005 and a rise in advertising expenses required to support the launch of new products and reposition existing products.

The benefits of the decrease in milk prices that typically characterizes the second half of the year and of a further increase in unit sales that recent advertising campaigns are expected to produce will be felt fully in the coming months and should enable the Business Unit to report much improved operating results.

Another factor affecting the Business Unit's profitability for the first six months of 2006 was the reclassification of the results of certain joint ventures. These results are now reflected in an item below the EBITDA line.

Africa

€ Ml	I H 2005	I H 2006	Change	
Revenues	**149,1**	**178,2**	**29,0**	*+19,5%*
EBITDA	**15,4**	**19,5**	**4,0**	
% on Revenues	*10,3*	*10,9*	*0,6 ppt*	

Data in Local Currency

Rand Ml	I H 2005	I H 2006	Change	
Revenues	**1.190,1**	**1.384,5**	**194,4**	*+16,3%*
EBITDA	**123,1**	**151,3**	**28,2**	
% on Revenues	*10,3*	*10,9*	*0,6 ppt*	

Revenues were up sharply in the first half of 2006, rising to 178.2 million euros (19.5% more than the 149.1 million euros booked in the same period last year) and boosting EBITDA to 19.5 million euros, or 10.9% of revenues (+0.6 percentage points compared with 2005).

The local currency (South African rand) appreciated by 2.6% compared with the exchange rate in the first six months of 2005.

When they are stated in rands, with the data from other countries in Africa translated into rand, revenues for the first six months show a year-over-year increase of 16.3%, rising from 1,190.1 million rand in 2005 to 1,384.5 million rand in 2006, and EBITDA improve to 151.3 million rand, or 28.2 million rand more than in 2005.

South Africa

Unit sales to non-captive customers were up 10.1% compared with 2005.
Shipments of UHT milk, which account for about half of the total volume sold, increased by 12.6%. The positive performance achieved in South Africa was made possible by higher unit sales of cheese, which increased by 19.8%. A reduced focus on this product segment by the Business Unit's competitors accounts in part for this improvement.
In the area of beverages, unit sales were down both for fruit juices (-1.2% compared with 2005) and tea, owing in part to a delay in the launch of "ICE TEA," which began to produce results only in March.
In volume terms, sales of yogurt products increased by 16.1% compared with the first half of 2005. In the milk and yogurt markets, the Business Unit is in the process of finalizing plans to launch functional products such as milk with a high calcium content and probiotic spoonable and drinkable yogurt with immune system boosting properties.

The increase in profitability is chiefly the result of an improvement in the mix of products sold. In addition, the positive performance reported in the second half of 2005 and the first six months of 2006 benefited from the growth of the South African economy, which is continuing to expand at a healthy rate.

Other African Countries

Total unit sales were 14.0% higher than in the first half of 2005. Shipments of UHT increased by 24.4% year-over-year. Unit sales were also up for fruit juices (+15.8%) and pasteurized milk (+5.3%), which accounts for about one-quarter of the total sales volume.

Some countries are beginning to increase their customs duties, which could have a negative impact on business results. The Business Unit is therefore developing initiatives to manage the Group's presence in local markets on a country-by-country basis.

Spain

€ Ml	I H 2005	I H 2006	Change	
Revenues	**109,1**	**99,7**	**(9,4)**	*-8,6%*
EBITDA	**8,3**	**2,2**	**(6,2)**	
% on Revenues	*7,6*	*2,2*	*-5,5 ppt*	

Revenues for the first half of 2006 totaled 99.7 million euros, or 9.4 million euros less than in the same period last year (109.1 million euros). EBITDA decreased by 6.2 million euros, falling from 8.3 million euros at June 30, 2005 to 2.2 million euros this year (the ratio of EBITDA to revenues contracted from 7.6% to 2.2%).

In the first six months of 2006, total unit sales decreased by 13.0% compared with 2005.

The Spanish Business Unit, which operates in a market characterized by strong competitive pressure, the expansion of mass retailing chains to the detriment of conventional retailers, a steady rise in the use of private labels, rapidly rising costs due to the local rate of inflation and an increase in the price of petroleum products, is currently in a generally weak competitive position.

Therefore, the Spanish operations are currently undergoing a restructuring process, which calls for the Business Unit to:

- focus its product portfolio on functional milks;
- spread Cacaolat as a national brand (now it is produced mostly at the regional level);
- re-introduce ice creams;
- streamline its manufacturing organization;
- restructure its refrigerated product distribution system.

The objective is to bring the company back to adequate profitability levels on a lower revenues basis.

Portugal

€ Ml	I H 2005	I H 2006	Change	
Revenues	**32,9**	**39,0**	**6,1**	*+18,6%*
EBITDA	**3,4**	**4,1**	**0,7**	
% on Revenues	*10,3*	*10,5*	*0,2 ppt*	

In the first half of 2006, revenues increased to 39.0 million euros, or 18.6% more than the 32.9 million euros booked in the same period last year. However, the reason for the year-over-year change in net revenues is a reclassification of 2005 revenues (revenues net of promotions). EBITDA totaled 4.1 million euros, or 0.7 million euros more than the 3.4 million euros earned in the first six months of 2005.

Total unit sales were down slightly (-0.9%) compared with 2005. Specifically, shipments of UHT milk, which account for about half of the total sales volume, were 9.3% higher than in the first half of 2005. On the other hand, unit sales of fruit juices decreased sharply (-23.2% compared with 2005) because the Business Unit's products are priced higher than those of its competitors, who pursue a low price strategy. Unfavorable weather conditions also were a negative factor. Shipments of UHT cream were about the same as in the first six months of 2005. Overall, the Business Unit performed well, thanks to positive results in the areas of flavored milk and chocolate (UCAL) and to an effort to use promotional and advertising expenses in certain segments of the market more effectively.

A new line of functional milk, which is being launched in September, is expected to provide a further boost to profitability, once it has been introduced throughout the market.

Russia

€ Ml	I H 2005	I H 2006	Change	
Revenues	19,1	26,5	7,4	+38,9%
EBITDA	2,4	3,8	1,4	
% on Revenues	12,7	14,4	1,7 ppt	

Data in Local Currency

Rublo Ml	I H 2005	I H 2006	Change	
Revenues	686,0	901,4	215,4	+31,4%
EBITDA	87,1	130,2	43,1	
% on Revenues	12,7	14,4	1,7 ppt	

At June 30, 2006, revenues totaled 26.5 million euros, or 38.9% more than in the first half of 2005 (19.1 million euros). EBITDA increased to 3.8 million euros (14.4% of revenues), for an increase of 1.4 million euros over the previous year (2.4 million euros).

The Russian ruble appreciated by 5.4% versus the euro compared with the exchange rate in the first six months of 2005. When the data are stated in rubles, revenues for the first half of 2006 total 901.4 million rubles, showing a gain of 31.4% over the same period last year (686.0 million rubles), and EBITDA rise from 87.1 million rubles to 130.2 million rubles.

Unit sales were 21.4% higher than in the first six months of 2005. Specifically, shipments of UHT milk, which accounts for about one-third of the total sales volume, increased by 41.8% compared with 2005. Pasteurized milk and fruit juices also performed well, with unit sales rising by 16.7% and 25.5%, respectively.

This broad-based improvement in performance reflects the contribution of a more aggressive sales force and its ability to develop relationships with the Business Unit's customers. In addition, the average price paid for raw milk decreased by 1.1% compared with January 2005, despite an annual inflation rate of about 10.5%. This reduction was made possible by gradually broadening the supplier roster and by purchasing larger quantities than in 2005 (+23.3%).

Lastly, the Business Unit continued to steadily update its product portfolio as it focused on meeting specific market demands. For example, in June a new cranberry flavor was added to the red line of Santal beverages.

Romania

€ Ml	I H 2005	I H 2006	Change	
Revenues	**5,0**	**5,5**	**0,4**	*+8,2%*
EBITDA	**1,5**	**1,1**	**(0,4)**	
% on Revenues	*29,7*	*20,9*	*-8,8 ppt*	

Data in Local Currency

LEU Ml	I H 2005	I H 2006	Change	
Revenues	**18,5**	**19,3**	**0,8**	*+4,5%*
EBITDA	**5,5**	**4,0**	**(1,4)**	
% on Revenues	*29,7*	*20,9*	*-8,8 ppt*	

Revenues increased to 5.5 million euros in the first half of 2006, for a gain of 8.2% over the figure reported at June 30, 2005 (5.0 million euros). EBITDA totaled 1.1 million euros (20.9% of revenues), or 0.4 million euros less than the 1.5 million euros earned in the first six months of 2005.

The local currency (Romanian leu) appreciated by 3.4% versus the euro, compared with the exchange rate in the first half of 2005. Stated in the local currency, revenues amount to 19.3 million leus, or 4.5% more than in the first six months of 2005 (18.5 million euros). On the other hand, EBITDA decreased from 5.5 million leus to 4.0 million leus.

Unit sales of fruit juices, which account for virtually all of sales volume, were little changed from the first half of 2005 (-0.8%). The Business Unit's performance was adversely affected by a delay in leasing a blow-molding machine needed for a new product packaged in PET containers. This type of packaging is used to distribute four Santal Top flavors and two Ice Tea flavors in 500 ml and 1,500 ml containers. The launch of the PET packaging was delayed by about two months, with the first sales started in July, after the sterility testing. Sales of fruit juices distributed in "brick" packaging were affected by the delayed start of the summer season and by an increase in competitive pressure (Granini and Tymbark are the latest producers to enter the Romanian market). To support sales of Santal Kids juices, the Business Unit plans a relaunching campaign to coincide with the start of the school year in September.

Nicaragua

€ Ml	I H 2005	I H 2006	Change	
Revenues	**12,6**	**13,2**	**0,5**	*+4,3%*
EBITDA	**1,6**	**2,0**	**0,4**	
% on Revenues	*12,7*	*14,9*	*2,2 ppt*	

Data in Local Currency

Cordoba Ml	I H 2005	I H 2006	Change	
Revenues	**265,9**	**281,2**	**15,3**	*+5,8%*
EBITDA	**33,9**	**42,0**	**8,1**	
% on Revenues	*12,7*	*14,9*	*2,2 ppt*	

At June 30, 2006, revenues totaled 13.2 million euros, for a gain of 0.5 million euros (+4.3%) over the figure reported a year earlier (12.6 million euros). EBITDA totaled 2.0 million euros (14.9% of revenues), or 0.4 million euros more than in the first half of 2005.

The local currency (Nicaraguan cordoba) lost 1.4% of its value versus the euro, compared with the exchange rate in the first six months of 2005. When they are stated in the local currency, revenues amount to 281.2 million cordobas, or 15.3 million cordobas more (+5.8%) than in the first half of 2005 (265.9 million cordobas). EBITDA also show an increase, rising to 42.0 million cordobas (8.1 million cordobas more than in 2005).

Cumulative unit sales through June 30, 2006 were 10.3% lower than in the previous year.
This decrease is the result of a product-portfolio streamlining strategy pursued by the Business Unit (the strategy required that certain products be dropped and that the sales mix be optimized with a greater preponderance of products that have a higher value added) and reflects a scarcity of raw milk during the early months of the year.
Because of the dearth of raw milk, unit sales of pasteurized milk, which accounts for about 60% of the total sales volume, were down 11.1%. Shipments of pasteurized cream and fruit juices followed the opposite trend, rising by 4.1% and 36.8%, respectively, compared with the first half of 2005, and contributing to the overall revenue increase.

Total revenues and unit sales were also adversely affected by the failure to receive permits to export UHT milk to El Salvador and Costa Rica. The permits were denied by local authorities for protectionist reasons. The Business Unit expected to resolve this problem in August and make up for the unit sales lost in previous months. The rationing of electric power (up to eight hours a day throughout the country) contributed to depressing sales of pasteurized milk through the Traditional channel.
The year-over-year increase in revenues produced a significant improvement in EBITDA as compared with the first half of 2005, due mainly to the extraordinary sales gains achieved by the fruit juice line and an improved product mix (powdered milk, cream and fruit juices).

Cuba

€ Ml	I H 2005	I H 2006	Change	
Revenues	**0,5**	**3,6**	**3,1**	*+628,1%*
EBITDA	**(0,3)**	**1,0**	**1,4**	
% on Revenues	*(66,4)*	*28,8*	*95,2 ppt*	

Data in Local Currency

US$ Ml	I H 2005	I H 2006	Change	
Revenues	**0,6**	**4,4**	**3,8**	*+596,4%*
EBITDA	**(0,4)**	**1,3**	**1,7**	
% on Revenues	*(66,4)*	*28,8*	*95,2 ppt*	

In the first half of 2006, revenues totaled 3.6 million euros (US$4.4 million). EBITDA amounted to 1.0 million euros (US$1.3 million), up from a negative 0.3 million euros (negative US$0.4 million) at June 30, 2005.

This improvement was made possible by an increase in production (the Business Unit performed particularly poorly in 2005 due to crop-damaging hurricanes that affected the area) and reflect a sharp increase in sales prices, especially for grapefruit-based products.

Venezuela

€ Ml	I H 2005	I H 2006	Change	
Revenues	**70,4**	**91,1**	**20,7**	*+29,3%*
EBITDA	**5,2**	**14,5**	**9,3**	
% on Revenues	*7,3*	*15,9*	*8,6 ppt*	

Data in Local Currency

Bolivar Bl	I H 2005	I H 2006	Change	
Revenues	**187,1**	**240,5**	**53,4**	*+28,6%*
EBITDA	**13,7**	**38,2**	**24,5**	
% on Revenues	*7,3*	*15,9*	*8,6 ppt*	

Revenues increased by 29.3% in the first half of 2006 (91.1 million euros, compared with 70.4 million euros in the first six months of 2005). EBITDA improved by 9.3 million euros, rising from 5.2 million euros at June 30, 2005 to 14.5 million euros at June 30, 2006. The ratio of EBITDA to revenues was 15.9% (8.6 percentage points more than in 2005).

Thus far this year, the bolivar has not been devalued versus either the U.S. dollar or the euro. In the past, this was an event that affected the local economy regularly early in the year. As a result, the difference in exchange rate has been minimal (appreciation of the bolivar by 0.6%, compared with the exchange rate in the first six months of 2005).
When the data are stated in the local currency, revenues for the first half of 2006 show an increase of 28.6% over those at June 30, 2005 (240.5 billion bolivars versus 187.1 billion bolivars). The same is true for EBITDA (increase from 24.5 billion bolivars to 38.2 billion bolivars).

The performance of the individual product lines is reviewed below:
- Pasteurized Milk: Unit sales increased by 8.3%, but because the price of milk is controlled by the government and cannot be increased and because of the raw milk price increase during the first four months of 2006, profit margins remained under pressure. However, pasteurized milk is strategic in order to be able to sell other refrigerated products that have higher added value (juices, tea, yogurt and fermented milk). the The Business Unit is focusing on improving the product mix and streamlining the packaging assortment to cut costs.
- Powdered Milk: Higher demand for specialty powered milk is the main reason for the 32.2% gain in unit sales.
- Condensed Milk: Unit sales were 26.3% lower than in the first half of 2005 due to delays in imports. The Business Unit expects to make up the lost sales in the second half of the year.
- Juices: Unit sales of this product line, which is the most profitable in the Business Unit's portfolio, continued to increase. Parmalat remained the market leader with its Frica and Santal brands.
- Other Products (yogurt, fermented milk, cheese): Higher unit sales and revenues compared with the first six months of 2005.

Negotiations for the sale of the Machiques and Barquesimeto factories are continuing.

Equador

€ Ml	I H 2005	I H 2006	Change	
Revenues	0,0	1,0	1,0	n.s.
EBITDA	(0,4)	(0,3)	0,1	
% on Revenues	n.s.	n.s.		

Data in Local Currency

US$ Ml	I H 2005	I H 2006	Change	
Revenues	0,0	1,2	1,2	n.s.
EBITDA	(0,5)	(0,3)	0,1	
% on Revenues	n.s.	n.s.		

In 2005, the Ecuadorian Business Unit temporarily interrupted production and distribution due to operational restrictions imposed while a settlement with creditors was being negotiated. It resumed its operations at the beginning of 2006, reentering the local market through a network of small distributors in Quito and Guayaquil and small local supermarkets.

Colombia

€ Ml	I H 2005	I H 2006	Change	
Revenues	**45,9**	**55,5**	**9,5**	*+20,8%*
EBITDA	**4,7**	**5,5**	**0,7**	
% on Revenues	*10,3*	*9,9*	*-0,5 ppt*	

Data in Local Currency

Peso Bl	I H 2005	I H 2006	Change	
Revenues	**138,7**	**160,5**	**21,7**	*+15,7%*
EBITDA	**14,3**	**15,9**	**1,5**	
% on Revenues	*10,3*	*9,9*	*-0,5 ppt*	

At June 30, 2006, cumulative revenues totaled 55.5 million euros, up sharply (+20.8%) compared with the first half of 2005 (45.9 million euros). EBITDA, which totaled 5.5 million euros, or 0.7 million euros more than the 4.7 million euros earned in the first six months of 2005, were equal to 9.9% of revenues (0.5 percentage points less than in the same period last year).

The Colombian peso appreciated by 4.2% versus the euro, compared with 2005.
When the data are stated in the local currency, cumulative revenues at June 30, 2006 show an increase of 15.7%, rising to 160.5 billion pesos (138.7 billion pesos at June 30, 2005) and EBITDA amount to 15.9 billion pesos (+1.5 billion pesos).

Total unit sales were 13.5% higher than in 2005, owing in part to a broad-based rise in consumer spending.
Shipments of pasteurized milk, which accounts for about 80% of the total sales volume, were up 13.2% compared with the first half of 2005. Like its competitors in this segment, the Business Unit was adversely affected by the inability to raise prices, event though the cost of raw milk increased slightly.
The UHT milk operations also performed well, increasing unit sales by 20.9% compared with 2005 (UHT milk accounts for about 10% of total sales).
Sales of powdered milk, which represent about 5% of the total sales volume, were 13.4% higher than in the first six months of 2005.

Financial Performance

The financial activities carried out in the first half of 2006 were designed to achieve the following objectives, which are consistent with the Group's Restructuring Program:

- Refinance indebtedness in certain countries;
- Monitor and contain borrowings;
- Manage financial risks;
- Secure the requisite surety and insurance coverage.

Structure of the Indebtedness of the Group and Its Main Companies

During the first six months of 2006, the focus of the Group's financial activities was on improving the terms and conditions of existing loans, in order to make them consistent with terms that would be justified by the Group's reduced risk profile. In three countries in particular (Portugal, South Africa and Australia), the improvement in the loan agreement parameters that measure financial strength and profitability produced a decrease in the risk profile and an automatic reduction of the spread paid over the reference interest rates. In South Africa, the pledge that encumbered the shares of Parmalat South Africa owned by Parmalat Africa, which were held by a bank as collateral for a loan, was cancelled.

Consolidated Cash Flow Statement– I Half 2006


369.3
62.4
15.8
159.8
11.7
33.3
16.7
19.8
36.3
25.3
72.6
187
339.5
28.0
311.5
Cash flows from operating activities € 98.1m
Net Debt 12/31/2005
Priviledged and prededuction creditors
Fees related to the E.A.
EBITDA
Change in net WC
Capex
Taxes
Changes in other assets/liabilities
Net financial interest
Legal fees
Disposals (Madrid, Cheesestrings)
Other Cash in
Net Debt 06/30/2006 before forex impact
Forex
Net Debt 06/30/2006

This improvement was made possible by the cash flow from continuing operations amounting to 16.7 million euros, which is the net result of 98.1 million euros in cash generated by operating activities, offset in part by 19.8 million euros in changes to nonoperating assets and liabilities, 36.3 million euros in net financial expense and 25.3 million euros in costs incurred to pursue legal actions.

The rest of the change in net financial position reflects the impact of extraordinary items, amounting to a positive total of 41.1 million euros, which is the net result of extraordinary income of 119.3 million euros and extraordinary expense of 78.2 million euros.
The main items that help reduce the Group's net indebtedness by 119.3 million euros include asset divestitures totaling 72.6 million euros and 28.0 million euros attributable to the impact of currency translations.
Total expenses of 78.2 million euros, which are attributable in their entirety to the Group's Parent Company, reflect the payment of charges related to the Extraordinary Administration Proceedings (15.8 million euros), legal costs (25.3 million euros) and the balance owed for preferential and prededuction claims (62.4 million euros).

The table that follows provides a breakdown by country of the gross indebtedness owed to outside lenders (net of financial assets), stated in the currencies in which the indebtedness is denominated

Country	Currency	Amount in local currency		Percentage change	Euro/Local currency exchange rate	
		12/31/05	6/30/06		12/31/05	6/30/06
Canada (a)	CAD	549,531,900	506,184,668	-7.9%	1.3725	1.4132
Australia (a)	AUD	212,450,859	198,909,891	-6.4%	1.6109	1.7117
Venezuela (b)	USD	173,855,207	216,385,510	+24.5%	1.1797	1.2713
South Africa	ZAR	189,772,629	164,329,033	-13.4%	7.4642	9.1848
Spain	EUR	45,210,302	17,783,240	-60.7%	1.0000	1.0000
Portugal	EUR	25,641,587	23,030,838	-10.2%	1.0000	1.0000
Nicaragua (c)	USD	7,489,242	3,234,462	-56.8%	1.1797	1.2713
Russia (c)	USD	5,745,894	3,945,406	-31.3%	1.1797	1.2713
Italy(d)	EUR	12,947,238	31,382,190	142.4%	1.0000	1.0000

(a) The amounts shown include financial prepaid expenses.
(b) The U.S. dollar amount at 12/31/05 does not include about 35 million in accrued interest.
(c) The amount shown reflects bank indebtedness.
(d) The amount shown is after the implementation of the composition with creditors.

On March 31,2006, the remaining indebtedness of the Russian subsidiaries was restructured using a medium-term financing facility provided by a local bank owned by a European group. This facility was structured in accordance with the guidelines followed in all countries: the choice of the borrowing currencies (part rubles and part U.S. dollars for the portion owed by the company that generates cash flow in U.S. dollars) minimizes exposure to foreign exchange risk, the repayment schedule is structured in a manner that the borrowers can sustain, and the borrowers secured the loan with collateral avoiding the need for guarantees by the Group's Parent Company.

Concurrently with the restructuring that resulted in the establishment of Parmalat Centroamerica, the indebtedness owed by Parmalat Nicaragua was converted into share capital valued at about 4.7 million euros.

As for Parmalat Spa, the process of satisfying preferential and prededuction claims was completed on March 31, 2006 with the payment of the remaining indebtedness of 62.4 million euros. At the same time, Parmalat SpA received 11.1 million euros in five-year bank financing. As of June 30, 2006, the balance due on this facility was 10.0 million euros. This loan is the only type of indebtedness owed by Parmalat Spa aside from 4.5 million euros in finance lease obligations.
During the first half of 2006, all debt repayment schedules were complied with. In some cases, repayments were even made in advance. As a result, the Group's indebtedness owed to banks and other lenders decreased from 871.0 million euros at December 31, 2005 to 757.0 million euros at June 30, 2006.

The table below shows in detail the indebtedness repaid by the individual Business Units:

Country	Currency	Total repaid in millions – local currency
Spain	EUR	39.8
Canada	CAD	43.2
South Africa	ZAR	25.3
Australia	AUD	9.5
Portugal	EUR	2.3
Russia	USD/RUB	about 0.4 million euros
Italy – Parmalat S.p.A.	EUR	1.1
Italy – Latte Sole S.p.A.	EUR	0.6

Cash Management

Most of the Group's liquid assets (312.2 million euros out of a total of 443.6 million euros at June 30, 2006) is held by the Group's Parent Company, which invested a significant portion of it in treasury securities valued at 226.4 million euros that mature between September and December 2006.
The use of the balance is optimized through a cash management system operated by the individual Group companies focused on investing in securities with a high credit rating (securities issued by governments and transnational entities) that offer high liquidity in the secondary market and mature within one year. Short-term deposits at banks with a high credit rating are used as an alternative.
In the first half of 2006, the Group earned 5.1 million euros in interest from securities and bank deposits.

Government Grants and Subsidized Financing

In order to maximize its ability to secure the financial resources needed to support its industrial operations, Parmalat requested access for several of its projects to regional, national or EU programs that could entitle it to receive capital grants or subsidized financing. Typically, the projects in question have to do with investments in new facilities that will enable the Group to remain on the cutting edge of technology. In other cases, they involve research programs that Parmalat carries out in cooperation with major Italian universities. As of June 30, 2006, the grants receivable totaled about 22 million euros for projects scheduled for completion by 2008. Applications for review by the relevant public agencies have been filed in connection with four additional projects, including three that concern research in the area of technological innovation and one involving the modernization of facilities. Total expenditures are expected to amount to about 18 million euros and the grant requested is about 7 million euros.

Upcoming Commitments and Their Financial Coverage

On July 11, 2006, the Group's Canadian subsidiary completed the refinancing of its indebtedness. It received a syndicated five-year loan in the amount of 450 million Canadian dollars (equal to about 318 million euros) with amortization equal to 25% of principal (112.5 million Canadian dollars) over five years. The facility also includes a revolving credit line of 100 million Canadian dollars (about 71 million euros).
The refinancing was completed on market terms. Parmalat S.p.A. was not required to stand as guarantor, with collateral being provided exclusively by the PDBI subsidiary. The loan has a five-year repayment schedule, with a balance equal to 75% of principal due at maturity. There is no penalty for early repayment. The terms of this financing facility are significantly better than those available in the past.

With regard to new investments, on February 10, 2006, the Board of Directors of Parmalat S.p.A. agreed to underwrite a 6-million-euro capital increase to be carried out by Boschi Luigi & Figli S.p.A. This company, which became eligible for extraordinary administration status on December 31, 2004, has filed a restructuring program with the Ministry of Production Activities according to which it plans to emerge from bankruptcy through a settlement with creditors and the abovementioned capital increase.

On July 27, 2006, the Court of Parma filed with the office of the Clerk of the Bankruptcy Court of Parma its Decision No. 5 of July 26, 2006 with which it approved the Composition with Creditors.

The Group expects to fund the capital expenditures planned in the various countries in which it does business with resources generated by its operations.

Additional projects involving financial outlays will be evaluated on a case-by-case basis and, should it become necessary, financing will be secured in connection with specific projects.

Risk Management

In order to minimize the uncertainty associated with its industrial and commercial operations, the Group routinely uses insurance coverage. Specifically, it establishes master coverage, which is negotiated at the Group headquarters level, and various local policies that guarantee the effectiveness of the coverage under local laws and make the management of insurance coverage more efficient.
In Italy, following the establishment of the "new" Parmalat, insurance coverage programs were streamlined and the overall number of policies reduced. At the same time, the profile of the insurance coverage provided to the various companies included in the Italian Strategic Business Unit was upgraded with a concurrent reduction of deductibles. This streamlining process helped reduce total insurance costs by about 15% compared with 2005.

In addition, the Group secured a new 50-million-euro credit line reserved for insurance sureties provided specifically in connection with the collection of VAT refunds. The fees involved were substantially lower than those paid in 2005. The financial markets showed a willingness to provide Parmalat with better terms than in the past also in connection with other surety programs, indicating a reduction in the level of risk that the financial community associates with transactions with Parmalat.

As for the ITX issue, Parmalat has decided to pursue a settlement with its supplier, while reserving the right to use insurance coverage whenever possible.

Lastly, risks involved specifically by financial activities are handled by the Risk Management Office focusing on the four separate areas reviewed below.

Credit Risk
Parmalat is not exposed to significant credit risk with regard to financial instruments, since all of its liquidity is deposited with banks that are rated "investment grade" and invested in short-term treasury securities.
Commercial risk is monitored at the country level. In addition, during the first half of 2006, credit lines were negotiated with top quality insurance companies that insure credit in each country in which the Group operates.

Liquidity and Solvency Risk
During the first half of 2006, the Group continued to review its liquidity risk on a regular basis to monitor the level of solvency of the individual companies and identify actions that may have to be implemented to avoid the risk of default. This is achieved at the Parent Company level by monitoring the performance of key solvency indicators for the subsidiaries, focusing in particular on the indicators referred to in covenants of loan agreements. Throughout the first six months of 2006, all of the companies that refinanced their indebtedness were in full compliance with the covenants of their loan agreements.

The next step involved identifying the "minimum reserve" and "remedy period" data, which are the reference data on the basis of which the Group's Parent Company must plan an emergency response to a default by any of its subsidiaries. These data are determined based on the financial commitments of the individual borrower companies, since their indebtedness is owed on a stand-alone basis and there are no cross default clauses.

Lastly, the Risk Management Office is in the process of assessing the credit risk at the Group level, based on homogenous parameters identified in a manner consistent with the principles set forth in the agreement on bank capital regulations known as "Basel 2."

Foreign Exchange Risk
During the first half of 2006, the Group again chose not to hedge the foreign exchange exposure that derives from the translation of the net financial position balances of its foreign subsidiaries.

The risk of foreign exchange fluctuations with an impact on the income statement, which is related to the translation into the local currency (and then into euros) of indebtedness denominated in U.S. dollar, affects only the Venezuelan companies. During the first six months of 2006, there were no currency translation issues in this area because the exchange rate of the local currency to the U.S. dollar held steady. In any case, it would be impossible to hedge this risk at this point, since the indebtedness of the Venezuelan companies has still not been restructured.
Lastly, there is no need to hedge foreign exchange risks related to commercial transactions, because most purchases and sales made in the countries in which the Group operates are denominated in local currencies.

Interest Rate Risk
Parmalat manages the interest rate risk by balancing a portion of its fixed-rate debt exposure with variable-rate debt positions. The Australian subsidiaries, whose debt exposure is mainly of the variable type, hedge their position with interest rate swaps.

* * *

Neither the Company nor its subsidiaries own any Parmalat S.p.A. shares.

Divestitures

In the first six months of 2006, the Group continued nonstrategic assets. In particular:

- It completed the sale of a building owned by a Spanish subsidiary for a price of 144 million euros. The proceeds, which will be collected over a period of 36 months, will be used to fund new investments. The group collected 45 million euros during the first half of 2006 and received a second installment of 15.7 million euros in August.
- The sale of the Cheestrings brand by a Canadian subsidiary generated proceeds of 21.2 million Canadian dollars (about 15 million euros).
- A preliminary agreement to sell the "Salaria" warehouse and office building on Via Salaria, in Rome, has been signed. The sales price was 6 million euros, 1.2 million euros of which has been collected as a downpayment. The balance will be paid upon closing, which is scheduled for September 30, 2006.

Tax Issues

The projects carried out by the Group during the first half of 2006 included initiatives designed to address tax issues related to the completion of the Composition with Creditors proceedings. In addition, action was taken officially to streamline the Groups' corporate chain of control.

The initiatives related to the impact of the court decision approving the Composition with Creditors included securing a favorable ruling establishing that the proceeds generated through actions to void in bankruptcy are not taxable. The tax administration had already issued favorable rulings indicating that the income generated by actions to void and by the claim reductions process (attributable to the companies under Extraordinary Administration) is not taxable.

As of the date of the abovementioned court decision, Parmalat S.p.A. was the holder of tax credits originally belonging to the companies under Extraordinary Administration and of rights to receive additional tax credits that had not matured as of the date of the court decision.
With regard to the right to receive tax credits that had not matured as of October 1, 2005, it is important to keep in mind that, based on the finding contained in Decision No. 681/2004 handed down by the Court of Parma, the Company has taken the following actions:

- On July 7, 2005, Parmalat S.p.A. in AS filed an application for a refund of corporate income taxes (IRPEG), local income taxes (IRAP) and the substitute tax paid for the year 2001 in accordance with its 2001 Unified Tax Return.
- On April 27, 2006, Parmalat S.p.A., acting in its capacity as Assumptor of Parmalat S.p.A. in AS and Parmalat Finanziaria S.p.A. in AS, filed an application for a refund of corporate income taxes (IRPEG), local income taxes (IRAP) and the substitute tax paid for the years 2001 and 2002 in accordance with its 2002 and 2003 Unified Tax Returns.

The total amount of the refunds that are being requested is 87.6 million euros, plus accrued interest.

With regard to the streamlining of the corporate chain of control, the Group has begun to address this issue by establishing at Parmalat S.p.A. a dedicated team with staff from the Corporate Affairs and Taxation Departments.
Initially, the work is being focused on the Italian, Canadian, Australian and African Strategic Business Units.

<u>Applications for IRAP Refunds Due to Incompatibility with Article 33 of the VI EEC Directive</u>
Some of the Italian companies included in the proposal of Composition with Creditors and other companies otherwise included in the Parmalat Group have filed applications for IRAP refunds based on the fact that this tax is not compatible with the provisions of Article 33 of the VI EEC Directive, which forbids member countries to introduce any tax that could be construed as a tax on business turnover.
The refunds that are being requested total 36.1 million euros, plus accrued and future interest.

Human Resources

Group Staffing and Union Relations

During the first six months of 2006, the Group continued to implement programs to streamline and reorganize its operations in accordance with the Group Restructuring Program.

The table below provides a breakdown of the Group's personnel by geographic region at June 30, 2006 and a comparison with the data at December 31, 2005.

Total Number of Employees by Geographic Region

Region	*June 30, 2006*	*December 31, 2005*
	Number of Employees of companies consolidated LINE BY LINE	**Number of Employees of companies consolidated LINE BY LINE**
Italy	**2,735**	**2,797**
Rest of Europe	**2,762**	**2,640**
North America	**3,099**	**2,834**
Central and South America	**3,629**	**3,621**
Rest of the world	**3,728**	**3,695**
Total	**15,953**	**15,587**

The increase in the number of Group employees (+366) at June 30, 2006 compared with December 31, 2005 was caused mainly by seasonal hiring during the reporting period by "Clesa Helados " (Spain) in connection with its ice cream business.

In Australia, the staffing increase was due to the need to expand the sales force, consistent with a plan to grow the distribution operations. The factory staff was also expanded to meet the needs entailed by the manufacture of new products.

The additional hiring recorded in North America (Parmalat Dairy and Bakery Inc.) reflects seasonal contracts and part-time contracts, which previously had not been included in the count.

The implementation of programs to streamline and restructure the Group's organization is continuing, with special emphasis on the Italian operations.

Both in Italy and abroad, all projects are being implemented in a manner consistent with the Group Restructuring Program and are reviewed periodically with the labor unions.

On July 19, 2006, the Parmalat European Committee on Information and Labor Negotiations (abbreviated as CICEP in Italian) met in Parma to resume the communication of information about the status of the Group to the European labor unions.

Organization and Development

The organizational structure of the Group's corporate staff, which was defined following the appointment of the Chief Executive Officer and Board of Directors of Parmalat SpA, did not undergo significant changes during the first half of 2006.
The only noteworthy developments were the replacement of Guido Angiolini with Pier Luigi De Angelis in the post of CFO and the expansion of the Group Operational Department, which now includes a Director of Operations.

Work in the areas of Management and Development of Group Human Resources continued during the first six months of 2006 with the adoption and implementation at the local level of policies and procedures developed at the central level, with special emphasis on those dealing with Employee Evaluation and Performance and the Management Incentive Program.
Thanks to the former, Parmalat can now assess the performance of key Group personnel (country managers and front line personnel), which enables it to optimize the use of its human resources, deploy targeted development policies and apply compensation policies that are more readily controllable and reflective of the performance of the capabilities of each individual.
In addition, the implementation of the Management Incentive Program enabled the Company to progress from a situation characterized by different or dysfunctional incentive programs or even the lack of any such program to a unified compensation policy consistent with market terms.

The following policies were approved and disseminated in the various countries: Sexual Harassment in the Workplace, Equal Opportunity and Family Relations Within the Company.
The following Policies are in the process of being developed: Replacement Plans, Recruiting and Selection, and Training.

As was the case in 2005, local HR managers were given ample discretion in implementing the training programs that were launched in 2005, allowing them to present these programs in a manner that was consistent with the objectives and the specific personnel training needs of their companies.

Corporate Governance

In accordance with the obligations undertaken upon the acceptance of its shares for public trading, the Company began the process of upgrading its internal control and management system, with the goal of producing reliable data and financial information. On May 8, 2006, Reply S.p.A., an independent monitor charged with overseeing the progress made in this endeavor, certified that the implementation of the corrective actions agreed upon with Borsa Italiana S.p.A. had been completed.

With regard to the Organizational Model required pursuant to Legislative Decree No. 231/01, on February 10, 2006, the Board of Directors appointed the Oversight Board of Parmalat S.p.A., which is charged with implementing it. The implementation of the Model, which is being carried out with the support of consultants specialized in this area, should be completed by September 2006.
Subsequently, the organizational and control model developed for the Group's Parent Company will be modified, if necessary, to meet the regulatory and environmental needs of the individual Italian and foreign subsidiaries.
By its timely adoption of the organizational and control model required pursuant to Legislative Decree No. 231/01, the Company wanted to underscore the utmost importance that it attaches to corporate governance issues.

* * *

Transactions among Group companies or with related parties were neither atypical or unusual and were carried out in the normal course of business of each company.
These transactions were carried out on market terms, i.e., on the same terms as those that would be applied by unrelated parties.
Details about individual positions are provided in the notes to the financial statements of Parmalat Spa and the Group.
The Group did not execute any transactions with third parties that could be qualified as atypical or unusual.

Key Events of the First Half of 2006

Brazilian Operations
Following the publication of a press release on July 28, 2005 in which the Company announced that it had developed two separate restructuring plans for its Brazilian companies (Parmalat Brasil Industria de Alimentos S.A. and Parmalat Participacoes do Brasil Ltda), on January 11, 2006, in accordance with the rules of a local version of composition with creditors proceedings called *Recuperação Judicial,* the meeting of the creditors of Parmalat Brasil Industria de Alimentos S.A. approved the plan, provided a qualified investor interested in acquiring this company's operations can be located. A discussion of the Restructuring Plan for Parmalat Participacoes do Brasil Ltda, the parent company of Parmalat Brasil Industria de Alimentos S.A., was postponed to March 31, 2006.
On May 26, 2006, the meeting of the creditors of Parmalat Brasil Industria de Alimentos S.A. approved certain amendments to the abovementioned Restructuring Plan. Specifically:

- Laep Capital LLC was authorized to underwrite a capital increase that will give it control of 98.5% of the share capital, due in part to the waiver by Parmalat Group companies of their preemptive rights to the new shares;
- Parmalat Brasil Industria de Alimentos S.A. will sell to Perdigao Agroindustrial S.A. its majority stake in Batavia S.A., its Bakery Division and its plant in Guaranhus (State of Pernambuco);
- Parmalat S.p.A. and Batavia agreed to sign a trademark licensing agreement.

These amendments to the Program must be approved by the Court of São Paulo. When these proceedings are completed, the Parmalat Group will no longer hold capital stock of Parmalat Brasil Industria de Alimentos S.A.

Referral of Case to the Italian Supreme Court

On January 17, 2006, as part of an action filed by Parmalat S.p.A. against a pool of banks headed by Banca Monte dei Paschi di Siena, the Court of Parma issued an order asking the Italian Supreme Court to rule on the constitutionality of Article 6 of Decree Law No. 347/2003 (a.k.a. the Marzano Law).

This order is based on the same principles cited in a previous order by which the Court of Parma asked the Italian Supreme Court for a ruling in connection with the Parmalat S.p.A./HSBC lawsuit. The referral of a case to the Italian Supreme Court for a ruling on the constitutionality of Article 6 of the Marzano Law affects only the actions to void in bankruptcy and has no impact on the actions for damages.

Admission of New Motions Against Bank of America

As part of the lawsuit filed in the United States by the Extraordinary Commissioner of Parmalat S.p.A. in AS and Parmalat Finanziaria S.p.A. in AS against various companies of the Bank of America banking group and in response to new motions put forth by the Extraordinary Commissioner in response to a motion to dismiss filed by Bank of America, Judge Kaplan issued a new order accepting some of the new motions, including the one calling for the enforcement of the U.S. anticorruption statutes. In the event of a favorable decision, the Company would be entitled to ask for triple the amount of the proven damages, as allowed under the abovementioned U.S. statutes, which allow the award of treble damages or punitive damages.

Regional Administrative Court of Latium — Citibank Appeal

On October 7, 2004, Citibank filed an appeal before the Regional Administrative Court of Latium asking, among other remedies, that the Restructuring Program of the Parmalat Group be declared null and void. However, following the approval of the Proposal of Composition with Creditors, Citibank had no further interest in pursuing this case, as it indicated at a hearing held on March 9, 2006. Consequently, Citibank asked that the case pending before the Regional Administrative Court be dismissed. With regard to this issue, Parmalat wishes to refute the comments made in the news bulletin released by ANSA on March 9, 2006 at 3:16 PM, clarifying that Citibank was not victorious in any civil proceedings involving a damage claim of 500 million euros. On the contrary, the Citibank Group was merely allowed to include claims totaling 81.4 million euros among the liabilities of Parmalat S.p.A. in A.S. and 354.6 million euros among the liabilities of the companies of the Parmalat Group included in the Proposal of Composition with Creditors.

Bank Hapoalim (Switzerland) – Order of Attachment Against Parmalat International SA

On March 13, 2006, Bank Hapoalim AG, a bank incorporated under Swiss law with registered office in Zurich, notified Parmalat International SA in liquidation, also a company incorporated under Swiss law, an order of attachment issued by the Lower Court Judge of the District of Lugano. The order of attachment covered the receivables owed to Parmalat SpA by Parmalat International SA in liquidation and any assets belonging to Parmalat SpA that are held by Parmalat International SA in liquidation.

Bank Hapoalim is acting by virtue of an alleged claim of US$15 million that was not verified as a liability of Parmalat SpA in AS and is currently the subject of a lawsuit pending before the Court of Parma challenging the composition of the sum of liabilities. The alleged claim refers to guarantees that Parmalat SpA is alleged to have provided on promissory notes issued by Wishaw Trading S.A. to an Italian credit institution. These notes were ultimately held by the Swiss bank as a result of a series of endorsements. Parmalat is challenging the order of attachment and will pursue all available avenues to ensure that Bank Hapoalim's attachment is rejected.

The U.S. Judge Upholds Parmalat's Right to Sue for Damages at the International Level the Group's Former Independent Auditors

The Federal Court for the District of New York, before which Parmalat sued Deloitte & Touche and GrantThornton, Parmalat's former independent auditors in the United States, upheld Parmalat's right to sue for damages the abovementioned global auditors not only in Italy but also at the international level. In a 38-page decision, Judge Lewis Kaplan firmly rejected most of the motions put forth by Grant Thornton and Deloitte & Touche. Specifically, the court ruled that, in addition to the Italian affiliates of the abovementioned global auditors, Parmalat may also sue Grant Thornton's parent company and its U.S. affiliate as well as the international company that controls Deloitte & Touche – Deloitte Touche Tohmatsu.

Disposal of a Property in Madrid
On February 3, 2006, Clesa SA signed a contract to sell a building in Madrid. After deducting two payments received in December 2005 and February 2006 amounting to 5 million euros and 45 million euros, respectively, the agreement calls for the balance of the purchase price (144.0 million euros) to be paid in six semiannual installments of 15.7 million euros each. The last installment is due in February 2009.

Allocation of Shares
In the first half of 2006, the process of crediting Parmalat shares to the creditors of the Parmalat Group continued. As a result of new share allocations and warrant conversions, the subscribed capital totaled 1,640,056,935 euros at June 30, 2006.

Actions to Void in Bankruptcy — The Constitutional Challenges Are Devoid of Merit
On April 5, 2006, meeting in chambers with regard to issues bearing on the actions to void in bankruptcy filed by the Extraordinary Commissioner, the Italian Constitutional Court ruled that the constitutional challenges raised by the Court of Parma with regard to the Marzano Law were devoid of merit.

Compliance with the Provision of the Composition with Creditors That Apply to Creditors with Preferential or Prededuction Claims
As required by the Composition with Creditors approved by the Court of Parma on October 1, 2005, Parmalat S.p.A. paid the amounts owed to creditors with prededuction or preferential claims included in the list of creditors with verified claims as of March 30, 2006. Of the total verified amount of 204.8 million euros, claims totaling 66.8 million euros were satisfied through the allocation of shares to creditors with preferential or prededuction claims who chose to waive their preferred status and be treated as unsecured creditors.

The Shareholders' Meeting Approves the 2005 Annual Report
The Ordinary Shareholders' Meeting held on April 29, 2006 approved the Company's 2005 Annual Report and agreed to bring forward the loss for the period. An Extraordinary Shareholders' Meeting could not be held due to lack of required quorum.

Progress in Implementing Corrective Actions in the Management Control System
On May 8, 2006, Reply S.p.A., the company tasked with assessing the progress of this project, issued a letter certifying that all corrective actions needed to improve the reliability and effectiveness of the Management Control System had been carried out completely and successfully.

Protection Under Section 304 of the U.S. Bankruptcy Law
On June 2, 2006, the court protection from creditors available to the Parmalat Group under Chapter 11, Section 304, of the U.S. Bankruptcy Law, which the Federal Court of New York had extended repeatedly, was extended further until September 12, 2006. A hearing to discuss whether the order of protection should be made permanent instead of temporary has also been scheduled for September 12, 2006.

Events Occurring After June 30, 2006

Lawsuit against GKB
In view of the findings contained in the notice of completion of the preliminary investigation filed on March 3, 2006 by the office of the Public Prosecutor of Parma in the matter of the financial transactions carried out by Parmalat Group companies with the support of Bank of America during the period from 1999 to 2003, Parmalat S.p.A., acting jointly with Parmalat S.p.A. in Amministrazione Straordinaria, filed a lawsuit against Banca Cantonale dei Grigioni (Graubundner Kantonalbank), located in Chur (Switzerland), and Nino Giuralarocca, a former employee of the abovementioned bank and currently the target of an investigation by the Swiss federal prosecutor, claiming damages of at least 5,674 million euros and the restitution of US$10,796,161 because GKB and Mr. Giuralarocca conspired with Bank of America and the former managers of Parmalat in implementing complex financial transactions that enabled the old Parmalat Group to remain artificially afloat starting at least in 2001.
The lawsuit was filed before the Court of Parma on July 6, 2006.

The Canadian Subsidiary Refinances Its Indebtedness
On July 11, 2006, the Canadian subsidiary completed the refinancing of its indebtedness with a syndicated five-year loan in the amount of 450 million Canadian dollars (equal to about 318 million euros). The amortization schedule calls for repayment of 25% of the principal amount (112.5 million Canadian dollars) over five years. The facility also includes a revolving credit line of 100 million Canadian dollars (equal to about 71 million euros).
This loan transaction was executed on market terms. Parmalat S.p.A. issued no guarantees and the loan was secured exclusively with collateral provided by the PDBI subsidiary. The loan has a five-year repayment schedule, with 75% of the principal amount due at maturity. There is no penalty for early repayment. The terms under which this loan is being provided are significantly better than those of previous facilities.

Citigroup's Appeal: the Lawsuit Continues in New Jersey
The Appellate Division of the New Jersey Superior Court rejected Citigroup's motion that the New Jersey courts lack jurisdiction. The lawsuit is continuing in New Jersey, the venue originally chosen by Parmalat.

Brazilian Operations
On July 17, 2006, as part of the local composition with creditors proceedings called *Recuperacao Judicial*, PPL Participações Ltda. (new name of Parmalat Participações do Brasil Ltda.) filed a new restructuring plan that will be discussed by its creditors in the coming months.

Allocation of Shares
As a result of the process of crediting Parmalat shares to the creditors of the Parmalat Group, the Company's share capital increased by 700,951 euros, rising from 1,640,056,935 euros to 1,640,757,886 euros. This capital increase is attributable to the assignation of 530,245 shares and to the conversion of warrants for 170,706 shares.
The current situation is as follows:

- 59,187,515 shares, equal to 3.6% of the share capital, are still held on deposit by Parmalat S.p.A. A breakdown of these shares is as follows:
  - 17,023,647 shares, equal to 1.0% of the share capital, are owned by commercial creditors who have been identified by name and are held by Parmalat S.p.A. as intermediary through the Monte Titoli centralized securities clearing system;
  - 42,163,868 shares, equal to 2.6% of the share capital, are registered in the name of Fondazione Creditori Parmalat and comprise the following:
    - 120,000 shares, which represent the initial capital of Parmalat S.p.A.;
    - 42,043,868 shares, equal to 2.6% of the share capital, which are attributable to creditors who have not yet been identified by name.

Antitrust: Divestitures by December
On July 24, 2006, the Italian antitrust agency agreed to postpone to December 31, 2006 the deadline by which Parmalat is required to sell certain assets as a necessary condition to reestablish a competitive environment in the fresh milk production market in the regions of Campania and Latium. The resolution extending the deadline states that by its resolution of June 30, 2005, the antitrust agency "felt it necessary to compel Parmalat to take actions needed to reestablish an effective competitive environment in the fresh milk production market in the regions of Campania and Latium and eliminate the distortions caused by the existing Parmalat/Eurolat concentration." Parmalat was required to sell by June 30, 2006 "the Matese and Torre in Pietra brands, as they apply to the entire product line for which they are used, and the production facilities located in Frosinone and Paestum-Capaccio Scalo, which are currently inactive." However, continued the antitrust agency, "Parmalat has indicated that a legal action filed to define Newlat's ownership is still pending in the courts." Consequently, and "considering that Parmalat has been actively engaged in negotiations to sell these assets," the antitrust agency agreed to give Parmalat six more months (until December 31, 2006) to complete the required divestitures.

Class Action Lawsuit in the United States
On July 28, 2006, the judge of the Federal District of New York, before whom a class action lawsuit (Parmalat Securities Litigation) has been pending, authorized the plaintiffs in the class action lawsuit to file a third amended complaint. In this version of the complaint, the plaintiffs ask that Parmalat S.p.A. be found

guilty of alleged violations of the U.S. securities laws because of actions taken by companies of the old Parmalat Group under extraordinary administration. The judge did not in any way address the merit of the new allegations put forth by the plaintiffs nor did he deal with the fundamental issue of whether these new complaints qualify as being under the jurisdiction of the New York courts.

The complainants are also suing Deloitte & Touche (and James Copeland personally), Grant Thornton, Citigroup (including Buconero, Vialattea and Eureka Securitization), Bank of America, Credit Suisse, Banca Nazionale del Lavoro, Banca Intesa, Morgan Stanley, the Pavia Ansaldo and Zini law firms and numerous individuals.

Since the proceedings are still at an early stage, the judge refused to decide if, according to U.S. law, it is appropriate to grant class action status to the lawsuit pending before him and postponed this decision until all parties to the lawsuit have progressed further in the discovery process.

Parmalat and Banca Popolare Italiana Reach an Agreement

On August 4, 2006, Parmalat S.p.A. (abbreviated as "PARMALAT") and Banca Popolare Italiana Società Cooperativa (abbreviated as "BPI") signed two contracts settling all mutual claims in a dispute that arose from transactions executed during the period prior to the date when the Parmalat Group was declared eligible for extraordinary administration proceedings (December 2003).

These contracts, which involve BPI and its direct and indirect subsidiaries and PARMALAT and its predecessors under extraordinary administration, settle all pending actions to void in bankruptcy and any other existing claims. They are structured as follows:

<u>First Contract</u>

1. The BPI Group will pay PARMALAT a total of 59.5 million euros.
   Payment will be made in two installments:
   - A first payment of 44.5 million euros was made on the date the contract was signed;
   - The balance of 15 million euros will be paid by March 31, 2007.

2. BPI also relinquished certain receivables owed by third parties in the amount of about 10 million euros which had been assigned to BPI as collateral.

3. Lastly, BPI withdrew the challenges it filed against the exclusion from the sum of liabilities of Parmalat Finanziaria in AS of more than 30 million euros in claims and will not seek the inclusion among the abovementioned sum of liabilities of claims arising from the restitution of the abovementioned amounts.
   Effective as of the timely and full payment of the first installment of 44.5 million euros, PARMALAT and its predecessor companies under extraordinary administration agreed to withdraw (all expenses having been offset) all actions and motions in the lawsuits filed before the Court of Parma and will not file any new lawsuits against the BPI Group seeking to void payments made during the so-called "suspect period", as defined in Article 67 of the Italian bankruptcy law.

   Moreover, effective as of the timely and full payment of the first installment, PARMALAT and its predecessor companies agreed to do the following:

   -They will not join as plaintiffs seeking damages from the BPI Group any currently pending or future criminal proceedings in any way related to the financial collapse of the Parmalat Group.

   - They will withdraw all actions to void, actions for restitution and/or actions for damages and/or actions for indemnification and/or of any other type or title filed against the BPI Group, including actions based on facts that have been merely alleged to constitute criminal behavior in connection with the declaration of insolvency of the Parmalat Group.

Second Contract
Parmalat has acquired the equity capital of Sata Srl (a company linked to the Tanzi family that is currently in bankruptcy proceedings) toward which it has a claim of 149 million euros (Sata's total indebtedness amounts to 157 million). Sata's equity capital was purchased for the nominal sum of 1 euro. Parmalat's claim is currently being contested by a third-party creditor pursuant to article 100 of the Finance Law.

Pursuant to the contract signed by the parties, the BPI Group has agreed to help Sata emerge from bankruptcy by *i)* waiving indebtedness totaling 2.5 million euros that Sata owes to a third-party creditor; and *ii)* canceling a mortgage of about 28 million euros, which it holds on Azienda Agricola Pisorno Srl, a wholly owned subsidiary of Sata, against the payment of 15 million euros by Sata and/or PARMALAT by and not later than March 31, 2007.

Sata has liquid assets totaling about 28 million euros and Azienda Agricola Pisorno is valued at 40 million euros.

An agreement concerning the group of travel companies under extraordinary administration was concluded concurrently with this settlement.

The Proposal of Composition with Creditors Filed by Boschi Luigi e Figli S.p.A. Is Approved
On July 27, 2006, the Court of Parma filed with the Office of the Clerk of the Bankruptcy Court of Parma its Decision No. 5 of July 26, 2006 with which it approved the Composition with Creditors filed by the Extraordinary Commissioner of Boschi Luigi e Figli S.p.A. in Amministrazione Straordinaria in accordance with Article 4 *bis* of Law No. 166 of July 5, 2004 – Legislative Decree No. 119 of May 3, 2004, as amended.
The approval of the composition with creditors enables Boschi Luigi e Figli S.p.A. to emerge from bankruptcy. As a result, it will be included in the scope of consolidation of the Parmalat Group as of the third quarter of 2006.

Settlement Involving the Australian Joint Ventures
Using as a reason the change of control that occurred as a result of the approval of the proposal of composition with creditors, Norco Co-operative Ltd took over the equity capital interests in Norco Pauls Milk Joint Venture, Norcofields Pty Ltd, The Norcofields Unit Trust, Fieldco Pty Ltd, The Fieldco Unit Trust, Gold Coast Milk Pty Ltd and Beaudesert Milk Pty Ltd that were owned by Parmalat Australia Ltd.

The Australian joint venture ceased to exist on June 28, 2006 after a legal dispute concerning the manner of implementation of their dissolution and the rights of the parties and after arbitration proceedings to determine the value of the assets held by the joint venture.

Norco Cooperative Ltd paid a consideration of 47.8 million Australian dollars for the equity capital interests and 13.0 million Australian dollars for plant and machinery. Parmalat Australia defrayed the costs incurred for filings, taxes and legal fees, which amounted to 5.0 million Australian dollars.

Parmalat Australia will retain the full and exclusive use of the Parmalat brands and will be able to operate freely throughout the territory previously assigned to the joint venture on an exclusive basis.

Agreement with Tetrapak
In July 2006, Parmalat S.p.A. and its Centrale del Latte di Roma S.p.A and Latte Sole S.p.A. subsidiaries reached an agreement with Tetra Pak Italiana S.p.A. regarding the ITX (isopropyltioxanton) incident.

Italcheese Settlement
As part of its effort to streamline the Group's operations, Parmalat S.p.A. sold Italcheese S.p.A. The main business of this wholly owned subsidiary, which is located in Reggio Emilia, is the distribution and storage of food products.

Outlook for the Balance of 2006

In the months ahead, the industrial actions undertaken in the various countries and the seasonal factors that characterize the second half of the year seem to justify expectations of a significant increase in EBITDA.

These considerations and the nonrecurring gains booked after June 30, 2006, such as the settlement with Banca Popolare Italiana and the sale of equity investments, offset in part by the cost of legal actions, should result in higher profits both for Parmalat S.p.A. and the Group.

Barring any significant changes in interest rates or the Group's scope of consolidation, the same variables should also produce a significant reduction in net indebtedness.

Parmalat S.p.A.

RECLASSIFIED BALANCE SHEET

(in millions of euros)

	June 30, 2006	December 31, 2005
NON-CURRENT ASSETS	**1,686.0**	**1,704.9**
Intangibles	572.9	592.4
Property, plant and equipment	131.1	132.0
Non-current financial assets	966.1	964.6
Deferred-tax assets	15.9	15.9
AVAILABLE-FOR-SALE ASSETS, NET OF CORRESPONDING LIABILITIES	**5.2**	**7.4**
NET WORKING CAPITAL	**133.7**	**70.5**
Inventories	38.5	32.6
Trade receivables	228.4	245.7
Other current assets	186.2	181.3
Trade payables (-)	(223.8)	(286.2)
Other current liabilities (-)	(95.7)	(102.9)
INVESTED CAPITAL NET OF OPERATING LIABILITIES	**1,825.0**	**1,782.8**
PROVISIONS FOR EMPLOYEE BENEFITS (-)	**(41.0)**	**(40.7)**
PROVISIONS FOR RISKS AND CHARGES (-)	**(225.2)**	**(233.2)**
PROVISION FOR LIABILITIES ON CONTESTED PREFERENTIAL AND PREDEDUCTION CLAIMS	**(23.7)**	**(20.9)**
NET INVESTED CAPITAL	**1,535.0**	**1,488.0**
Covered by:		
SHAREHOLDERS' EQUITY	**1,826.6**	**1,812.5**
Share capital	1,640.1	1,619.9
Reserve for contested liabilities and claims of late-filling creditors convertible exclusively into share capital	225.6	233.4
Other reserves	(11.7)	(11.5)
Retained earnings (Loss carryforward)	(29.3)	0.0
Profit (Loss) for the period	2.0	(29.3)
NET BORROWINGS	**(291.6)**	**(324.5)**
Loans payable to banks and other lenders	14.5	17.7
Other financial assets (-)	5.1	(3.2)
Cash and cash equivalents (-)	(311.2)	(339.0)
TOTAL COVERAGE SOURCES	**1,535.0**	**1,488.0**

Parmalat S.p.A.

RECLASSIFIED INCOME STATEMENT

(in millions of euros)	*First half 2006*	*First half 2005* Actual	Pro forma (unaudited)
TOTAL NET REVENUES	**519.5**		**529.4**
Revenues from operations	504.5		525.7
Other revenues	15.0		3.7
OPERATING EXPENSES	**(487.0)**		**(499.3)**
Purchases, services and miscellaneous costs	(432.8)	(0.5)	(447.8)
Labor costs	(54.3)		(51.5)
Subtotal	**32.5**	**(0.5)**	**30.1**
Writedowns of receivables and other provisions	(0.5)		(6.8)
EBITDA	**32.0**	**(0.5)**	**23.3**
Depreciation, amortization and writedowns of non-current assets	(9.4)		(12.5)
Other revenues and expenses			
- Legal fees for actions to void and actions for damages	(25.3)		
- Addition to provision for losses of investee companies	(5.3)		
- Miscellaneous revenues and expenses	0.9		5.4
EBIT	**(7.2)**	**(0.5)**	**16.2**
Financial income	13.3		11.6
Financial expense (-)	(3.0)		(4.0)
PROFIT (LOSS) BEFORE TAXES AND THE RESULT FROM DISCONTINUING OPERATIONS	**3.1**	**(0.5)**	**23.8**
Income taxes	(1.8)		(2.6)
NET PROFIT (LOSS) FROM CONTINUING OPERATIONS	**1.3**	**(0.5)**	**21.2**
Net profit (loss) from discontinuing operations	0.6		(2.1)
NET PROFIT (LOSS) FOR THE PERIOD	**2.0**	**(0.5)**	**19.1**

Parmalat S.p.A.

STATEMENT OF CHANGES IN NET FINANCIAL POSITION IN THE FIRST HALF OF 2006

(in millions of euros)	
Net borrowings at beginning of period	**324.5**
Changes during the period:	
- Cash flow from operating activities	(53.7)
- Cash flow from investing activities	9.4
- Cash flow from financing activities	13.6
- Cash flow from discontinuing operations	2.8
- Miscellaneous items	(5.0)
Total changes during the period	(32.9)
Net borrowings at end of period	**291.6**

Parmalat Group

RECLASSIFIED CONSOLIDATED BALANCE SHEET

(in millions of euros)

	June 30, 2006	December 31, 2005
NON-CURRENT ASSETS	**2,206.9**	**2,346.6**
Intangibles	1,451.5	1,567.6
Property, plant and equipment	652.3	698.3
Non-current financial assets	70.2	39.8
Deferred-tax assets	32.9	40.9
AVAILABLE-FOR-SALE ASSETS, NET OF CORRESPONDING LIABILITIES	**11.6**	**100.9**
NET WORKING CAPITAL	**492.2**	**337.6**
Inventories	372.6	335.6
Trade receivables	509.1	546.1
Other current assets	337.9	266.5
Trade payables (-)	(494.3)	(567.7)
Other current liabilities (-)	(233.1)	(242.9)
INVESTED CAPITAL NET OF OPERATING LIABILITIES	**2,710.7**	**2,785.1**
PROVISIONS FOR EMPLOYEE BENEFITS (-)	**(111.3)**	**(113.0)**
PROVISIONS FOR RISKS AND CHARGES (-)	**(398.2)**	**(404.2)**
PROVISION FOR LIABILITIES ON CONTESTED PREFERENTIAL AND PREDEDUCTION CLAIMS	**(23.7)**	**(20.9)**
NET INVESTED CAPITAL	**2,177.5**	**2,247.0**
Covered by:		
SHAREHOLDERS' EQUITY (a)	**1,866.0**	**1,877.7**
Share capital	1,640.1	1,619.9
Reserve for contested liabilities and claims for late-filling creditors convertible exclusively into share capital	225.6	233.4
Other reserves	(46.3)	(4.9)
Retained earnings (Loss carryforward)	(0.3)	
Profit (Loss) for the period	14.1	(0.3)
Minority interest in shareholders' equity	32.8	29.6
NET BORROWINGS	**311.5**	**369.3**
Loans payable to banks and other lenders	757.0	871.0
Loans payable to investee companies	5.4	3.5
Other financial assets (-)	(7.0)	(2.1)
Financial accrued income and prepaid expenses (-)	(0.1)	(0.4)
Cash and cash equivalents (-)	(443.8)	(502.7)
TOTAL COVERAGE SOURCES	**2,177.5**	**2,247.0**

(a) the reconciliation of the result and shareholders' equity of Parmalat S.p.A. to Group result and shareholders' equity is provided in "Notes to the consolidated financial statements"

Parmalat Group

RECLASSIFIED CONSOLIDATED INCOME STATEMENT

(in millions of euros)		*First half 2006*	*First half 2005*	
			Actual	Pro forma (unaudited)
TOTAL NET REVENUES		**1,982.0**		**1,854.4**
Revenues from operations		1,967.2		1,847.8
Other revenues		14.8		6.6
OPERATING EXPENSES		**(1,819.2)**		**(1,712.8)**
Purchases, services and miscellaneous costs		(1,581.9)	(0.4)	(1,498.3)
Labor costs		(237.3)		(214.5)
	Subtotal	**162.8**	**(0.4)**	**141.6**
Writedowns of receivables and other provisions		(3.0)		(9.9)
EBITDA		**159.8**	**(0.4)**	**131.7**
Depreciation, amortization and writedowns of non-current assets		(49.0)		(46.3)
Other revenues and expenses:				
- Legal fees for actions to void and actions for damages		(25.3)		
- Restructuring costs		(7.2)		
- Miscellaneous revenues and expenses		(1.5)		19.5
EBIT		**76.8**	**(0.4)**	**104.9**
Financial income		16.7		22.0
Financial expense (-)		(54.3)	(0.1)	(68.5)
Interest in profit (loss) of companies valued by the equity method		1.3		
PROFIT (LOSS) BEFORE TAXES		**40.5**	**(0.5)**	**58.4**
Income taxes		(24.1)		(16.6)
NET PROFIT (LOSS) FROM CONTINUING OPERATIONS		**16.4**	**(0.5)**	**41.8**
Net profit (loss) from discontinuing operations		0.6		(2.2)
NET PROFIT (LOSS) FOR THE PERIOD		**17.0**	**(0.5)**	**39.6**
Minority interest in net (profit) loss		(2.9)		
Group interest in net profit (loss)		14.1	**(0.5)**	39.6

Continuing operations

Basic earnings per share	**0.0087**
Diluted earnings per share	**0.0084**

Parmalat Group

STATEMENT OF CHANGES IN NET FINANCIAL POSITION IN THE FIRST HALF OF 2006

(in millions of euros)	
Net borrowings at beginning of period	**369.3**
Changes during the period:	
- Cash flow from operating activities	29.6
- Cash flow from investing activities	83.1
- Cash flow from discontinuing operations	(139.7)
- Translation impact and miscellaneous items	(30.8)
Total changes during the period	(57.8)
Net borrowings at end of period	**311.5**

BREAKDOWN OF NET FINANCIAL POSITION

(in millions of euros)	**6/30/06**	**12/31/05**
Net borrowings		
Loans payable to banks and other lenders	757.0	871.0
Loans payable to investee companies	5.4	3.5
Other financial assets (-)	(7.0)	(2.1)
Financial accrued income and prepaid expenses	(0.1)	(0.4)
Cash and cash equivalents (-)	(443.8)	(502.7)
Total	**311.5**	**369.3**

RECONCILIATION OF CHANGE IN NET INDEBTEDNESS AND CASH FLOW STATEMENT (Cash and cash equivalents)

(in millions of euros)	**Cash and cash equivalents**	**Indebtedness net of cash and cash equivalents**	**Net amount**
Balance at beginning of period	**(502.7)**	**872.0**	**369.3**
Cash flow from operating activities	29.6		29.6
Cash flow from investing activities	83.1		83.1
New borrowings	(10.4)	10.4	
Loan repayments	90.7	(90.7)	
Cash flow from discontinuing operations	(139.7)		(139.7)
Translation impact and miscellaneous items	8.4	(36.4)	(30.8)
Other changes	(2.8)		(2.8)
Balance at end of period	**(443.8)**	**755.3**	**311.5**

Glossary

CAGR	Abbreviation for Compounded Annual Growth Rate.
Dairy	Milk and products derived from milk.
Food Market	Market for food products.
Normal Trade	Traditional retail outlets.
Functional Foods	Products (food or ingredients) enriched in a way that makes them beneficial for health beyond the value of the nutritional elements they contain naturally and gives them specific characteristics, such as making them easily digestible, preventing cardiovascular diseases, etc.
Packaged Foods	Food that has been packaged for sale.
ESL or **Microfiltered**	Extended Shelf Life milk is milk that has been microfiltered and pasteurized so that it can be distributed without refrigeration. ESL milk has a 10-day shelf life.

Parmalat S.p.A.

Parmalat S.p.A.

Financial Statements at June 30, 2006

Balance Sheet

Note ref.	*(in thousands of euros)*	6/30/06	12/31/05
	NON-CURRENT ASSETS	**1,686,042**	**1,704,907**
(1)	Goodwill	304,489	320,892
(2)	Trademarks with an undefined useful life	236,800	236,800
(3)	Other intangibles	31,607	34,699
(4)	Property, plant and equipment	131,141	132,013
(5)	Investments in associates	728,982	724,432
(6)	Other non-current financial assets	237,074	240,122
(7)	Deferred-tax assets	15,949	15,949
	CURRENT ASSETS	**767,620**	**801,866**
(8)	Inventories	38,532	32,593
(9)	Trade receivables	228,417	245,690
(10)	Other current assets	189,504	184,592
(11)	Cash and cash equivalents	311,167	338,991
(12)	**Discontinuing operations**	**5,230**	**7,396**
	TOTAL ASSETS	**2,458,892**	**2,514,169**
	SHAREHOLDERS' EQUITY	**1,826,586**	**1,812,422**
(13)	Share capital	1,640,057	1,619,945
(14)	Reserves for challenges to rejected claims, contested liabilities and claims of late-filing creditors convertible exclusively into share capital	225,612	233,343
	Other reserves:		
(15)	- Shares subscribed through the exercise of warrants	0	198
(16)	- Miscellaneous reserves	(11,726)	(11,726)
	- Retained earnings (Loss carryforward)	(29,338)	0
(17)	Profit (Loss) for the period	1,981	(29,338)
	NON-CURRENT LIABILITIES	**304,480**	**301,599**
(18)	Long-term borrowings	14,527	6,653
(19)	Deferred-tax liabilities	12,282	12,282
(20)	Post-employment employee benefits	41,006	40,750
(21)	Provisions for risks and charges	212,931	221,001
(22)	Provision for preferential and prededuction claims	23,734	20,913
	CURRENT LIABILITIES	**327,826**	**400,148**
(23)	Short-term borrowings	8,352	0
(24)	Financial liabilities for preferential and prededuction claims	0	11,083
(25)	Trade payables	223,764	216,788
(24)	Trade payables with preferential or prededuction status	0	69,381
(26)	Other current liabilities	93,909	93,475
(24)	Other payables with preferential or prededuction status	0	8,838
(27)	Income taxes payable	1,801	583
	Liabilities directly attributable to discontinuing operations	**0**	**0**
	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**2,458,892**	**2,514,169**

Income Statement

Note	*(in thousands of euros)*	First half 2006	First half 2005
(28)	**REVENUES**	**519,516**	**0**
	Sales revenues	504,547	0
	Other revenues	14,969	0
(29)	Cost of sales	304,734	0
(30)	Distributions costs	164,502	0
(31)	Administrative expenses	26,596	473
	Other (income)/expense		
(32)	- Legal fees paid in actions for damages and actions to void	25,311	0
(33)	- Coverage of losses of associates	5,329	0
	- Miscellaneous (income)/expense	208	1
	EBIT	**(7,164)**	**(474)**
(34)	Financial income	13,304	2
(34)	Financial expense	(2,999)	(59)
	PROFIT (LOSS) BEFORE TAXES	**3,141**	**(531)**
(35)	Income taxes	1,801	0
	PROFIT (LOSS) FROM CONTINUING OPERATIONS	**1,340**	**(531)**
(36)	Profit (Loss) from discontinuing operations	641	0
	PROFIT (LOSS) FOR THE PERIOD	**1,981**	**(531)**

Cash Flow Statement

(in thousands of euros)	**First half 2006**	**First half 2005**
OPERATING ACTIVITIES		
Profit (Loss) from continuing operations	1,339	(531)
Depreciation and amortization	9,422	
Writedowns of current and non-current assets	5,829	
Net non-cash income	(2,111)	
Change in net working capital – operating assets	51,103	(5,751)
Net change in other provisions	(10,322)	
SUBTOTAL – CASH FLOWS FROM OPERATING ACTIVITIES	**55,260**	**(6,282)**
Charges and expenses paid in connection with E. A. proceedings	(46,559)	
Prededuction and preferential claims paid	(62,364)	
CASH FLOWS FROM OPERATING ACTIVITIES	**(53,663)**	**(6,282)**
INVESTING ACTIVITIES		
(Increase)/Decrease to intangibles	15,801	
(Increase)/Decrease to property, plant and equipment	(4,854)	
(Increase)/Decrease to investments in associates	(4,550)	
Change in deferred tax assets	0	0
(Increase)/Decrease to other non-current financial assets	3,048	
CASH FLOWS FROM INVESTING ACTIVITIES	**9,445**	**0**
FINANCING ACTIVITIES		
(Increase)/Decrease in short-term borrowings		
Dividend cash ins	7,623	
(Increase)/Decrease to non-current financial liabilities	(3,209)	
(Increase)/Decrease to current financial liabilities	8,352	6,726
Share capital increase	1,019	
Change in reserves	(198)	35
CASH FLOWS FROM FINANCING ACTIVITIES	**13,587**	**6,761**
CASH FLOW FROM DISCONTINUING OPERATIONS (including profit or loss)	**2,808**	
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE I HALF 2006	**(27,823)**	**479**
CASH AND CASH EQUIVALENTS AT JANUARY 1	**338,991**	**85**
CASH AND CASH EQUIVALENTS AT JUNE 30	**311,168**	**564**

Changes in Shareholders' Equity

The table below shows the changes that affected the Company's shareholders' equity accounts between January 1, 2005 and June 30, 2006:

(in thousands of euros)	Share capital	Reserves converted into share capital	Other reserves			Profit (Loss) for the period	Shareholders' equity
		For creditor challenges and late-filing creditors	Miscell. reserve	Shares subscribed through the exercise of warrants	Loss carryforward		
Balance at 1/1/05	**120**		**-**		**(1)**	**(14)**	**105**
Loss brought forward							0
Transfer from reserves							
Contribution to cover losses			20		1	14	35
Loss for the period						(531)	(531)
Balance at 6/30/05	**120**		**20**		**0**	**(531)**	**(391)**
Contribution to cover losses			1,000				1,000
Share cap. increase as per Comp. w. Creditors	1,600,807						1,600,807
Reserve for challenges to list of liabilities and late-filing creditors		248,335					248,335
Allocation of share-listing costs			(12,746)				(12,746)
Share capital incr. (from convertib. provisions)	14,992	(14,992)					0
Share cap. incr. (from waivers of prefer. status)	3,619						3,619
Exercise of warrants	407			198			605
Loss for the period						(28,807)	(28,807)
Balance at 12/31/05	**1,619,945**	**233,343**	**(11,726)**	**198**	**0**	**(29,338)**	**1,812,422**
Loss brought forward					(29,338)	29,338	0
Share cap. incr. (from waivers of prefer. status)	7,628						7,628
Share capital incr. (from convertib. reserves)	7,731	(7,731)					0
Share capital incr. (from reversal of provisions)	3,734						3,734
Exercise of warrants	1,019			(198)			821
Profit for the period						1,981	1,981
Balance at 6/30/06	**1,640,057**	**225,612**	**(11,726)**	**0**	**(29,338)**	**1,981**	**1,826,586**

Notes to the Financial Statements

Parmalat S.p.A.'s separate condensed interim financial report for the six months ended June 30, 2006 includes a balance sheet, an income statement, a cash flow statement, a statement of changes in shareholders' equity and the accompanying notes.

The separate condensed interim financial report for the six months ended June 30, 2006 of the Group's Parent Company was prepared in accordance with art. 81 of Consob Regulation no. 11971 dated May 14, 1999 and subs. and the IAS 34 "Interim Reporting". As allowed under legislative decree no. 38/2005, the Company opted to adopt the IAS principles starting with its annual financial statements at December 31, 2005.

The separate condensed interim financial report was prepared using the same valuation criteria adopted to prepare the Annual Report at December 31, 2005; therefore it must be read together with that report. The separate condensed interim financial report complies with the IAS 34 "Interim Reporting" which provides criteria for the preparation of interim financial reports.

In view of the amounts involved, the financial statement data listed in these notes are in millions of euros, except as noted.

Notes to the Balance Sheet – Assets

Non-current Assets

(1) Goodwill

Goodwill totaled 304.5 million euros, down from 320.9 million euros at December 31, 2005.

Goodwill is the difference between the value allocated to assets upon their transfer from the companies under extraordinary administration to the Assumptor and the historical cost assigned to the same assets in the respective financial statements, net of the amounts allocated to trademarks, land and buildings, based on the report of an expert appraiser. The value of goodwill with an indefinite life is tested for impairment annually in accordance with the provisions of the IAS/IFRSs.

The decrease of 16.4 million euros reflects restatements of the opening amounts, as allowed under IAS principles, to reflect the impact of transactions completed within one year from the recognition of goodwill, when such transactions provided reliable data to define the abovementioned amounts.

The specific items involved are:

- 9.1 million euros for repayment of loans (written off upon the conveyance of assets under the Composition with Creditors) owed to one of the companies included in the Composition with Creditors (Parmalat Soparfi SA) for financing provided to the borrower;
- 6.8 million euros in tax refunds (these receivables were also written off) received during the first half of 2006 by Dutch companies included in the Composition with Creditors;
- 0.5 million euros for a restatement booked to reflect the non-existence of a risk covered by a provision established prior to the Composition with Creditors.

(2) Trademarks with an Undefined Useful Life

The balance of 236.8 million euros, unchanged from December 31, 2005, includes the following:

Trademarks	6/30/06	12/31/05
Parmalat	121.9	121.9
Santal	32.6	32.6
Chef	16.2	16.2
Kyr	2.6	2.6
Berna	42.3	42.3
Lactis	13.9	13.9
Elena	7.3	7.3
Total other intangibles with an undefined life	**236.8**	**236.8**

The valuation of the trademark portfolio was carried out by quantifying the "royalty savings" they produce, i.e., the economic benefit that can be derived from the ownership of the trademarks.

Specifically, the owner of a trademark is not required to execute a licensing contract and pay royalties for the use of the trademark because it already owns the trademark rights.

These assets are tested for impairment at least once a year.

(3) Other Intangibles

Other intangibles of 31.6 million euros include the following:

	6/30/06	12/31/05
Other trademarks *(see breakdown below)*	28.3	31.7
Licenses and software	3.3	3.0
Total other intangibles	**31.6**	**34.7**

This item includes licenses for corporate software and trademarks with a defined useful life (which can be amortized) that are being used in Parmalat's restructured commercial operations. Trademarks are valued at cost and amortized over five years.

Other Trademarks

	6/30/06	12/31/05
Monza	6.0	6.7
Solac	5.0	5.6
Optimus	4.8	5.4
Stella	2.9	3.3
Jeunesse	2.7	3.0
Torvis	2.1	2.3
Pascolat	1.7	1.9
Dolomiti	1.1	1.2
Sundry trademark	2.0	2.3
Total other trademarks	**28.3**	**31.7**

Changes in Other Intangibles

	Other trademarks	*Licenses and software*	*Total*
Gross carrying amount at 12/31/05	**35.6**	**3.1**	**38.7**
Additions		0.6	0.6
Disposals			0.0
Asset reclassifications			0.0
Gross carrying amount at 6/30/06	35.6	3.7	39.3
Accumulated amortization at 12/31/05	*(3.9)*	*(0.1)*	(4.0)
Amortization for the period	*(3.4)*	*(0.3)*	(3.7)
Reclassification of amortization			*0.0*
Accumulated amortization at 6/30/06	*(7.3)*	*(0.4)*	*(7.7)*
Net carrying amount at 6/30/06	**28.3**	**3.3**	**31.6**

(4) Property, Plant and Equipment

Property, plant and equipment totaled 131.2 million euros, broken down as follows:

	6/30/06	**12/31/05**
Land	25.7	25.7
Buildings	68.7	71.8
Plant and machinery	29.9	26.1
Industrial equipment	1.2	1.1
Other assets	4.7	5.8
Construction in progress	1.0	1.5
Total property, plant and equipment	**131.2**	**132.0**

Some of the Company's real property (Land and buildings) is encumbered by a voluntary mortgage of up to 33.6 million euros provided to a credit institution to secure a loan of 11.1 million euros provided to the Company. The loan is due on December 31, 2010.

A breakdown of property, plant and equipment acquired under finance leases totaling 5.1 million euros is as follows:

- 1.4 million euros for buildings;
- 1.8 million euros for plant and machinery;
- 1.9 million euros for other assets.

Changes in Property, Plant and Equipment

	Land	*Buildings*	*Plant and machinery*	*Industrial equipment*	*Other assets*	*Construction in progress*	*Total*
Gross carrying amount at 12/31/05	**25.7**	**72.7**	**27.3**	**1.2**	**6.5**	**1.5**	**134.9**
Transfer to discontinuing operations	0.0	(2.3)	0.0	0.0	0.0	0.0	(2.3)
Additions		0.5	5.0	0.1	0.5	1.1	7.2
Disposals							0.0
Asset reclassifications	0.0	0.2	1.2	0.1	0.1	(1.6)	0.0
Gross carrying amount at 6/30/06	25.7	71.1	33.5	1.4	7.1	1.0	139.8
Accumulated depreciation at 12/31/05	0.0	(0.9)	(1.2)	(0.1)	(0.7)	0.0	*(2.9)*
Depreciation for the period		*(1.5)*	*(2.4)*	*(0.1)*	*(1.7)*		*(5.7)*
Change in depreciation due to divestitures							*0.0*
Transfer to discontinuing operations							*0.0*
Reclassification of depreciation							*0.0*
Accum. depreciation at 6/30/06	0.0	(2.4)	(3.6)	(0.2)	(2.4)	0.0	(8.6)
Net carrying amt. at 6/30/06	**25.7**	**68.7**	**29.9**	**1.2**	**4.7**	**1.0**	**131.2**

The depreciation of Property, plant and equipment was computed in accordance with rates based on their useful lives, prorated for six-twelfths of the year.

(5) Investments in Associates

A breakdown of this item, which amounted to 729.0 million euros, is as follows:

	6/30/06	12/31/05
Subsidiaries	725.8	721.2
Affiliated companies	0.0	0.0
Other companies	3.2	3.2
Total investments in associates	**729.0**	**724.4**

Changes in Investments in Associates

	Subsidiaries	*Affiliated companies*	*Other companies*	*Total*
Carrying amount at 12/31/05	**721.2**	**0.0**	**3.2**	**724.4**
Increases/Purchases	7.3			7.3
Decreases/Divestitures	(2.7)			(2.7)
Reclassifications				0.0
Carrying amount at 6/30/06	**725.8**	**0.0**	**3.2**	**729.0**

The change shown in the Subsidiaries column refers to the Parmalat Distribuzione Alimenti S.r.l. subsidiary: recapitalization (Increases/Purchases line) of 7.3 million euros to cover losses ascertained through March 31, 2006 (Decreases/Divestitures line) amounting to 2.7 million euros.

The Provisions for risks and charges include an additional amount set aside to reflect the measurement at fair value of the investment in Parmalat Distribuzione Alimenti S.r.l., based on the best estimates currently available.

A breakdown of the investee companies included under Investments in associates at June 30, 2006 is as follows:

Investments in subsidiaries	**Country**	**% interest held**	**Total value**
Clesa SA	Spain	93.5	168.9
Parmalat HoldingS Ltd	Canada	100.0	128.3
Parmalat Pacific Holdings Pty	Australia	38.3[1]	119.0
Centrale del Latte di Roma S.p.A.	Italy	75.0	111.0
Parmalat Portugal Produtos Alimentares Ltda	Portugal	100.0	41.6
Latte Sole S.p.A.	Italy	100.0	32.9
Procesadora de Leches SA	Colombia	94.8	27.9
Dalmata S.r.l.	Italy	100.0	16.3
Parmalat Colombia Ltda	Colombia	91.0	15.8
OAO Belgorodskij	Russia	64.8	14.1
Compania Agricola Y Forestal	Spain	100.0	11.7
OOO Parmalat Mk	Russia	100.0	8.5
Parmalat Africa Ltd	Mauritius	4.3	6.3
Parmalat Distribuzione Alimenti S.r.l.	Italy	100.0	5.0
OOO Urallat	Russia	100.0	4.9

[1] Percentage computed on the entire share capital, including preferred shares. Parmalat Belgium SA owns all of the common shares.

Investments in subsidiaries	Country	% interest held	Total value
Parmalat Romania SA	Romania	73.4	4.2
Citrus International Corp.	Cuba	55.0	2.6
Compagnia Finanziaria Alimenti S.r.l.	Italy	99.5	2.0
Ecuadorian Food Company	British Virgin Islands	51.0	2.0
Parmalat del Ecuador SA	Ecuador	100.0	1.7
Italcheese S.p.A.	Italy	100.0	0.6
OOO Farm	Russia	100.0	0.3
Parmalat International SA in liquidation	Switzerland	100.0	0.2
Total subsidiaries			725.8
Investments in affiliated companies		**% interest held**	**Total value**
Fiordilatte S.r.l.	Italy	40.0	0.0
Total affiliated companies			0.0
Investments in other companies		**% interest held**	**Total value**
Bonatti S.p.A.	Italy	10.3	3.1
Miscellaneous companies			0.1
Total other companies			3.2
GRAND TOTAL			**729.0**

The Company owns 37 other subsidiaries and has an interest in four more affiliated companies, all of which have a zero carrying amount. A list of all equity investments is provided in the Annex.

The Company prepares consolidated interim financial statements, which are being provided together with these separate interim financial statements. Information about the performance of the Group can be found in the consolidated interim financial statements.

(6) Other Non-current Financial Assets

Other non-current financial assets totaled 237.0 million euros. A breakdown is as follows:

	6/30/06	12/31/05
Loans receivable from subsidiaries	234.9	237.2
Loans receivable from others	2.1	2.9
Total other non-current financial assets	**237.0**	**240.1**

A breakdown of long-term intra-Group loans receivable (net of allowances for doubtful accounts totaling 209.8 million euros) is as follows:

	6/30/06	12/31/05
Parmalat Austria GmbH	144.0	144.0
Parmalat Holdings Limited	52.5	53.4
Dalmata S.r.l.	18.3	18.0
Latte Sole S.p.A.	6.3	6.2
Curcastle Corporation NV	4.2	4.2
Parmalat Portugal Produtos Alimentares Ltda	4.1	4.0
Parmalat Pacific Holding Pty Ltd	2.0	2.1
Parmalat del Ecuador SA	1.7	1.6
Parmalat Dairy & Bakery Inc.	1.3	1.3
Other companies	0.5	2.4
Total long-term intra-Group loans receivable	**234.9**	**237.2**

(7) Deferred-tax Assets

Deferred-tax assets totaled 15,9 and consists mainly of amounts set aside, the recoverability of which for tax purposes will take place when the financial impact of the underlying transaction actually occurs.

Current Assets

(8) Inventories

A breakdown of Inventories, which totaled 38.5 million euros, is as follows:

	6/30/06	12/31/05
Raw materials, auxiliaries and supplies	23.4	23.9
Work in progress and semifinished goods	0.0	0.0
Finished goods	21.1	15.7
Provision for inventory writedowns	(6.0)	(7.0)
Total inventories	**38.5**	**32.6**

The Provision for inventory writedowns includes 4.6 million euros set aside for the cost of disposing of packages and finished goods affected by the ITX coloring agent contamination.

(9) Trade Receivables

Trade receivables amounted to 228.5 million euros. A breakdown is provided below:

	6/30/06	12/31/05
Trade receivables – Customers	334.3	359.4
Trade receivables – Subsidiaries	50.3	46.5
Allowance for doubtful accounts – customers	(148.5)	(152.5)
Allowance for doubtful accounts – subsidiaries	(7.6)	(7.7)
Total trade receivables	**228.5**	**245.7**

The settlement of certain disputed trade receivables and a general improvement in the turnover of receivables, which decreased by five days during the first half of 2006, are the main reason for the decrease in this account.

Breakdown of Trade Receivables Owed by Subsidiaries (net of the respective allowances for doubtful accounts)

	6/30/06	12/31/05
Centrale del Latte di Roma S.p.A.	6.3	8.9
Parmalat Distribuzione Alimenti S.r.l.	5.5	5.3
Boschi Luigi e Figli S.p.A. in AS	6.6	3.5
Parmalat Portugal Produtos Alimentares Ltda	4.9	5.0
Parmalat Romania SA	1.8	2.2
Latte Sole S.p.A.	2.8	2.6
Deutsche Parmalat GmbH in AS	8.7	5.8
Clesa SA	1.3	1.4
Parmalat Africa Ltd	0.0	0.9
Parmalat South Africa (Pty) Ltd	0.7	0.7
Parmalat Dairy & Bakery Inc.	0.9	0.8
Other companies	3.2	1.8
Total intra-Group receivables	**42.7**	**38.9**

These receivables reflect commercial transactions between the Company and its subsidiaries that are executed on market terms.

(10) Other Current Assets

Other current assets amounted to 189.5 million euros. A breakdown is as follows:

	6/30/06	12/31/05
Loans receivable from subsidiaries	3.4	3.3
Miscellaneous receivables	183.3	179.9
Accrued income and prepaid expenses	2.8	1.4
Total other current assets	**189.5**	**184.6**

Loans receivable from subsidiaries refer to loans provided to the Curcastle Corporation BV subsidiary (3.3 million euros, net of provisions for writedowns for 36,7 millions euros) and to Interlatte S.r.l. (0.1 million euros).

A breakdown of Miscellaneous receivables is as follows:

	6/30/06	12/31/05
Amount receivable from the tax authorities for VAT	97.3	92.9
Estimated tax payments and income taxes withheld	63.1	62.6
Advances to suppliers and sales agents	1.6	2.8
Amount receivable from the Ministry of Farm Policies	15.5	15.5
Accrued interest on VAT refunds receivable	2.3	2.3
Sundry receivables	3.5	3.8
Total miscellaneous receivables	**183.3**	**179.9**

A portion of the amount receivable from the tax authorities for VAT (31.9 million euros) has been earmarked to offset an equal liability toward the Italian social security administration (INPS). Prior to the approval of the Proposal of Composition with Creditors, Parmalat S.p.A. in AS and Eurolat S.p.A. in AS provided the INPS with irrevocable powers of attorney to collect on their behalf VAT credits.

The balance shown for Miscellaneous receivables is net of an allowance for doubtful accounts amounting to 8.6 million euros, which has been set aside to cover potential collection risks. The net balance shown above is deemed to be fully collectible.

(11) Cash and Cash Equivalents

Cash and cash equivalents totaled 311.2 million euros, broken down as follows:

	6/30/06	12/31/05
Investment securities	227.3	256.0
- Bank and postal accounts	83.4	82.3
- Cash on hand	0.5	0.7
Total cash and cash equivalents	**311.2**	**339.0**

This item includes amounts deposited by the Company in bank accounts, cash on hand and temporary investments, which, as allowed under IAS 7, Paragraph 7, can be treated as cash.

The amount shown for investment securities (which includes 0.9 million euros in accrued interest) refers exclusively to Italian treasury bills bought in March and May 2006 expiring in not more than three months. The decrease in cash and cash equivalents is related mainly to payments made to settle preferential and prededuction claims in 2006.

(12) Discontinuing Operations

A breakdown of the balance of 5.2 million euros is as follows:

	6/30/06	Sales	Change in discontinuing operations	**12/31/05**
Buildings	2.3		2.3	0.0
Poml Division				
Raw materials	0.2		(0.1)	0.3
Finished goods	2.7		(4.4)	7.1
Total discontinuing operations	**5.2**	**0.0**	**(2.2)**	**7.4**

During the first half of 2006, the value of a building on via Salaria, in Rome, that was the subject of a preliminary sales agreement was reclassified to this account. This transaction is expected to close by September 30, 2006.

Notes to the Balance Sheet – Shareholders' Equity

Summary of the Shareholders' Equity Accounts

	6/30/06	12/31/05
- Share capital	1,640.0	1,619.9
- Reserves for challenges to rejected claims, contested liabilities and claims of late-filing creditors convertible exclusively into share capital	225.6	233.4
- Other reserves:		
- Shares subscribed through the exercise of warrants	0.0	0.2
- Miscellaneous reserves	(11.7)	(11.7)
- Loss carryforward	(29.3)	0.0
- Profit (Loss) for the period	2.0	(29.3)
Total shareholders' equity at 6/30/06	**1,826.6**	**1,812.5**

The financial statements include a statement of changes in shareholders' equity.

(13) Share Capital

The Company's share capital, which amounts to 1,640,056,935 euros, corresponds to: (i) the amount of unsecured claims verified by the *Giudici Delegati*, which, as decreased by the claim reduction process, is equal to 1,544,586,541 euros (the amount shown on the list of claims that became enforceable upon being deposited on December 16, 2004 is different due to the correction of material errors by the Court of Parma); (ii) the amount of prededuction and preferential claims the holders of which have waived their prededuction or preferential status, opting instead to be classified as unsecured creditors, which, as decreased by the claim reduction process, totals 65,720,069 euros; (iii) the amount of the claims of late-filing creditors and/or of creditors who challenged successfully the exclusion of their claims (charged against reserves established for this purpose, which totals 28,204,543 euros; (iv) the amount generated by the conversion of warrants, which totals 1,425,872 euros; and (v) the Assumptor's initial capital, which amounts to 120,000 euros.

Moreover, on March 1, 2005, the Extraordinary Shareholders' Meeting, having been informed of the favorable opinion of the Board of Statutory Auditors, approved resolutions agreeing to:

a) carry out divisible capital increases:

- up to a maximum amount of 1,502,374,237 euros by issuing at par up to 1,502,374,237 common shares, par value 1 euro each, ranking for dividends as of January 1, 2005, reserving this increase for the exercise of the preemptive right of the Foundation, the Company's sole shareholder, which will subscribe it on behalf of the eligible creditors, as they appear in the enforceable lists filed with the Office of the Clerk of the Bankruptcy Court of Parma by the *Giudici Delegati* on December 16, 2004; this capital increase shall be paid in at par, upon the satisfaction of the condition precedent that the Court of Parma approve the Composition with Creditors of the companies of the Parmalat Group by offsetting the amounts of the various claims in accordance with the percentages determined under the Composition with Creditors;
- up to a maximum amount of 38,700,853 euros by issuing at par up to 38,700,853 common shares, par value 1 euro each, ranking for dividends as of January 1, 2005, reserving this increase for the exercise of the preemptive right of the Foundation, the Company's sole shareholder, which will subscribe it at par (offsetting, in accordance with the percentages determined under the Composition with Creditors, the claims acquired by the Foundation and formerly owed to their subsidiaries by companies that are parties to composition with creditors proceedings), upon the satisfaction of the condition precedent that the Court of Parma approve the Composition with Creditors of the companies of the Parmalat Group;

b) carry out a further capital increase that, as an exception to the requirements of Article 2441, Section Six, of the Italian Civil Code, will be issued without requiring additional paid-in capital, will be divisible, will not be subject to the preemptive right of the sole shareholder, will be carried out by the Board of Directors over ten years in multiple installments, each of which will also be divisible, and will be earmarked as follows:

- up to a maximum amount of 238,892,818 euros by issuing at par up to 238,892,818 common shares, par value 1 euro each, ranking for dividends as of January 1, 2005, allocating to:
    - unsecured creditors who have challenged the sum of liabilities shares that shall be paid in at par by offsetting the amounts of their claims in accordance with the percentages determined under the Composition with Creditors, once their claims have been effectively verified as a result of a court decision that has become final, and/or an enforceable settlement;
    - unsecured creditors with conditional claims shares that shall be paid in at par upon the satisfaction of the condition precedent by offsetting the amounts of their claims in accordance with the percentages determined under the Composition with Creditors;
- up to a maximum amount of 150,000,000 euros by issuing at par up to 150,000,000 common shares, par value 1 euro each, regular ranking for dividends, allocating to unsecured creditors with a title and/or cause that predates the date when the companies that are parties to the Composition with Creditors were declared eligible for Extraordinary Administration Proceedings, including unsecured creditors whose claims were not included in the sum of liabilities but whose claims were later verified by a court decision that has become final and, therefore, can no longer be challenged (so called late-filing creditors), shares that shall be paid in at par by offsetting the amounts of their claims in accordance with the percentages determined under the Composition with Creditors, once their claims have been effectively verified as a result of a court decision that has become final, and/or an enforceable settlement;
- up to a maximum amount of 80,000,000 euros by issuing at par up to 80,000,000 common shares, par value 1 euro each, regular ranking for dividends, which shares will be used to allow conversion of the warrants allotted to eligible creditors, unsecured creditors who challenged the sum of liabilities, conditional creditors, late-filing creditors and the Foundation, on the basis of the capital increase subscribed by the latter (offsetting the claims acquired by the Foundation and formerly owed to their subsidiaries by companies that are parties to composition with creditors proceedings), at the exercise ratio of 1 new common share, par value 1 euro each, for each warrant tendered for the purpose of exercising the subscription right, up to the first 650 shares attributable to the unsecured creditors and the Foundation;

c) carry out the abovementioned increases of the Company's share capital in a manner consistent with the methods and regulations provided in the Proposal of Composition with Creditors;

d) carry out the abovementioned warrants in accordance with the provisions of the Warrants Regulations that are annexed to the Prospectus (see Section Three, Chapter XIII, Paragraph 13.1.9).

The Extraordinary Shareholders' Meeting of September 19, 2005 approved a motion allowing the "permeability" of the different installments of the share capital increase approved by the Shareholders' Meeting of March 1, 2005, meaning that if any one of the installments (excluding the first installment of 1,502,374,237 euros reserved for the verified claims and the last installment of 80,000,000 euros reserved for the exercise of the warrants) into which the overall capital increase of 2,010.00 million euros is divided should prove to be greater than the actual amount needed to convert the claims that the installment in question was supposed to cover into capital, the excess of this capital increase installment may be used to cover the claims of another class of creditors (particularly creditors who asked that preferential claims be converted into unsecured claims) when such claims exceed the funds provided by the capital increase installment allocated to them under the resolution approved by the Extraordinary Shareholders' Meeting of March 1, 2005.

A capital increase of 65,720,069 euros (7,628,178 euros in the first half of 2006) for creditors who waived their preferential and/or prededuction status was carried out in accordance with the abovementioned resolutions of the Extraordinary Shareholders' Meeting.

Warrants
The warrants are issued in dematerialized form and have been negotiable on the Online Stock Market since the date of listing (October 28, 2005).

Each warrant conveys the right to subscribe at par for cash on a continuous basis, effective on the tenth day of the month following the month when the application to exercise is filed in a given calendar year, from 2005 to 2015.

The terms and conditions for the exercise of the warrants are set forth in the respective regulations, which were approved by the Issuer's Board of Directors on March 1, 2005 and are available at the Parmalat website (www.parmalat.com).

The additional shares issued through the exercise of the warrants will be issued with regular ranking, i.e., with a valid coupon as of the effective exercise date of the warrants.

(14) Reserve for challenges to rejected claims and claims of late-filing creditors convertible into share capital

Based on the final lists of creditors published on December 28, 2004 in Issue No. 303 of the *Official Gazette of the Italian Republic*, unsecured verified claims totaled 19,953,147,095 euros, including conditional claims amounting to 509,834,148 euros. Rejected claims the rejection of which was challenged amounted to 4,384.1 million euros, including claims totaling 3,428.0 million euros that required the establishment of a reserve that, after decreasing its amount by the claim reduction percentage, amounted to 191.3 million euros as of December 31, 2005.

Moreover, subsequent to the publication of the final lists of creditors on December 28, 2004 in Issue No. 303 of the *Official Gazette of the Italian Republic*, the Court of Parma received late filings by creditors, which have to be reviewed by the *Giudici Delegati*. The claims received prior to the approval of the Composition with Creditors on October 1, 2005 (as decreased by the claim reduction process) resulted in the establishment of a reserve that amounted to 42.1 million euros at December 31, 2005.

Starting with this separate interim report, these two reserves, which were established pursuant to the abovementioned resolution of the Extraordinary Shareholders' Meeting of September 19, 2005 making use of the permeability between the tranches into which the approved capital increase is divided, are shown as a single component of shareholders' equity (233.3 million euros at the end of 2005).

If these claims should be verified with a final court decision or accepted as part of a settlement, the creditors holding them will be entitled to receive shares and warrants of Parmalat S.p.A. in accordance with the terms of the Proposal of Composition with Creditors. At June 30, 2006, due to settlements reached in the first half of 2006, the balance available in the reserve had decreased by 7.7 million euros to 225.6 million euros.

The utilization of this reserve will cause the share capital of Parmalat S.p.A. to increase by an amount equal to the additional claims verified in the manner described above. The remainder of the reserve, equal to the amount of the rejected claims, will become a freely available reserve. As explained before, Parmalat S.p.A. has already approved a capital increase in an amount equal to the balance in this reserve.

(15) Shares Subscribed Through the Exercise of Warrants

This reserve totaled 0.2 million euros at December 31, 2005, reflecting the warrants exercised in December 2005, which resulted in the issuance of 198,107 shares in January 2006. At June 30, 2006, this reserve had a zero balance.

At June 30, 2006, there were 81,479,361 warrants outstanding. These warrants may be exercised until December 31, 2015.

Since an Extraordinary Shareholders' Meeting convened for April 29, 2006 on the third calling to vote on a capital increase of up to 15,000,000 euros reserved for the exercise of warrants could not be held due to the lack of a sufficient quorum, the Board of Directors agreed to resubmit at the next Shareholders' Meeting the capital increase motion submitted at the abovementioned Shareholders' Meeting. Meanwhile, it would address the issue of awarding shares in response to warrant conversion requests by drawing from "permeable" tranches of the capital increase that still had a surplus available.

(16) Miscellaneous reserves

This item reflects the costs incurred to list the securities of Parmalat S.p.A., which totaled 12.7 million euros (shown as a deduction from shareholders' equity, as required by IFRS 3, Paragraph 31), net of a reserve to cover losses of 1.0 million euros.

AVAILABILITY OF RESERVES FOR DISTRIBUTION
None of the reserves referred in the preceding Notes is distributable because they are either specifically restricted or have a negative balance.

(17) Profit (Loss) for the Period

The profit for the period amounted to 1.98 million euros.

Notes to the Balance Sheet – Liabilities

Non-current Liabilities

(18) Long-term Borrowings

A breakdown of long-term borrowings of 14.5 million euros is as follows:

	6/30/06	12/31/05
IRFIS – Mediocredito Regionale della Sicilia:		
Installments due within one year	2.2	
Installments due after one year	7.8	
Liabilities under leases	4.5	6.7
Total long-term borrowings	**14.5**	**6.7**

The loan received from IRFIS – Mediocredito Regionale della Sicilia is secured by a voluntary mortgage on buildings located in Collecchio. The loan is repayable in equal semiannual installments of 1.1 million euros due on June 30 and December 31 of each year.

Liabilities under leases reflect the amounts outstanding under finance leases, recognized in accordance with IAS accounting principles. The decrease compared with December 31, 2005 reflects lease payments made in the first half of 2006.

(19) Deferred-tax Liabilities

Deferred-tax liabilities amounted to 12.3 million euros and refer mainly to taxes on temporary differences related to the amortization of assets with an undefined useful life, which was recognized exclusively for tax purposes

(20) Post-employment Benefits

The following demographic assumptions were made when measuring the Plans:

- The mortality assumptions used for the Italian population, broken down by sex, were those developed by the ISTAT in 2002;
- The disability assumptions used for the Italian population, broken down by sex, were taken from the INPS model, projected to 2010;
- The general retirement assumption for active staff was taken when the minimum retirement requirements under the rules of the General Mandatory Insurance system could be met;
- The probabilities of leaving the workforce due to causes other than death were determined by reviewing annual turnover rates, estimated in accordance with historical trends that were analyzed and projected in accordance with the projections provided by the relevant public agencies.

The financial assumptions used to measure the Plans are summarized in the table below:

Technical annual discount rate	4.00%
Annual inflation rate	2.00%
Average annual rate of wage increases	2.85%
Annual rate of increase of severance benefits	3.00%
Probability of annual advances	3.00%

The Provision for employee severance benefits is a defined-benefit plan and, accordingly, it is measured by the actuarial method.

The table below provides a breakdown of the Provision for employee severance benefits and shows the changes that occurred during the period.

Changes in Post-employments Benefits

	6/30/06	Utilizations	Additions	12/31/05
Production staff	15.7	(1.2)	1.1	15.8
Office staff	21.8	(1.2)	1.6	21.4
Management	3.5	(0.4)	0.4	3.5
Total provision for employee sever. benefits	**41.0**	**(2.8)**	**3.1**	**40.7**

The actuarial computations shown above were made on the amounts set aside as of December 31, 2005. The impact on the first half of 2006 was not significant.

(21) Provisions for Risks and Charges

Provisions for risks and charges totaled 212.9 million euros. They include the items listed below:

	6/30/06	Utiliza-tions	Additions	Transfers Reclassific.	12/31/05
Provisions for taxes (see detail)	17.8	(2.0)	0.0	0.2	19.6
Allowance for risks on investee companies	18.7	0.0	2.5	(5.2)	21.4
Provision for equity adjustment – Venezuela	134.4	0.0	0.0	5.0	129.4
Allowance for antitrust risks	11.2	0.0	0.0		11.2
Allowance for staff downsizing	17.6	(0.2)	0.9	2.1	14.8
Allowance for INPS installment plan	1.4	0.0	0.0	0.4	1.0
Provision for prize contests	3.1	(4.1)	0.0		7.2
Provision for costs of ITX disputes	4.6	(2.4)	0.0		7.0
Provision for disputes with former Group cos.	0.5	(3.7)	0.0		4.2
Provisions for supplemental sales agents benefits	2.8	0.0	0.4		2.4
Miscellaneous provisions	0.8	(0.3)	0.8	(2.5)	2.8
Total provisions for risks and charges	**212.9**	**(12.7)**	**4.6**	**0.0**	**221.0**

The reclassifications shown above were made to improve the allocation to the different provisions for risks.

Decreases totaled 12.7 million euros in the first half of 2006, due mainly to the following: utilization of the Provision for prize contests (4.1 million euros), utilization of the Provision for disputes with former Group companies (3.7 million euros in exchange for the issuance of shares), utilization of the Provision for costs of ITX disputes (2.4 million euros) and a reduction of the Provision for excess taxes (2 million euros).

Increases of 4.6 million euros reflect mainly an allowance for risks on Parmalat Distribuzione Alimenti S.r.l. (2.5 million euros) and additions to the Provisions for supplemental sales agents benefits (1.3 million euros) and to other provisions.

A breakdown of the reserve for taxes is as follows:

	6/30/06	12/31/05
Tax risks related to Italian businesses	13.0	13.0
Tax risks related to foreign Group companies	4.3	6.3
Other tax risks	0.5	0.3
Total reserves for taxes	**17.8**	**19.6**

The tax risks related to Italian businesses refer mainly to disputed tax items that have to do with sponsoring arrangements executed in previous years.

The tax risks related to foreign Group companies refer to commitments that the Company may be required to honor to settle disputed items involving American companies that were liquidated.

(22) Provision for Preferential and Prededuction Claims

	6/30/06	Increases	Decreases	12/31/05
Provision for preferential and prededuction claims	**23.7**	2.9	(0.1)	20.9

The increase of 2.9 million euros reflects an adjustment to the estimates of cash outlays in response to claims of creditors who challenged the status with which their claims were included among the liabilities of the companies under extraordinary administration.

Current Liabilities

(23) Short-term Borrowings

The balance of 8.4 million euros consists exclusively of amounts owed to subsidiaries. A breakdown is as follows:

	6/30/06	12/31/05
Indebtedness owed to Parmalat Distribuzione Alimenti S.r.l.	0.1	0.0
Indebtedness owed to Curcastle Corporation NV	5.9	0.0
Indebtedness owed to Wishaw Trading SA	2.4	0.0
Total short-term borrowings	**8.4**	**0.0**

The borrowings listed above accrue interest on normal market terms.

(24) Financial Liabilities for Preferential and Prededuction Claims

By assuming the obligations stemming from the Composition with Creditors, Parmalat S.p.A. agreed to pay in full within six months of the approval of the Composition with Creditors the prededuction and preferential claims set forth in the lists prepared and published by the *Giudici Delegati.*

The preferential claim of the INPS was covered by a power of attorney provided to the INPS, authorizing the INPS to collect 4.2 million euros in receivables owed by the tax administration for VAT overpayments.

	6/30/06	Increases	Decreases	12/31/05
Financial liabilities	0.0	0.0	(11.1)	11.1
Trade-related liabilities	0.0	0.0	(69.4)	69.4
Other liabilities	0.0	0.0	(8.8)	8.8
Total prededuction and/or preferential claims	**0.0**	**0.0**	**(89.3)**	**89.3**

All prededuction and preferential claims were satisfied within the deadline set forth in the Composition with Creditors (six months from the date of approval).

A breakdown of the resources used to satisfy the abovementioned claims is as follows:

a. Cash	62.5 million euros
b. Company shares upon the claims being classified as unsecured (on orders by the *Giudici Delegati*)	7.6 million euros
c. Special financing	11.1 million euros
d. Out-of-period income (on orders by the *Giudici Delegati*) and/or offsets	8.2 million euros

(25) Trade Payables

Trade payables totaled 223.8 million euros. A breakdown is as follows:

	6/30/06	12/31/05
Advances	1.2	0.0
Trade payables – Suppliers	182.4	184.5
Trade payables – Subsidiaries	40.2	32.2
Total trade payables	**223.8**	**216.7**

As shown in the table below, the rise in trade payables reflects mainly an increase in payables owed to subsidiaries.

Breakdown of trade payables owed to subsidiaries:

	6/30/06	12/31/05
Centrale del Latte di Roma S.p.A.	15.5	13.4
Deutsche Parmalat GmbH in AS	11.4	9.2
Boschi Luigi e Figli S.p.A. in AS	5.9	2.8
Parmalat Distribuzione Alimenti S.r.l.	3.0	4.0
Latte Sole S.p.A.	1.3	0.6
Citrus International	1.2	0.0
Parmalat Molkerei GmbH in AS	0.8	1.1
Industria Lactea Venezolana	0.5	0.5
Parmalat Portugal Produtos Alimentares Ltda	0.4	0.4
Other companies	0.2	0.2
Total intra-Group trade payables	**40.2**	**32.2**

These payables reflect commercial transactions between the Company and its subsidiaries that are executed on market terms.

(26) Other Current Liabilities

Other current liabilities of 93.9 million euros include the following:

	6/30/06	12/31/05
Amounts owed to the tax authorities	17.5	23.4
Contributions to pension and social security institutions	29.7	31.2
Amounts owed to AGEA	1.6	0.0
Accounts payable to employees	24.8	18.9
Amounts owed to Directors and Statutory Auditors	0.5	0.3
Accounts payable to others	0.5	0.3
Accrued expenses and deferred income	19.3	19.4
Total other current liabilities	**93.9**	**93.5**

The main components of the amounts owed to the tax authorities are: liabilities for corporate income taxes (IRPEF) and regional taxes (IRAP) for income taxes withheld from employees, professionals, agents and other associates.

The amount owed to the INPS was covered in part through the earmark of a VAT credit amounting to 31.9 million euros. Special powers of attorney to collect the VAT credits were issued to the INPS prior to the approval of the Composition with Creditors.

Accrued expenses and deferred income refer mainly to deferred income (18.9 million euros) that arises from grants approved pursuant to Legislative Decree No. 173/1998.

The value of the individual grants attributable to the various assets will be reflected in the income statement, as part of Other income, in equal installments over the useful life of the underlying assets.

(27) Income Taxes Payable

Income taxes payable of 1.8 million euros reflect exclusively the Company's tax liability for the first half of 2006.

Guarantees and Other Memorandum Accounts

Guarantees

	6/30/06			12/31/05		
	Sureties	Collateral	Total	Sureties	Collateral	Total
Guarantees provided by outsiders on behalf of the Company	178.4	10.0	**188.4**	179.0	0.0	**179.0**
Total guarantees	**178.4**	**10.0**	**188.4**	**179.0**	**0.0**	**179.0**

The Guarantees provided by outsiders on behalf of the Company (178.4 million euros) refer mainly to guarantees provided by banks and/or insurance companies to government agencies in connection with VAT refunds and with prize contests.
The collateral was provided to secure the outstanding balance of a loan from IRFIS – Mediocredito della Sicilia, which is due on December 31, 2010.

Other Memorandum Accounts

	6/30/06	12/31/05
Commitments		
Other commitments	21.4	15.3
Other		
Admissions to composition with creditors proceedings	981.8	978.7
Total other memorandum accounts	**1,003.2**	**994.0**

Other commitments of 15.4 million euros refer to a commitment undertaken by Parmalat S.p.A. in AS toward the European Bank for Reconstruction and Development (EBRD) prior to the start of the extraordinary administration proceedings, which was then transferred to the Company, according to which Parmalat S.p.A. in AS agreed to buy from the EBRD shares of stock of O.A.O. Belgorodskij Molochnnij Kombinat (EBRD owns a 34.9% interest, with a put option exercisable between September 2007 and September 2010) and Parmalat Romania (EBRD owns a 19.696% interest, with a put option exercisable through November 2006). The balance of 6 million euros represents a commitment undertaken by Parmalat S.p.A. to underwrite a capital increase to be carried out by the subsidiary Boschi Luigi e Figli S.p.A. in AS, which is a vital component of the terms of the Proposal of Composition with Creditors approved by creditors and accepted by the Court of Parma on July 27, 2006.

As the successor in the rights of the companies included in the Composition with Creditors, the Company holds verified claims in several composition with creditors proceedings.

Specifically, the Company holds the following verified claims:

- unsecured claims against travel companies (form. Parmatour) for 628.9 million euros*
  (*of which 318,9 millions relating to the joint debtor Parmatour S.p.A. and 310,0 millions relating to the main debtor Hit S.p.A.)
- unsecured claims against licensee companies under extraordinary administration for 34.1 million euros
- unsecured claims against companies of the former Parmalat Group that are not included in the composition with creditors for 126.0 million euros
- unsecured claims against Sata and Agis for 156.9 million euros
- unsecured claims in the bankruptcy of Horus S.r.l. for 31.4 million euros
- unsecured claims in the bankruptcy of Finaliment S.r.l. for 4.5 million euros
- **Total** **981.8 million euros**

Legal Disputes and Contingent Liabilities at June 30, 2006

The Group is a party to civil and administrative proceedings related to events that affected the companies included in the Composition with Creditors prior to their becoming eligible for Extraordinary Administration status. Those proceedings are detailed in the Notes to the consolidated financial statements.

Notes to the Income Statement

(28) Revenues

Revenues for the first half of 2006 totaled 506.4 million euros.

The Company did not engage in any industrial and/or commercial activity during the first six months of 2005.

A breakdown of sales revenues is as follows:

	First half 2006	First half 2005
Gross sales revenues	589.0	0.0
Returns, discounts and promotions	(115.0)	0.0
Net sales to Group companies	30.5	0.0
Total sales revenues	**504.5**	**0.0**

A breakdown of sales to Group companies is as follows:

Centrale del Latte di Roma S.p.A.	9.7
Parmalat Distribuzione Alimenti S.r.l.	10.6
Boschi Luigi e Figli S.p.A. in AS	8.3
Parmalat España SA (formerly Clesa SA)	0.7
Latte Sole S.p.A.	0.5
Parmalat Australia	0.3
OOO Parmalat MK	0.1
Italcheese S.p.A.	0.2
Other companies	0.1
Total net sales to Group companies	**30.5**

Sales to Group companies were made on standard market terms.

A breakdown of sales by type of product is as follows:

	First half 2006
Milk Division	364.2
Produce Division	59.8
Fresh Dairy Division	63.0
Other products	17.5
Total sales revenues	**504.5**

A breakdown of sales by geographic region is as follows:

	First half 2006
Italy	491.7
Other EU countries	7.3
Other countries	5.5
Total sales revenues	**504.5**

Expenses

(29) Cost of Sales

Cost of sales of 304.7 million euros includes the following:

	First half 2006	First half 2005
Raw materials and finished goods used	239.5	0.0
Services and maintenance	22.8	0.0
Personnel	21.7	0.0
Depreciation and amortization	4.4	0.0
Energy, natural gas and water	9.1	0.0
Miscellaneous	7.2	0.0
Total cost of sales	**304.7**	**0.0**

Raw materials and finished goods used includes 1.9 million euros in inventory writedowns.

A breakdown of intra-Group purchases is as follows:

Centrale del Latte di Roma S.p.A.	23.3
Deutsche Parmalat GmbH in AS	3.9
Boschi Luigi e Figli S.p.A. in AS	10.8
Citrus International Corporation SA	3.4
Parmalat Molkerei GmbH	6.0
Latte Sole S.p.A.	0.7
Parmalat Distribuzione Alimenti S.r.l.	0.5
Other companies	0.1
Total net purchases from Group companies	**48.7**

(30) Distribution Costs

Distribution costs amounted to 164.5 million euros, broken down as follows:

	First half 29006	First half 2005
Advertising and promotions	97.0	0.0
Sales commissions	21.1	0.0
Distribution freight	15.3	0.0
Fees to licensees	13.4	0.0
Personnel	13.6	0.0
Depreciation and amortization	3.6	0.0
Addition to the allowance for doubtful accounts	0.5	0.0
Total distribution costs	**164.5**	**0.0**

Fees paid to licensees and other distribution services include 4.9 million euros paid to the Parmalat Distribuzione Alimenti S.r.l. subsidiary.

(31) Administrative Expenses

A breakdown of Administrative expenses, which totaled 26.6 million euros, is provided below:

	First half 2006	First half 2005
Personnel	19.0	0.0
Auditing and certification fees	0.6	0.0
Depreciation and amortization	1.5	0.0
Information Technology	1.8	0.0
Legal and notary's fees	0.5	0.0
Fees paid to Directors	0.6	0.3
Fees paid to the Board of Statutory Auditors	0.1	0.0
Others	2.5	0.2
Total administrative expenses	**26.6**	**0.5**

Other (income)/expense

Other (income)/expenses include:

(32) Legal Fees Paid in Actions for Damages and Actions to Void

The balance in this account reflects the fees paid to law firms (25.3 million euros) retained as counsel in connection with the actions for damages and actions to void filed by the companies under extraordinary administration prior to the implementation of the Composition with Creditors, which the Company is entitled to pursue.

(33) Coverage of Losses of Associates

The balance in this accounts reflects the amount set aside to cover the losses incurred by the Parmalat Distribuzione Alimenti S.p.A. subsidiary through June 30, 2006.

A residual amount of 0.2 millions is also included.

(34) Financial Income and Expense

The tables below provide breakdowns of the financial income and expense amounts attributable to the first half of 2006:

Financial income	First half 2006	First half 2005
Dividends from subsidiaries	7.6	0.0
Income from cash-equivalent securities	2.4	0.0
Interest and financial income from subsidiaries	1.4	0.0
Interest earned on bank accounts	1.0	0.0
Gain on translation of receivables/payables in foreign currencies	0.8	0.0
Other financial income	0.1	0.0
Total financial income	**13.3**	**0.0**

A breakdown of interest and financial income from subsidiaries, which is shown net of a 1.9-million-euro writedown attributable to Curcastle Corp. NV, is as follows:

- Parmalat Holdings Ltd 0.7 million euros
- Dalmata S.r.l. 0.4 million euros
- Other companies 0.3 million euros

Total **1.4 million euros**

Financial expense	**First half 2006**	**First half 2005**
Bank interest and fees paid	0.3	0.0
Interest paid on finance leases	0.2	0.0
Loss on translation of receivables/payable in foreign currencies	1.9	0.0
Interest on late payment of prededuction and preferential claims	0.5	0.0
Other financial expense	0.1	0.1
Total financial expense	**3.0**	**0.1**

(35) Income Taxes

The income tax liability for the first half of 2006 (1.8 million euros) was computed based on the best estimate available at this point of the tax burden for that period, projected over the full year.

(36) Profit (Loss) from Discontinuing Operations

Profit (Loss) from discontinuing operations	Pomì	Total
- Net revenues	7.9	7.9
- Cost of sales	(7.3)	(7.3)
Net profit (loss) from discontinuing operations	**0.6**	**0.6**

Other Information

(37) Breakdown of Labor Costs by Type

A breakdown is as follows:

	First half 2006	First half 2005
Wages and salaries	36.6	0.0
Social security contributions	11.7	0.0
Severance benefits	3.1	0.0
Other labor costs	2.9	0.0
Total labor costs	**54.3**	**0.0**

The Company has had employees on its payroll since October 1, 2005, following approval of the Proposal of Composition with Creditors. Until September 30, 2005, the Company had no employees.

(38) Number of Employees

The table below provides a breakdown by category of the Company's staff at June 30, 2006:

	6/30/06	12/31/05
Executives	70	70
Middle managers and office staff	975	1,003
Production staff	960	988
Total number of employees	**2,005**	**2,061**

During the first half of 2006, the Company's staff decreased by 56 employees (divided equally between office and production staff).

(39) Depreciation and Amortization

A breakdown is as follows:

	First half 2006		
Description	Amortization of intangibles	Depreciation of property, plant and equipment	Total
Cost of sales	2.2	2.2	4.4
Distribution costs	0.0	3.5	3.5
Administrative expenses	1.5	0.0	1.5
Total	**3.7**	**5.7**	**9.4**

Equity Investments Held by Parmalat at June 30, 2006

Company	Share capital			Equity investment				
Name – Registered office	Type of company	Curr.	Amount	Voting shares/ interest held	No. of shares/ interest	% of tot. No. of shares/ interest	Company's shareholders' equity	Group interest in sharehold. equity
EUROPE								
ITALIAN SUBSIDIARIES								
Boschi Luigi & Figli SPA in AS - Fontanellato (PR)	C	EUR	6,000,000	5,336,400	5,336,400	89.440	-5,825,267	-5,210,118
CE.DI. Spezia SRL in liquidation – Collecchio (PR)	LLP	EUR	10,320	2,000	2,000	100.000	n.a.	n.a.
Centrale del Latte di Roma SPA Rome	C	EUR	37,736,000	5,661,400	5,661,400	75.013	51,691,809	38,774,026
Compagnia Finanziaria Alimenti SRL – Collecchio (PR)	LLP	EUR	10,000	9,946	9,946	99.455	30,661	30,494
Dalmata SRL – Collecchio	LLP	EUR	120,000	1	1	100.000	3,587,735	3,587,735
Fratelli Strini Costruzioni Meccaniche. SRL in AS – Fontevivo (PR)	LLP	EUR	52,000	51,000	51,000	51.000	n.a.	n.a.
Gelateria Parmalat SRL in liquidation – Collecchio (PR)	LLP	EUR	100,000	100	100	100.000	n.a.	n.a.
Giglio SPA in liquidation – Reggio Emilia	C	EUR	20,000,000	20,000,000	20,000,000	100.000	n.a.	n.a.
Impianti Sportivi Parma SRL – Parma	LLP	EUR	40,000	40,000	40,000	100.000	102,108	102,108
Interlatte SRL – Collecchio (PR)	LLP	EUR	130,000	123,500	123,500	95.000	1,100,091	1,045,086
Italcheese SPA – Mag. Gen. Reggiani – Reggio Emilia	C	EUR	1,630,000	1,630,000	1,630,000	100.000	976,452	976,452
Latte Sole SPA – Collecchio (PR)	C	EUR	3,230,073.60	6,211,680	6,211,680	100.000	3,848,742	3,848,742
Lucana Club Pallavolo Femm. SRL in liquidation - Matera	LLP	EUR	10,400	10,400	10,400	100.000	n.a.	n.a.
Margherita Yogurt SRL in liquidation - Rome	LLP	EUR	50,000	50,000	50,000	100.000	-1,660,227	-1,660,227
Parmalat Distribuzione Alimenti SRL – Collecchio (PR)	LLP	EUR	1,000,000	1,000,000	1,000,000	100.000	2,223,772	2,223,772
SARAL SRL in liquidation - Collecchio	LLP	EUR	128,750	2 q.i.		100.000	n.a.	n.a.
ITALIAN AFFILIATED COMPANIES								
Comunicazione 2000 SRL – Collecchio (PR)	LLP	EUR	50,000	1	1	33.340	n.a.	
Fiordilatte SRL - Parma	LLP	EUR	10,000	4,000	4,000	40.000	n.a.	
Food Receivables Corporation SRL in liquidation – Collecchio (PR)	LLP	EUR	41,339	20,256	20,256	49.000	n.a.	
Parmafactor SPA – Milan	C	EUR	5,160,000	154,800	154,800	30.000	n.a.	
Parmaqua SRL – Sestri Levante (GE)	LLP	EUR	10,000	4,900	4,900	49.000	n.a.	
OTHER ITALIAN COMPANIES								
Bonatti SPA – Parma	C	EUR	28,813,403.88	572,674	572,674	10.256	n.a.	
CE.PI.M SPA – Fontevivo (PR)	C	EUR	n.a.	n.a..		0.840	n.a.	

Company Name – Registered office	Share capital Type of company	Curr.	Amount	Voting shares/ interest held	Equity Investment No. of shares/ interest	% of tot. No. of shares/ interest	Company's shareholders' equity	Group interest in sharehold. equity
Marsh & CO SPA – Milan	C	EUR	260,000	2,400	2,400	12.000	n.a.	
SOGEAP SPA – Parma	C	EUR	n.d.	n.d.	n.d.	5.050	n.a.	
AUSTRIA								
Parmalat Austria GMBH - Vienna	F	EUR	36,336.42	1	1	100.000	-142,997,318	-142,997,318
BELGIUM								
Parmalat Belgium NV – Brussels	F	EUR	1,000,000	40,000	40,000	100.000	1,355,095	1,355,095
FRANCE								
Parmalat France SA in liquidation - Bretteville-Caen	F	EUR	6,539,200	8,173,940	8,173,940	99.999	n.a.	n.a.
GERMANY								
Deutsche Parmalat GMBH in AS - Weissenhorn	F	EUR	4,400,000	4,400,000	4,400,000	100.000	n.a.	n.a.
GREAT BRITAIN								
Parmalat Food Holdings (UK) Limited –in Administration London	F	GBP	142,794,926	140,814,926	140,814,926	98.613	n.a.	n.a.
PORTUGAL								
Parmalat Portugal Prod. Alimentares Lda	F	EUR	11,651,450.04	11,646,450	11,646,450	99.957	-6,881,506	-6,878,546
ROMANIA								
La Santamara SRL – Baia Mare	F	RON	6,667.50	535	535	84.252	9,799	8,256
Parmalat Romania SA – Comuna Lunari	F	RON	26,089,760	1,913,911	1,913,911	73.359	10,872,490	7,975,950
RUSSIA								
OAO Belgorodskij Molocnij Kombinat - Belgorod	F	RUB	67,123,000	43,528,000	43,528,000	64.848	12,939,150	8,390,780
OOO Dekalat – Saint Petersburg	F	RUB	100,000	1	1	100.000	-421,927	-421,927
OOO FARM - Nizhnij Novgorod	F	RUB	80,891,950	80,891,950	80,891,950	100.000	131,825	131,825
OOO PARMALAT EAST - Moscow	F	RUB	42,147,000	2	2	100.000	-30,572,537	-30,572,537
OOO PARMALAT MK - Moscow	F	RUB	124,000	1	1	100.000	3,073,205	3,073,205
OOO PARMALAT SNG - Moscow	F	RUB	152,750	2	2	100.000	-5,054,290	-5,054,290
OOO URALLAT - Berezovsky	F	RUB	129,618,210	1	1	100.000	4,160,094	4,160,094
SPAIN								
ARILCA SA - Madrid	F	EUR	270,454.50	448	448	100.000	-6,019,304	-6,019,304
Parmalat España SA – Madrid	F	EUR	9,291,647.13	289,213	289,213	93.536	128,207,128	119,919,819
Compania Agricola Y Forestal SA – Madrid	F	EUR	339,540.96	56,496	56,496	100.000	-2,340,996	-2,340,996
SWITZERLAND								
Parmalat International SA in liquidation - Lugano	F	CHF	150,000	150	150	100.000	n.a.	n.a.
HUNGARY								
Parmalat Hungaria RT - Szekesfehervar	F	HUF	1,385,980,000	138,418,990	138,418,990	99.87	n.a.	n.a.
NORTH AMERICA								
CANADA								
Parmalat Holdings Limited - Toronto	F	CAD	878,479,550	878,479	878,479	100.000	523,291,112	523,291,112

Company		Share capital			Equity investment			
Name – Registered office	Type of company	Curr.	Amount	Voting shares/ interest held	No. of shares/ interest	% of tot. No. of shares/ interest	Company's shareholders' equity	Group interest in sharehold. equity
MEXICO								
PARMALAT DE MEXICO S.A. de C.V. - Jalisco	F	MXN	390,261,812	390,261,812	390,261,812	100.000	-26,163,816	-26,163,816
CENTRAL AMERICA								
BRITISH VIRGIN ISLANDS								
ECUADORIAN FOODS COMPANY INC - Tortola	F	USD	50,000	25,500	25,500	51.000	4,275,489	2,180,500
COSTA RICA								
Parmaleche de Costarica SA - San Juan	F	CRC	10,000	10	10	100.000	-591,654	-591,654
CUBA								
Citrus International Corporation SA – Pinar del Rio	F	USD	11,400,000	627	627	55.000	9,537,843	5,245,813
NICARAGUA								
Parmalat Nicaragua SA Managua	F	NIO	2,000,000	57	57	2.850	-948,496	-27,032
SOUTH AMERICA								
BRAZIL								
Parmalat Admin e Part do Brasil – São Paulo	F	BRL	1,000,000	810,348	810,348	81.035	n.a.	n.a.
PPL Parmalat Particp do Brasil - concordata – São Paulo	F	BRL	1,271,257,235	1,177,921,807	1,177,921,807	92.660	n.a.	n.a.
CHILE								
Parmalat Chile SA – Santiago de Chile	F	CLP	13,267,315,372	2,096,083	2,096,083	99.999	n.a.	n.a.
COLOMBIA								
Gelateria Parmalat Colombia Ltda	F	COP	32,480,000	990	990	6.096	-187,561	-11,434
Parmalat Colombia Ltda - Santafè de Bogotà	F	COP	20,466,360,000	18,621,581	18,621,581	90.986	12,026,986	10,943,354
Procesadora De Leches SA (PROLECHE SA) - Medellin	F	COP	173,062,136	131,212,931	131,212,931	94.773	24,328,352	23,056,709
ECUADOR								
Parmalat del Ecuador SA – Quito	F	USD	345,343.96	8,633,599	8,633,599	100.000	58,886	58,886
PARAGUAY								
Parmalat Paraguay SA Asuncion	F	PYG	9,730,000,000	9,632	9,632	98.993	n.a.	n.a.
URUGUAY								
AIRETCAL SA - Montevideo	F	UYU	9,198,000	9,198,000	9,198,000	100.000	n.a.	n.a.
Gelateria Parmalat Uruguay SA - Montevideo	F	UYU	262,500	26,250	26,250	10.000	n.a.	n.a.
Parmalat Trading South America - Montevideo	F	UYU	400,000	400,000	400,000	100.000	n.a.	n.a.
WISHAW TRADING SA - Montevideo	F	USD	30,000	50	50	16.667	n.a.	n.a.
VENEZUELA								
Gelateria Parmalat de Venezuela CA - Caracas	F	VEB	10,000,000	1,000	1,000	10.000	-1,458,526	-145,853

Company		Share capital			Equity investment			
Name – Registered office	Type of company	Curr.	Amount	Voting shares/ interest held	No. of shares/ interest	% of tot. No. of shares/ interest	Company's shareholders' equity	Group interest in sharehold. equity
Parmalat de Venezuela CA – Caracas	F	VEB	2,324,134,000	2,324,134	2,324,134	100.000	-28,907,249	-28,907,249
AFRICA								
MAURITIUS								
Parmalat Africa Limited – Port Louis	F	USD	55,982,304	55,982,304	2,421,931	4.326	62,359,018	2,700,146
ASIA								
CHINA								
Parmalat (Zhaodong) Dairy Corp. Ltd* - Zhaodong	F	CNY	56,517,260	53,301,760	53,301,760	94.311	n.a.	n.a.
INDIA								
SWOJAS ENERGY FOODS LIMITED - Shivajinagar	E	INR	309,626,500	21,624,311	21,624,311	69.840	n.a.	n.a.
OCEANIA								
AUSTRALIA								
Parmalat Pacific Holding Pty Limited – South Brisbane	E	AUD	522,932,237	200,313,371	200,313,371	38.306[2]	134,787,807	51,637,209

[2] Percentage computed on the entire share capital, including preferred shares. Parmalat Belgium SA owns all of the common shares.

Parmalat Group

Parmalat Group

Financial Statements at June 30, 2006

Consolidated Balance Sheet

Note ref.	(in millions of euros)	6/30/06	12/31/05
	NON-CURRENT ASSETS	**2,206.9**	**2,346.6**
(1)	Goodwill	641.7	713.6
(2)	Trademarks with an undefined useful life	760.5	798.6
(3)	Other intangibles	49.3	55.4
(4)	Property, plant and equipment	652.3	698.3
(5)	Investments in associates	4.0	23.4
(6)	Other non-current financial assets	66.2	16.4
(7)	Deferred-tax assets	32.9	40.9
	CURRENT ASSETS	**1,670.5**	**1,653.4**
(8)	Inventories	372.6	335.6
(9)	Trade receivables	509.1	546.1
(10)	Other current assets	310.0	266.9
(11)	Cash and cash equivalents	443.8	502.7
(12)	Available-for-sale investments	28.0	
(13)	Current financial assets	7.0	2.1
(14)	**Discontinuing operations**	**11.6**	**148.7**
	TOTAL ASSETS	3,889.0	4,148.7
	SHAREHOLDERS' EQUITY	**1,866.0**	**1,877.7**
(15)	Share capital	1,640.1	1,619.9
(16)	Reserve for contested liabilities and claims of late-filling creditors convertible into share capital	225.6	233.4
	Other reserves:		
(17)	*- Reserve for currency translation differences*	(35.3)	6.6
(18)	*- Exercise of warrants*		0.2
(19)	*- Reserve for Cash Flow Hedge*	0.7	
(20)	*- Miscellaneous reserves*	(12.0)	(11.7)
(21)	Profit (Loss) for the period	14.1	(0.3)
	Shareholders' equity attributable to the shareholders of the Group's Parent Company	**1,833.2**	**1,848.1**
(22)	**Minority interest in shareholders' equity**	**32.8**	**29.6**
	NON-CURRENT LIABILITIES	**1,055.8**	**1,148.9**
(23)	Long-term borrowings	522.6	610.8
(24)	Deferred-tax liabilities	253.3	231.0
(25)	Provisions for employee benefits	111.3	113.0
(26)	Provisions for risks and charges	144.9	173.2
(27)	Provision for preferential and prededuction claims	23.7	20.9
	CURRENT LIABILITIES	**967.2**	**1,074.3**
(28)	Short-term borrowings	239.8	252.6
(29)	Financial liabilities for preferential and prededuction claims		11.1
(30)	Trade payables	494.3	498.3
(29)	Trade payables with preferential or prededuction status		69.4
(31)	Other current liabilities	195.1	206.7
(29)	Other payables with preferential or prededuction status		8.8
(32)	Income taxes payable	38.0	27.4
(33)	**Liabilities directly attributable to discontinuing operations**		**47.8**
	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	3,889.0	4,148.7

Consolidated Income Statement

Note ref.	*(in millions of euros)*	*First half 2006*	*First half 2005*
(34)	**REVENUES**	**1,982.0**	
	Sales revenues	1,967.2	
	Other revenues	14.8	
(35)	Cost of sales	(1,412.4)	
(35)	Distributions costs	(371.3)	
(35)	Administrative expenses	(87.5)	(0.4)
	Other (income) expense:		
(36)	- Legal fees paid in actions for damages and actions to void	(25.3)	
(37)	- Restructuring costs	(7.2)	
(38)	- Miscellaneous income and expense	(1.5)	
	EBIT	**76.8**	**(0.4)**
(39)	Financial income	16.7	
(39)	Financial expense	(54.3)	(0.1)
(40)	Interest in the profit (loss) of companies valued by the equity method	1.3	
	PROFIT (LOSS) BEFORE TAXES	**40.5**	**(0.5)**
(41)	Income taxes	(24.1)	
	PROFIT (LOSS) FROM CONTINUING OPERATIONS	**16.4**	**(0.5)**
(42)	Profit (Loss) from discontinuing operations	0.6	
	PROFIT (LOSS) FOR THE YEAR	**17.0**	**(0.5)**
	Minority interest in (profit) loss	(2.9)	
	Group interest in profit (loss)	14.1	

Continuing Operations:

Basic earnings per share	**0.0087**
Diluted earnings per share	**0.0084**

Consolidated Cash Flow Statement

(in millions of euros)	First half 2006	First half 2005
OPERATING ACTIVITIES		
Profit (Loss) from continuing operations	16.4	(0.5)
Depreciation, amortization and writedowns	48.9	
Additions to provisions	53.3	
Non-cash (income) charges	(19.0)	
Proceeds from divestitures	(0.2)	
Cash flow from operating result before changes in working capital	**99.4**	**(0.5)**
Change in net working capital:		
Net working capital	(27.5)	(1.6)
Payment of preferential and prededuction trade payables	(53.6)	
Total change in net working capital	**(81.1)**	**(1.6)**
Other assets	(13.3)	(4.2)
Other liabilities and provisions	(25.8)	
Payment of other preferential and prededuction liabilities	(8.8)	
Total change in net working capital and provisions	**(129.0)**	**(5.8)**
CASH FLOWS FROM OPERATING ACTIVITIES	**(29.6)***	**(6.3)**
INVESTING ACTIVITIES		
Capital investments in:		
- Intangibles	(1.1)	
- Property, plant and equipment	(35.0)	
- Non-current financial assets	(90.8)	
Disposals of:		
- Intangibles	15.2	
- Property, plant and equipment	4.0	
- Non-current financial assets	8.2	
Cash in related to City Bank and tax ruling	16.4	
Discontinuing operations net of applicable liabilities	139.7	
CASH FLOWS FROM INVESTING ACTIVITIES	**56.6**	
FINANCING ACTIVITIES		
New loans and finance leases	15.3	
Repayment of current and non-current installments of loans and finance leases	(88.7)	
Net change in current bank debt	(3.9)	
Net change in loans payable to Group companies	1.9	6.7
Change in "Other financial assets" maturing more than three months after their date of purchase	(4.9)	
Change in shareholders' equity	2.8	0.1
CASH FLOWS FROM FINANCING ACTIVITIES	**(77.5)**	**6.8**
INCREASE (DECREASE) IN CASH FLOWS FOR THE FIRST HALF OF 2006	**(50.5)**	**0.5**
CASH AND CASH EQUIVALENTS AT JANUARY 1	**502.7**	**0.1**
Increase (Decrease) in cash and cash equivalents in the first half of 2006	**(50.5)**	**0.5**
Impact of the translation of liquid assets denominated in foreign currencies	**(8.4)**	
CASH AND CASH EQUIVALENTS AT JUNE 30	**443.8**	**0.6**

*Reflects payments of 26.7 million euros for income taxes and 25.8 million euros for net interest expense.

Statement of Changes in Shareholders' Equity

(in millions of euros)		Reserves converted into share capital		Other reserves							
	Share capital	**For creditor challenges**	**For late-filing creditors**	**Reserve for currency translation differences**	**Exercise of warrants**	**Reserve for Cash Flow Hedge**	**Miscella-neous reserves**	**Profit (Loss) for the period**	**Group Int. in share-holders' equity**	**Minority Int. in share-holders' equity**	**Total share-holders' equity**
Balance at December 31, 2004	**0.1**								**0.1**		**0.1**
Profit (Loss) for the period								(0.5)	(0.5)		(0.5)
Balance at June 30, 2005	**0.1**							**(0.5)**	**(0.4)**		**(0.4)**
Contribution to cover losses							1.0		1.0		1.0
Share capital increase as per Composition with Creditors	1,600.8								1,600.8	53.7	1,654.5
Challenges to list of liabilities		193.8							193.8		193.8
Late-filing creditors			54.6						54.6		54.6
Settlements of disputed items	15.0	(2.5)	(12.5)								
Share-listing costs							(12.7)		(12.7)		(12.7)
Acceptance of unsecured status by creditors with preferential or prededuction claims	3.6								3.6		3.6
Exercise of warrants	0.4				0.2				0.6		0.6
Difference from the translation of financial statements in foreign currencies				6.6					6.6	0.3	6.9
Dividends										(0.4)	(0.4)
Writedown of goodwill attributable to minority shareholders										(25.5)	(25.5)
Profit (Loss) for the period								0.2	0.2	1.5	1.7
Balance at December 31, 2005	**1,619.9**	**191.3**	**42.1**	**6.6**	**0.2**	**0.0**	**(11.7)**	**(0.3)**	**1,848.1**	**29.6**	**1,877.7**
Settlements of disputed items	7.8	(7.8)									
Acceptance of unsecured status by creditors with preferential or prededuction claims	7.6								7.6		7.6
Share capital increase from reversals of provisions	3.8								3.8		3.8
Exercise of warrants	1.0				(0.2)				0.8		0.8
Appropriation of the 2005 result							(0.3)	0.3			
Difference from the translation of financial statements in foreign currencies				(41.9)					(41.9)	(1.0)	(42.9)
Change in fair value of derivatives						0.7			0.7		0.7
Dividends										(2.5)	(2.5)
Sale of equity interests to outsiders										3.8	3.8
Profit (Loss) for the period								14.1	14.1	2.9	17.0
Balance at June 30, 2006	**1,640.1**	**183.5**	**42.1**	**(35.3)**	**0.0**	**0.7**	**(12.0)**	**14.1**	**1,833.2**	**32.8**	**1,866.0**

Notes to the Consolidated Financial Statements

The condensed consolidated interim financial report for the six months ended June 30, 2006 includes a balance sheet, an income statement, a cash flow statement, a statement of changes in shareholders' equity and the accompanying notes. It was prepared in accordance with art. 81 of Consob Regulation no. 11971 dated May 14, 1999 and subs. and the IAS 34 "Interim Reporting". The consolidated condensed interim financial report at June 30, 2006 has been the subject of a limited audit.

The consolidated condensed interim financial report was prepared using the same valuation criteria adopted to prepare the Annual Report at December 31, 2005; therefore it must be read together with that report. The consolidated condensed interim financial report complies with the IAS 34 "Interim Reporting" which provides criteria for the preparation of interim financial reports.

The consolidated condensed interim financial report for the six months ended June 30, 2006 are denominated in euros, which is the reporting currency of Parmalat S.p.A., the Group's Parent Company. In view of the amounts involved, the financial statement data listed in these notes are in millions of euros, except as noted.

Scope of Consolidation

The equity investments transferred to Parmalat S.p.A. in implementation of the Proposal of Composition with Creditors are listed in the schedules provided in the Annex. The guidelines followed in consolidating these equity investments are reviewed below. The scope of consolidation at June 30, 2006 includes the balance sheet and income statement of the Group's Parent Company and those of Italian and foreign companies in which the Parent Company holds, either directly or indirectly, an interest equal to more than 50% of the voting shares. Control also exists when the Group's Parent Company holds 50% or less of the votes that may be exercised at a Shareholders' Meeting if:

- It controls more than 50% of the voting rights by virtue of an agreement with other investors;
- It has the power to determine the financial and operating policies of the investee company pursuant to a clause in the Bylaws of the investee company or a contract;
- It has the power to appoint or remove a majority of the members of the Board of Directors or equivalent corporate governance body and said Board or body controls the investee company;
- It has the power to exercise a majority of the votes at meetings of the Board of Directors or equivalent corporate governance body.

Because the Group's Parent Company no longer has the power to determine their financial and operating policies and benefit from their operations, the following companies are no longer consolidated line by line.

- Companies in which the Parent Company holds, either directly or indirectly, an interest equal to more than 50% of the voting shares but are now parties to separate bankruptcy proceedings under local laws and their subsidiaries. These companies include:
    - Companies that have become eligible for extraordinary administration proceedings: Boschi Luigi & Figli S.p.a. in A.S. (Italy) and its subsidiaries F.I.T. Fomento, Industria do Tomate Sa (Portugal) and Italagro Sa (Portugal); Parmalat Molkerei Gmbh in A.S. (Germany); Deutsche Parmalat Gmbh in A.S. (Germany) and F.lli Strini Costruzioni Meccaniche S.r.l. in A.S. (Italy). The Extraordinary Commissioner has developed or is in the process of developing a separate program to restructure or sell these companies, as allowed under the Marzano Law; to this regard it is important to point out that on July 27, 2006, the composition with creditors of Boschi Luigi & Figli S.p.A. has been approved; as a result thereof, the company is no longer considered insolvent and will be re-included in the Group's scope of consolidation as the control limitations will cease
    - The Brazilian companies that are parties to local composition with creditors proceedings (*recuperaçao judicial*) and their subsidiaries. A program to restructure these companies has been submitted to their creditors for approval. The Brazilian companies are: Gelateria

Parmalat Ltda, ITC – Comercio Internacional Do Brasil Ltda, Parmalat Administracao e Participacoes do Brasil Ltda, Seib Sociedade Export e Import De Bens Ltda, PEAPAR Emprendimentos e Administraçao Ltda. (new name of Parmalat Emprendimentos e Administracao Ltda), PPL Participações Ltda. (new name of Parmalat Participacoes do Brasil Ltda.). As of June 8, 2006, upon the completion of the *recuperaçao judicial* proceedings, the Parmalat Group no longer owns Parmalat Brasil Industria de Alimentos Sa and Batavia Sa.

  - British companies that are parties that have filed under the Companies Creditors Arrangement Act. These companies and their subsidiaries are under the control of a local trustee and are the subject of separate proceedings. They are: Parmalat Food Holdings UK Limited, Ault Food (UK) Limited, Parmalat Dairies (UK) Limited and Parmalat Food Imports (UK) Limited.
  - Other smaller companies that were forced to file for bankruptcy protection under local laws as a result of the financial collapse of the Parmalat Finanziaria Group. They are: 9161-5849 Quebec Inc. (form. Eaux Vives Harricana Inc.) and 9161-5286 Quebec Inc. (form. Les Sources Perigny Inc.) (Canada), 41902 Delaware Inc. (form. EVH USA Inc.) (USA), Parmalat Chile (Chile), Parmalat France SA (France), Societè Fromagere D'Athis SA (France) and Swojas Energy Foods Limited (India).

These companies have been included in the list of the Group's equity investments because the Group owns their capital stock. However, at present, there is no expectation of a full or partial recovery of the investments in these companies upon completion of the individual bankruptcy proceedings. There is also no expectation that Parmalat S.p.A. will incur any liability in connection with these investments and there is no commitment or desire on the Company's part to cover the negative equity of these companies.

- Companies earmarked for sale or liquidation in the best available manner. These companies are Wishaw Trading Sa (Uruguay) and Parmalat Paraguay Sa (Paraguay). It is unlikely that the Group will incur any liability in connection with these investments and there is no commitment or desire on the Group's part to cover the negative equity of these companies. At January 1, 2004, Wishaw Trading SA had liabilities that amounted to 338.3 million euros. Unsecured claims amounting to 47.4 million euros have been verified and claims totaling 253.6 million euros have been excluded, but creditors have challenged these exclusions. Parmalat S.p.A. believes that it is probable that some of these challenges will be upheld. Net of the claim reduction, these claims could total 17.6 million euros and the Company has added this amount to its Reserve for contested liabilities convertible exclusively into share capital. Based on information provided by counsel, Parmalat S.p.A. has learned that, in accordance with current Uruguayan law, the shareholders of a local limited liability company may be held personally responsible under certain conditions. More specifically, the principle of limited liability can be overridden when a company has been used (i) fraudulently to circumvent a law, (ii) to violate public order, (iii) fraudulently to injure the rights of shareholders or outsiders. While it is possible that the conduct of the previous management could result in an extension of liability to other companies of the Parmalat Group, Parmalat S.p.A. — in view of the provisions of Article 4-*bis*, Section 10 of the Marzano Law, which reaffirms the general principle set forth in Article 135 of the Bankruptcy Law that an approved composition with creditors is binding on all creditors with claims that predate the start of the composition with creditors proceedings and is also binding on all creditors who did not file for claim verification — believes that even if the existence and amount of any claims against it that are related to Wishaw Trading SA should ever be verified, the creditors would be unsecured creditors with claims the title and/or cause of which predates the start of the extraordinary administration proceedings for the companies that are parties to the Proposal of Composition with Creditors and, consequently, would only be entitled to receive shares and warrants of Parmalat S.p.A. based on an amount decreased by the claim reduction, in accordance with Section 7.8 of the Proposal of Composition with Creditors.

- Companies in which the Parent Company holds, either directly or indirectly, an interest equal to more than 50% of the voting shares that are in voluntary liquidation and their subsidiaries. These companies, which are not large in size and operate in several countries, are:
  - PT Parmalat Indonesia (Indonesia);
  - Giglio S.p.A. (Italy);

- Saral Srl (Italy);
- Lucana Club Pallavolo Femminile S.r.l. (Italy);
- P.V.F. Matera Club S.r.l. (Italy);
- Gelateria Parmalat Srl (Italy);
- Ce.Di Spezia S.r.l. (Italy);
- Margherita Yogurt S.r.l. (Italy);
- Gelateria Parmalat de Venezuela SA (Venezuela);
- Gelateria Parmalat LTDA (Colombia);
- Gelateria Parmalat Uruguay (Uruguay);
- Gelateria PTY LTD (Australia);
- Beco Fino Activ Hoteleira LDA (Portugal);
- Parmalat International (Switzerland);
- Parmalat Hungaria RT (Hungary);
- Mliekotej sro (Slovakia)
- PDBI Liquidity Management Hungary llc (Hungary).

- Companies in which the Parent Company holds, either directly or indirectly, an interest equal to more than 50% of the voting shares but no longer has the power to determine their financial and operating policies and benefit from their operations and their subsidiaries. These companies, which are not large in size and operate in several countries, are:
  - Airetcal Sa (Uruguay);
  - Parmalat Trading South America (Uruguay);
  - Impianti Sportivi Parma S.r.l. (Italy);
  - Food Consulting Services Ltd (Great Britain);
  - Parmaleche de Costa Rica Sa (Costa Rica);
  - Lacteos Centroamericanos Lactam Sa (Costa Rica);
  - Parmalat del Caribe (Dominican Republic);
  - Lacteos San Miguel Sa (El Salvador);
  - Parmalat Asia Ewp (Thailand);
  - Parmalat (Zhaodong) Dairy Cor. Ltd.

The following entries were made in connection with the companies that are no longer consolidated line by line:

- The carrying value of the investment was written off;
- The receivables owed by these companies to other Group companies were written off except for 15.4 million euros (7.9 million euros due by Deutsche Parmalat Gmbh in AS, 6.2 million euros due by Boschi Luigi and Figli S.p.A. in AS and 1.3 million euros due by other smaller companies);
- A provision for risks was established to reflect indebtedness guaranteed by Group companies;
- The receivables owed to the companies listed above by Group companies continued to be included in the indebtedness of Group companies.

Transactions Between Group Companies and with Related Parties

Transactions between Group companies and between Group companies and related parties are neither atypical or unusual and were carried by the Company in the normal course of business. Currently, the Group executes transactions with the following related parties:

- Companies in which the Group has a majority equity stake but over which it no longer has control and, consequently, have been excluded from the scope of consolidation as explained in the Scope of Consolidation section of this Report.

A breakdown of receivables and payables by type is provided below:

(in millions of euros)		6/30/06					
Company	**Country**	**Trade receiv-ables***	**Financial receiv-ables***	**Other receiv-ables***	**Trade payables**	**Financial payables**	**Other payables**
Airetcal sa	Uruguay		4.0				
Boschi Luigi & Figli S.p.A. in EA	Italy	6.6	3.5		5.9		
Deutsche Parmalat Gmbh in EA	Germany	8.8	0.7		11.4		
Fratelli Strini Costr. Mecc. Srl in A.S.	Italy	1.4					
Gelateria Parmalat de Venezuela	Venezuela	1.3	0.3	0.2			
Gelateria Parmalat Italia in liq.	Italy		1.2	0.3			
Impianti Sportivi Srl	Italy		3.8				
Lacteos Americanos – Lactam sa	Costa Rica	1.8					
Parmalat Chile	Chile		3.9				
Parmalat Food Holdings	UK		6.0				
Parmalat Hungaria RT	Hungary		1.6		0.1		
Parmalat Molkerei Gmbh in EA	Germany	1.6	1.6		0.8		
Parmalat Paraguay sa	Paraguay	0.1	1.4				
PPL Participacoes Ltda	Brazil		17.4			3.0	
Saral srl in liq.	Italy		1.4				
Wishaw Trading sa	Uruguay		39.3			2.4	
Sundry items (less than 1 million)		2.5	1.5		0.7		
Total		**24.1**	**87.6**	**0.5**	**18.9**	**5.4**	

* Before allowance for doubtful accounts.

(in millions of euros)		12/31/05					
Company	**Country**	**Trade receiv-ables***	**Financial receiv-ables***	**Other receiv-ables***	**Trade payables**	**Financial payables**	**Other payables**
9161-5849 Quebec inc	Canada		8.4				
Airetcal sa	Uruguay		4.3				
Boschi Luigi & Figli Spa in A.S.	Italy	3.5	3.5		2.8		
Deutsche Parmalat Gmbh in A.S.	Germany	6.6	0.7		9.2		
F.lli Strini Costr. Mecc.S.r.l. in A.S.	Italy	1.4			0.3		
Gelateria Parmalat de Venezuela	Venezuela	1.4	0.5				
Gelateria Parmalat Srl in liq.	Italy		1.3	0.3			
Impianti Sportivi Parma S.r.l.	Italy		3.7				
Lacteos Centroam. Lactam sa	Costa Rica	1.7					
Parmalat Brasil Ind. de Alim. Sa	Brazil		4.9		0.1	0.1	
Parmalat Chile	Chile		3.9				
Parmalat Food Holdings Limited	UK		6.1				
Parmalat Hungaria RT	Hungary		1.6		0.1		
Parmalat Molkerei Gmbh in A.S.	Germany	1.7	1.6		1.1		
Parmalat Paraguay sa	Paraguay	0.1	1.5				
PPL Particip. Do Brasil Ltda	Brazil		18.7			3.4	
Saral srl in liq.	Italy		1.4				
Wishaw Trading sa	Uruguay		42.3				
Sundry items (less than 1 million)		3.1	0.8		0.6	0.1	
Total		**19.5**	**105.2**	**0.3**	**14.2**	**3.6**	**0.0**

* Before allowance for doubtful accounts.

The table below provides a breakdown of revenues and expenses by type and shows the writedowns of receivables booked during the first half of 2006:

(in millions of euros)		First half 2006				
Company	**Country**	**Sales revenues and other revenues**	**Net profit from discontinuing operations**	**Financial income**	**Cost of materials and services used**	**Writedowns of receivables**
Boschi Luigi & Figli Spa in A.S.	Italy	8.7			10.8	
Deutsche Parmalat Gmbh in A.S.	Germany		2.2		4.0	
Impianti Sportivi S.r.l.	Italy			0.1		0.1
Parmalat Molkerei Gmbh in A.S.	Germany				6.0	
Sundry items					0.1	
Total		**8.7**	**2.2**	**0.1**	**20.9**	**0.1**

- Companies that are included in the investment portfolio of Parmalat Finanziaria S.p.A. in A.S and Parmalat S.p.A. in A.S.

A breakdown of receivables and payables by type is provided below:

(in millions of euros)		6/30/06					
Company	**Country**	**Trade receiv-ables***	**Financial receiv-ables***	**Other receiv-ables***	**Trade payables**	**Financial payables**	**Other payables**
Eliair Srl in A.S.	Italy		4.6	0.3			
Emmegi Agroindustriale srl in A.S.	Italy	13.7	36.8	8.5	0.2		
Parma A.C. S.p.A. in A.S.	Italy		60.4				
Parmalat Capital Finance Ltd	Cayman		3,467.3**			9.5	
Bonlat Financing Corporation	Cayman		1,132.4**			2.0	
Parmalat S.p.A. in A.S.	Italy			4.8			
Sundry items (less than 1 million)			0.1	0.2			
Total		**13.7**	**4,701.6**	**13.8**	**0.2**	**11.5**	**0.0**

* Before allowance for doubtful accounts. ** Amounts written off.

(in millions of euros)		12/31/05					
Company	**Country**	**Trade receiv-ables***	**Financial receiv-ables***	**Other receiv-ables***	**Trade payables**	**Financial payables**	**Other payables**
Eliair Srl in A.S.	Italy		4.6	0.3			
Emmegi Agroindustriale srl in A.S.	Italy	13.7	36.8	8.5	0.5		
Parma A.C. S.p.A. in A.S.	Italy		60.4				
Parmalat Capital Finance Ltd	Cayman		3,468.9**			10.0	
Bonlat Financing Corporation	Cayman		1,127.6**			8.8	
Parmalat S.p.A. in A.S.	Italy			5.5			
Sundry items (less than 1 million)			0.1	0.2			
Total		**13.7**	**4,698.4**	**14.5**	**0.5**	**18.8**	**0.0**

* Before allowance for doubtful accounts. ** Amounts written off.

The table below provides a breakdown of revenues and expenses by type and shows the writedowns of receivables booked during the first half of 2006:

(in millions of euros)		First half 2006			
Company	**Country**	**Sales revenues and other revenues**	**Financial income**	**Cost of materials and services used**	**Writedowns of receivables**
Parmalat S.p.A. in A.S.	Italy			0.6	
Total				**0.6**	

While not required to do so pursuant to law, the Group discloses that, considering who will be the shareholders of Parmalat S.p.A. following the approval of the Composition with Creditors, the Group engages in commercial and financial transactions with numerous former creditors of its member companies.

The transactions executed with these counterparties are neither atypical or unusual and are carried out by the Company in the normal course of business.

These transactions are executed on market terms, i.e., on terms that would have been agreed to by independent parties, and were carried out in the interest of the Group headed by Parmalat S.p.A.
Lastly, the Group has filed a series of legal actions against former creditors of companies under extraordinary administration. These lawsuits are discussed in detail in the section of the Report on Operations entitled Legal Disputes and Contingent Liabilities at June 30, 2006.

Percentual impact of transactions with related parties

(in millions of euros)	**Consolidated Assets**	**Consolidated Liabilities**	**Net Financial Debt**	**Sales revenues and other revenues**	**Net profit from discontinuing operations**	**Cost of materials and services used**
Consolidated total	3,889.0	2,023.0	311.5	1,982.0	7.9	1,412.4
Of which with related parties	15.4	24.2	5.4	8.7	2.2	20.9
Percentage	*0.40%*	*1.20%*	*1.73%*	*0.44%*	*27.85%*	*1.48%*

Notes to the Balance Sheet – Assets

Non-current Assets

(1) Goodwill

Goodwill amounted to 641.7 million euros. The changes that occurred in the first half of 2006 are listed below:

(in millions of euros)	Goodwill
Balance at 12/31/05 (A)	**713.6**
Changes in the first half of 2006:	
- Additions	
- Disposals (-)	
- Writedowns (-)	(1.8)
- Allocation (-)	(24.9)
- Decreases (-)	(30.3)
- Other changes	0.4
- Currency translation differences	(15.3)
Total changes (B)	**(71.9)**
Balance at 6/30/06 (A+B)	**641.7**

The writedown of 1.8 million euros refers entirely to the goodwill allocated to an Australian subsidiary.

The allocation of 24.9 million euros represents an updating of amounts recognized on a preliminary basis at the time of acquisition. It refers to the higher values attributed to the Cheestrings and Ficello trademarks (17.1 million euros), to an Australian joint venture (6.9 million euros) and to other intangibles (0.9 million euros).

The main components of decreases totaling 30.3 million euros are the reversal of tax-related provisions for risks set aside by the Group's African companies and the reinstatement of receivables by the Group's Parent Company upon collection of the receivables in questions. These changes caused the goodwill recognized at the time of acquisition to be adjusted downward by a corresponding amount.

Other changes of 0.4 million euros reflect a reclassification to "Other non-current financial assets."

A breakdown of goodwill is as follows:

(in millions of euros)	**6/30/06**
Parmalat S.p.A.	304.5
Parmalat Dairy & Bakery inc.	128.7
Parmalat Australia ltd	73.1
Centrale del Latte di Roma S.p.A.	45.4
Parmalat Portugal Produtos Alimentares Ltda	34.2
Parmalat South Africa pty ltd	24.0
Latte Sole S.p.A.	17.5
Other smaller companies	14.3
Total	**641.7**

(2) Trademarks with an Undefined Useful Life

Trademarks with an undefined useful life totaled 760.5 million euros. A breakdown is as follows:

(in millions of euros)	
Parmalat	181.7
Beatrice (Canada)	83.5
Lactantia (Canada)	68.9
Santal	56.4
Berna (Italy)	42.3
Pauls (Australia)	40.8
Centrale del Latte di Roma (Italy)	34.8
Black Diamond (Canada)	31.2
Clesa (Spain)	26.0
Astro (Canada)	23.1
Cacaolat (Spain)	22.4
Chef (Italy)	16.2
Bonnita (South Africa)	15.4
Sundry trademarks	117.8
Total	**760.5**

The following changes occurred in the first half of 2006:

(in millions of euros)	
Balance at 12/31/05 (A)	**798.6**
Changes in the first half of 2006:	
- Additions	
- Disposals (-)	(15.0)
- Writedowns (-)	
- Allocation of goodwill	17.1
- Decreases	(10.1)
- Other changes	
- Currency translation differences	(30.1)
Total changes (B)	**(38.1)**
Balance at 6/30/06 (A+B)	**760.5**

Disposals of 15 million euros reflect the sale of the right to use the Cheestrings and Ficello trademarks (except for Canada, the United States, Australia and South Africa) to Kerry Group Services International Limited and Kerry Group Services Limited.

The allocation of 17.1 million euros reflects the higher value assigned to the Cheestrings and Ficello trademarks upon the sale of these assets.

Decreases of 10.1 million euros represent mainly an updating of the amount allocated to the Clesa affiliate at the time of acquisition.

(3) Other Intangibles

Other intangibles of 49.3 million euros includes capitalized costs that are expected to produce benefits over several years incurred by Parmalat S.p.A. and its subsidiaries.

The following changes occurred in the first half of 2006:

(in millions of euros)	**Trademarks with a finite life**	**Concessions, licenses and similar rights**	**Miscellaneous intangibles**	**Total**
Balance at 12/31/05 (A)	**38.3**	**11.6**	**5.5**	**55.4**
Changes in the first half of 2006:				
- Additions		0.8	0.3	1.1
- Disposals (-)				
- Writedowns (-)				
- Amortization (-)	(3.5)	(2.7)	(0.3)	(6.5)
- Other changes				
- Currency translation differences	(0.2)	(0.1)	(0.4)	(0.7)
Total changes (B)	**(3.7)**	**(2.0)**	**(0.4)**	**(6.1)**
Balance at 6/30/06 (A+B)	**34.6**	**9.6**	**5.1**	**49.3**

Other intangibles includes licenses for software and Italian trademarks (Monza, Solac, Optimus, Stella, Jeunesse, Torvis, Pascolat and Dolomiti) and foreign trademarks (Vaalia and Biely Gorod) retained in the final restructuring of the Group's commercial operations.

(4) Property, Plant and Equipment

Property, plant and equipment totaled 652.3 million euros, broken down as follows:

(in millions of euros)	Land	Buildings	Plant and machinery	Industrial equip-ment	Other assets	Construc-tion in progress	Total
Balance at 12/31/05 (A)	**120.2**	**255.3**	**258.7**	**10.8**	**34.9**	**18.4**	**698.3**
Changes in the first half of 2006:							
- Allocation of goodwill		0.9					0.9
- Additions	0.2	1.4	13.4	0.8	5.3	13.9	35.0
- Writedowns (-)	(0.1)	(0.5)					(0.6)
- Disposals (-)	(0.3)	(0.4)	(2.3)	(0.1)	(0.6)	(0.3)	(4.0)
- Depreciation (-)		(7.6)	(24.6)	(1.5)	(6.3)		(40.0)
- Currency translation differences	(4.1)	(8.7)	(13.1)	(0.2)	(2.4)	(2.1)	(30.6)
- Other changes	(0.4)	(3.0)	3.6	(0.1)	1.7	(8.5)	(6.7)
Total changes (B)	**(4.7)**	**(17.9)**	**(23.0)**	**(1.1)**	**(2.3)**	**3.0**	**(46.0)**
Balance at 12/31/05 (A+B)	**115.5**	**237.4**	**235.7**	**9.7**	**32.6**	**21.4**	**652.3**
- Provision for writedowns at 6/30/06		(6.0)	(4.1)				(10.1)
- Accumulated depreciation at 6/30/06		(84.6)	(496.0)	(14.0)	(95.3)		(689.9)

Information about the Group's investments in intangibles and property, plant and equipment is provided in the "Capital Expenditures" section of the Report on Operations.
Other changes of 6.7 million euros refer mainly to the reclassification to discontinued operations of the Machiques and Barquisimeto factories (4.1 million euros) and of a building in Rome (2.3 million euros).

A breakdown of property, plant and equipment acquired under finance leases totaling 18.3 million euros is as follows:

- 3.6 million euros for buildings;
- 8.5 million euros for plant and machinery;
- 6.2 million euros for other assets.

(5) Investments in Associates

The net carrying amount of the Group's investments in associates totaled 4.0 million euros. The table below shows the changes that occurred in the first half of 2006:

(in millions of euros)	**Investments valued**		**Total**
	by the equity method (affiliated companies)	**at cost**	
Balance at 12/31/05 (A)	**19.9**	**3.5**	**23.4**
Changes in the first half of 2006:			
- Allocation of goodwill	9.6		9.6
- Group interest in profit (loss)	1.3		1.3
- Dividend distributions	(1.2)		(1.2)
- Writedowns (-)			
- Currency translation differences	(1.1)		(1.1)
- Other changes	(28.0)		(28.0)
Total changes (B)	**(19.4)**	**0.0**	**(19.4)**
Balance at 6/30/06 (A+B)	**0.5**	**3.5**	**4.0**

The allocation of 9.6 million euros to "Investments valued by the equity method (affiliated companies)" reflect the higher market value attributed to an Australian joint venture upon the exercise of the right to buy a 50% interest by Norco Co-operative Limited, the Group's partner in this joint venture.

Other changes of 28 million euros refers to the reclassification to "Discontinuing operations" of the investment in the abovementioned Australian joint venture.

(6) Other Non-current Financial Assets

The net carrying amount of "Other non-current financial assets" was 66.2 million euros. The table below shows the changes that occurred in the first half of 2006:

(in millions of euros)	**Receivables owed by**		**Other securities**	**Total**
	investee companies (a)	**others**		
Balance at 12/31/05 (A)	**8.7**	**6.5**	**1.2**	**16.4**
Changes in the first half of 2006:				
- Increases		59.4		59.4
- Writedowns (-)	(0.1)			(0.1)
- Decreases (-)	(8.0)	(0.2)		(8.2)
- Currency translation differences	(0.2)		(0.1)	(0.3)
- Other changes		(0.6)	(0.4)	(1.0)
Total changes (B)	**(8.3)**	**58.6**	**(0.5)**	**49.8**
Balance at 6/30/06 (A+B)	**0.4**	**65.1**	**0.7**	**66.2**

(a) Companies the share capital of which is owned by the Group but are not under the Group's control.

The main components of the overall change of 49.8 million euros are: the present value of a receivable owed by Alqlunia 13 S.L. in connection with the sale of a building in Madrid (57.9 million euros), which is due in

January 2009, and advances provided to outsiders (1.5 million euros), offset in part by the collection of 8 million euros in receivables owed by a company that is currently a party to composition with creditors proceedings.

"Receivables owed by investee companies" of 0.4 million euros corresponds to the net receivables payable to Parmalat S.p.A. by Parmalat Paraguay

The main components of receivables owed by others of 65.1 million euros are:

- The present value of a receivable generated by the sale of a building in Madrid (57.9 million euros);
- Advances provided to outsiders (2.2 million euros);
- Security deposits (2.1 million euros);
- Guarantee deposits (1.1 million euros);
- Tax prepayments on employee severance benefits (0.2 million euros).

"Other securities" of 0.7 million euros refers mainly to securities belonging to a Canadian subsidiary that have been earmarked to benefit milk research programs.

(7) Deferred-tax Assets

"Deferred-tax assets" of 32.9 million euros are shown net of offsettable deferred-tax liabilities. The changes that occurred in the first half of 2006 are shown below:

(in millions of euros)	
Balance at 12/31/05 (A)	**40.9**
Changes in the first half of 2006:	
- Increases	2.5
- Utilizations (-)	(0.1)
- Other changes	(10.4)
Total changes (B)	**(8.0)**
Balance at 6/30/06 (A+B)	**32.9**

Increases of 2.5 million euros reflect mainly the recognition by an Australian subsidiary of a tax loss carryforward that was classified as non-recoverable at the time of acquisition.

Other changes of 10.4 million euros refer to the offsetting of deferred-tax assets and liabilities. The offsetting has been made between deferred taxes imposed by the same fiscal authority to the same taxable entity who has the right to offset the amounts and intends to exercise that right.

"Deferred-tax assets" corresponds to the expected benefit of a reduction in tax liability that temporary differences between the values assigned to assets and liabilities for reporting and tax purposes are expected to generate in the future. The main sources of these temporary difference are listed below:

(in millions of euros)	
Personnel related provisions	8.2
Provision for ITX-related damages and inventory writedown	3.5
Provisions for staff restructuring	3.1
Maintenance expense	2.4
Recoverable tax losses	5.6
Provision for prize contests	1.8
Provision for disputes with former Group companies	1.6
Depreciation of plant and equipment	1.1
Amortization of trademarks with a finite useful life	0.9
Writedown of land	0.9
Writedown of doubtful accounts	0.8
Sundry items	3.0
Total	**32.9**

At June 30, 2006, the Group had 250 million euros in operation-related loss carryforward that had not resulted in the recognition of "Deferred-tax assets." These losses were incurred mainly by companies in Australia, Italy and Spain.

Current Assets

(8) Inventories

"Inventories" totaled 372.6 million euros, or 37 million euros more than at December 31, 2005. The impact of seasonal factors on the sales of a Canadian subsidiary, which is required to build up its inventory in anticipation of higher sales in the second half of the year, is the main reason for this increase.

(in millions of euros)	**6/30/06**	**12/31/05**
Raw materials, auxiliaries and supplies	105.3	100.2
Work in progress and semifinished goods	2.6	1.9
Contract work in process	6.9	8.0
Finished goods and merchandise	264.7	233.2
Advances	0.8	1.5
Provision for inventory writedowns	(7.7)	(9.2)
Total inventories	**372.6**	**335.6**

(9) Trade Receivables

"Trade receivables" totaled 509.1 million euros , or 37 million euros less than at December 31, 2005:

(in millions of euros)	**6/30/06**	**12/31/05**
Trade receivables:		
- owed by customers	494.1	536.4
- owed by investee companies (a)	15.0	9.7
Total trade receivables	**509.1**	**546.1**

(a) Companies the share capital of which is owned by the Group but are not under the Group's control.

The amount of 494.1 million euros shown for "Trade receivables owed by customers" is net of an "Allowance for doubtful accounts" amounting to 173.4 million euros.
The decrease of 42.3 million euros is attributable mainly to Parmalat S.p.A. (21.2 million euros), which succeeded in settling some of its disputed receivables and was able to reduce by five days the turnover of its receivables. The following items accounted for an additional 17.6 million euros:

- A decrease of 8 million euros reported by a Canadian subsidiary due to the loss in value of the Canadian dollar and a change in the timing of sales and related collections;
- A decrease of 7 million euros recorded by a South African subsidiary, due mainly to the loss in value of the rand versus the euro);
- A decrease of 2.6 million euros reported by an Italian subsidiary thanks to an improvement in collections from mass retailers and the settlement of a receivable owed by Newlat, with prior-period items being offset against current liabilities.

"Receivables owed by investee companies" refers to receivables (net of the allowance for doubtful accounts) owed to Parmalat S.p.A. by Deutsche Parmalat GMBH in AS, Boschi Luigi & Figli S.p.A. in AS and Ce.Di. Spezia Srl in liquidation.

(10) Other Current Assets

"Other current assets" amounted to 309.9 million euros, or 43 million euros more than at December 31, 2005.

(in millions of euros)	**6/30/06**	**12/31/05**
Amount receivable from the tax authorities for VAT	124.3	119.0
Amount receivable from the tax authorities for estimated tax payments	48.5	37.9
Dividend tax credits	38.2	38.2
Other amounts receivable from the tax authorities	11.4	9.8
Sundry receivables	56.9	33.4
Contested claims	15.5	15.5
Accrued income and prepaid expenses	15.2	13.1
Total	**310.0**	**266.9**

The current portion of the receivable owed by Alqlunia 13 S.L. for the sale of a building in Madrid, higher estimated tax payments made as a result of the gain generated by this sale and a rise in the amount by which VAT receivable recorded by Parmalat S.p.A. exceeded collections during the period account for most of the 43-million-euro increase.

A portion of the amount receivable by Parmalat S.p.A. from the tax authorities for VAT (31.9 million euros) has been earmarked to offset an equal liability toward the Italian social security administration (INPS). Prior to the approval of the Proposal of Composition with Creditors, Parmalat S.p.A. in AS and Eurolat S.p.A. in AS provided the INPS with irrevocable powers of attorney to collect on their behalf VAT credits amounting to 22.1 million euros and 5.6 million euros, respectively. In November 2005, Parmalat S.p.A. granted an additional power of attorney for 4.2 million euros.

"Dividend tax credits" of 38.2 million euros refers to dividends collected prior to the start of the extraordinary administration proceedings.

"Sundry receivables" of 56.9 million euros includes 31.3 million euros for the current portion of the amount owed by the buyer of a building in Madrid, while 19.1 million euros refer to a receivable owed by the Ministry of Farming and Forestry Policies for grants for new facilities awarded in accordance with Legislative Decree No. 173 of April 30, 1998 that have not yet been disbursed.

Contested receivables of 15.5 million euros refer to receivables owed by Parmalat S.p.A. to certain subsidiaries that the Italian bankruptcy judges (*Giudici Delegati*) failed to include in the lists of liabilities, a decision that the creditors contested within the statutory deadline.

These receivables were not eliminated in the consolidation process because, if their existence and amount is verified by a final court decision or if the corresponding claims are settled amicably, in accordance with the provisions of the Proposal of Composition with Creditors and as required by Article 2359-*Quinquies* of the Italian Civil Code, pursuant to which subsidiaries may not acquire through subscription shares of their Parent Company, the receivables will be assigned to Fondazione Creditori Parmalat, which will acquire through subscription the corresponding shares and warrants, sell them and transfer the resulting proceeds to the creditor companies.

A breakdown of "Accrued income and prepaid expenses," which totaled 15.2 million euros, is as follows:

(in millions of euros)	**6/30/06**	**12/31/05**
Accrued income:		
- Other accrued income		0.5
Prepaid expenses:		
- Interest	0.1	0.4
- Loan fees	0.9	0.7
- Rent and rentals	0.6	0.8
- Insurance premiums	2.8	1.1
- Sundry prepaid expenses	10.8	9.6
Total accrued income and prepaid expenses	**15.2**	**13.1**

(11) Cash and Cash Equivalents

"Cash and cash equivalents" totaled 443.8 million euros, for a decrease of 58.9 million euros compared with December 31, 2005.

(in millions of euros)	**6/30/06**	**12/31/05**
- Bank and postal accounts	204.8	224.7
- Treasury securities	237.3	276.2
- Cash and securities on hand	1.7	1.8
Total cash	**443.8**	**502.7**

Treasury securities of 237.3 million euros refer to Italian treasury bills bought between March and May 2006 and expiring not later than three months.

Bank and postal accounts of 204.8 million euros represent deposits held at top banking and financial institutions with a high credit rating.

When it sold Bakery USA and three Canadian bakeries, the Group posted a deposit of about 16.2 million Canadian dollars to cover contingent tax, legal and labor liabilities. In July, upon the signing of a new financing agreement, the deposit was reduced to 3.3 million Canadian dollars.

The main reasons for the decrease of 58.9 million euros are:

- A reduction of 29 million euros recorded by a Canadian subsidiary due to the partial repayment of a loan (15.7 million euros) and an increase in inventory (11.4 million euros). A decrease in the value of the Canadian dollar accounts for the difference.
- A decrease of 27.8 million euros reported by Parmalat S.p.A. as a result of the payment of preferential and prededuction claims, offset in part by the cash flow from operations.

(12) Available-for-sale Investments

The balance of 28 million euros refers to the investment in Norco – Pauls Milk Partnership, with regard to which, as a result of a clause triggered by a change of ownership, which occurred upon the transfer to Parmalat S.p.A. of the companies under extraordinary administration, the Group's joint venture partner exercised the right to purchase the 50% it did not own. The market value of this investment was 47 million Australian dollars.

(13) Current Financial Assets

At 7 million euros, "Current financial assets" were 4.9 million euros more than at December 31, 2005. A sharp increase in Venezuelan imports of condensed milk and fruit concentrate is the reason for this increase.

The main components of this item are portfolios of securities that guarantee letters of credit established in connection with imports of the abovementioned products.

(14) Discontinuing Operations

"Available-for-sale assets" of 11.6 million euros include the following:

- 4.1 million euros for the Machiques and Barquisimeto factories in Venezuela. During the first half of 2006, the Group signed a preliminary contract to sell these assets to the Venezuelan Ministry of Industry and Commerce and to the Chairman of Corpozulia.
- 2.9 million euros for assets belonging to a division of Parmalat S.p.A. that distributes tomato-based products (2.7 million euros for finished goods and 0.2 million euros for raw materials).
- 2.3 million euros for a building in Rome. During the first half of 2006, the Group signed a preliminary contract to sell this property and received an advance of 1.2 million euros.
- 2.3 million euros for a minority interest in an Australian company. During the first half of 2006, the Group received an advance of 3.8 million Australian dollars as consideration for the sale of trademarks, land and buildings owned by the investee company.

The sale of a building in Madrid accounts for most of the change compared with December 31, 2005.

Notes to the Balance Sheet — Shareholders' Equity

At June 30, 2006, the Group's interest in shareholders' equity amounted to 1,833.2 million euros.

(15) Share Capital
The Company's share capital, which amounts to 1,640,056,935 euros, corresponds to: (i) the amount of unsecured claims verified by the *Giudici Delegati*, which, as decreased by the claim reduction process, is equal to 1,544,586,541 euros (the amount shown on the list of claims that became enforceable upon being deposited on December 16, 2004 is different due to the correction of material errors by the Court of Parma); (ii) the amount, as of June 30, 2006, of prededuction and preferential claims the holders of which have waived their prededuction or preferential status, opting instead to be classified as unsecured creditors, which, as decreased by the claim reduction process, totals 65,720,069 euros; (iii) the amount of the claims of late-filing creditors and/or of creditors who challenged successfully the exclusion of their claims (charged against reserves established for this purpose, which totals 28,204,543 euros; (iv) the amount generated by the conversion of warrants, which totals 1,425,872 euros; and (v) the Assumptor's initial capital, which amounts to 120,000 euros.

Moreover, on March 1, 2005, the Extraordinary Shareholders' Meeting, having been informed of the favorable opinion of the Board of Statutory Auditors, approved resolutions agreeing to:

a) carry out divisible capital increases:

- o up to a maximum amount of 1,502,374,237 euros by issuing at par up to 1,502,374,237 common shares, par value 1 euro each, ranking for dividends as of January 1, 2005, reserving this increase for the exercise of the preemptive right of the Foundation, the Company's sole shareholder, which will subscribe it on behalf of the eligible creditors, as they appear in the enforceable lists filed with the Office of the Clerk of the Bankruptcy Court of Parma by the *Giudici Delegati* on December 16, 2004; this capital increase shall be paid in at par, upon the satisfaction of the condition precedent that the Court of Parma approve the Composition with Creditors of the companies of the Parmalat Group by offsetting the amounts of the various claims in accordance with the percentages determined under the Composition with Creditors;
- o up to a maximum amount of 38,700,853 euros by issuing at par up to 38,700,853 common shares, par value 1 euro each, ranking for dividends as of January 1, 2005, reserving this increase for the exercise of the preemptive right of the Foundation, the Company's sole shareholder, which will subscribe it at par (offsetting, in accordance with the percentages determined under the Composition with Creditors, the claims acquired by the Foundation and formerly owed to their subsidiaries by companies that are parties to composition with creditors proceedings), upon the satisfaction of the condition precedent that the Court of Parma approve the Composition with Creditors of the companies of the Parmalat Group;

b) carry out a further capital increase that, as an exception to the requirements of Article 2441, Section Six, of the Italian Civil Code, will be issued without requiring additional paid-in capital, will be divisible, will not be subject to the preemptive right of the sole shareholder, will be carried out by the Board of Directors over ten years in multiple installments, each of which will also be divisible, and will be earmarked as follows:

- ▪ up to a maximum amount of 238,892,818 euros by issuing at par up to 238,892,818 common shares, par value 1 euro each, ranking for dividends as of January 1, 2005, allocating to:
  - o unsecured creditors who have challenged the sum of liabilities shares that shall be paid in at par by offsetting the amounts of their claims in accordance with the percentages determined under the Composition with Creditors, once their claims have been effectively verified as a result of a court decision that has become final, and/or an enforceable settlement;

- unsecured creditors with conditional claims shares that shall be paid in at par upon the satisfaction of the condition precedent by offsetting the amounts of their claims in accordance with the percentages determined under the Composition with Creditors;

- up to a maximum amount of 150,000,000 euros by issuing at par up to 150,000,000 common shares, par value 1 euro each, regular ranking for dividends, allocating to unsecured creditors with a title and/or cause that predates the date when the companies that are parties to the Composition with Creditors were declared eligible for Extraordinary Administration Proceedings, including unsecured creditors whose claims were not included in the sum of liabilities but whose claims were later verified by a court decision that has become final and, therefore, can no longer be challenged (so called late-filing creditors), shares that shall be paid in at par by offsetting the amounts of their claims in accordance with the percentages determined under the Composition with Creditors, once their claims have been effectively verified as a result of a court decision that has become final, and/or an enforceable settlement;

- up to a maximum amount of 80,000,000 euros by issuing at par up to 80,000,000 common shares, par value 1 euro each, regular ranking for dividends, which shares will be used to allow conversion of the warrants allotted to eligible creditors, unsecured creditors who challenged the sum of liabilities, conditional creditors, late-filing creditors and the Foundation, on the basis of the capital increase subscribed by the latter (offsetting the claims acquired by the Foundation and formerly owed to their subsidiaries by companies that are parties to composition with creditors proceedings), at the exercise ratio of 1 new common share, par value 1 euro each, for each warrant tendered for the purpose of exercising the subscription right, up to the first 650 shares attributable to the unsecured creditors and the Foundation;

c) carry out the abovementioned increases of the Company's share capital in a manner consistent with the methods and regulations provided in the Proposal of Composition with Creditors;

d) carry out the abovementioned warrants in accordance with the provisions of the Warrants Regulations that are annexed to the Prospectus (see Section Three, Chapter XIII, Paragraph 13.1.9).

The Extraordinary Shareholders' Meeting of September 19, 2005 approved a motion allowing the "permeability" of the different installments of the share capital increase approved by the Shareholders' Meeting of March 1, 2005, meaning that if any one of the installments (excluding the first installment of 1,502,374,237 euros reserved for the verified claims and the last installment of 80,000,000 reserved for the exercise of the warrants) into which the overall capital increase of 2,010.00 million euros is divided should prove to be greater than the actual amount needed to convert the claims that the installment in question was supposed to cover into capital, the excess of this capital increase installment may be used to cover the claims of another class of creditors (particularly creditors who asked that preferential claims be converted into unsecured claims) when such claims exceed the funds provided by the capital increase installment allocated to them under the resolution approved by the Extraordinary Shareholders' Meeting of March 1, 2005.

Warrants
The warrants are issued in dematerialized form and have been negotiable on the Online Stock Market since the date of listing (October 28, 2005).
Each warrant conveys the right to subscribe at par for cash on a continuous basis, effective on the tenth day of the month following the month when the application to exercise is filed in a given calendar year, from 2005 to 2015.
The terms and conditions for the exercise of the warrants are set forth in the respective regulations, which were approved by the Issuer's Board of Directors on March 1, 2005 and are available at the Parmalat website (www.parmalat.com).
The additional shares issued through the exercise of the warrants will be issued with regular ranking, i.e., with a valid coupon as of the effective exercise date of the warrants.

(16) Reserve for challenges to rejected claims and claims of late-filing creditors convertible into share capital

Based on the final lists of creditors published on December 28, 2004 in Issue No. 303 of the *Official Gazette of the Italian Republic*, unsecured verified claims totaled 19,953,147,095 euros, including conditional claims amounting to 509,834,148 euros. Rejected claims the rejection of which was challenged amounted to 4,384.1 million euros, including claims totaling 3,428.0 million euros that required the establishment of a reserve that, after decreasing its amount by the claim reduction percentage, amounted to 191.3 million euros as of December 31, 2005.

Moreover, subsequent to the publication of the final lists of creditors on December 28, 2004 in Issue No. 303 of the *Official Gazette of the Italian Republic*, the Court of Parma received late filings by creditors, which have to be reviewed by the *Giudici Delegati*. The claims received prior to the approval of the Composition with Creditors on October 1, 2005 (as decreased by the claim reduction process) resulted in the establishment of a reserve that amounted to 42.1 million euros at December 31, 2005.

Starting with this separate interim report, these two reserves, which were established pursuant to the abovementioned resolution of the Extraordinary Shareholders' Meeting of September 19, 2005 making use of the permeability between the tranches into which the approved capital increase is divided, are shown as a single component of shareholders' equity (233.3 million euros at the end of 2005).

If these claims should be verified with a final court decision or accepted as part of a settlement, the creditors holding them will be entitled to receive shares and warrants of Parmalat S.p.A. in accordance with the terms of the Proposal of Composition with Creditors. At June 30, 2006, due to settlements reached in the first half of 2006, the balance available in the reserve had decreased by 7.7 million euros to 225.6 million euros.

The utilization of this reserve will cause the share capital of Parmalat S.p.A. to increase by an amount equal to the additional claims verified in the manner described above. The remainder of the reserve, equal to the amount of the rejected claims, will become a freely available reserve. As explained before, Parmalat S.p.A. has already approved a capital increase in an amount equal to the balance in this reserve.

(17) Reserve for Currency Translation Differences

The "Reserve for currency translation differences," negative by 35.3 million euros, is used to record differences generated by the conversion into euros of the financial statements of companies that operate in countries using a currency other than the euro.

(18) Shares Subscribed Through the Exercise of Warrants

At December 31, 2005, this reserve represented 198,107 shares, corresponding to the warrants exercised in December 2005 (the 198,107 shares were issued in January 2006).

At June 30, 2006, there were 81,479,361 warrants outstanding. These warrants may be exercised until December 31, 2015.

Since an Extraordinary Shareholders' Meeting convened for April 29, 2006 on the third calling to vote on a capital increase of up to 15,000,000 euros reserved for the exercise of warrants could not be held due to the lack of a sufficient quorum, the Board of Directors agreed to resubmit at the next Shareholders' Meeting the capital increase motion submitted at the abovementioned Shareholders' Meeting. Meanwhile, it would address the issue of awarding shares in response to warrant conversion requests by drawing from "permeable" tranches of the capital increase that still had a surplus available.

(19) Reserves from Cash Flow Hedges

This reserve, totaling 0.7 millions euros, represents the fair value changes of the effective portion of future cash flow hedge derivatives at the end of the first half of 2006.

(20) Other Reserves

This item, negative by 12.0 million euros, reflects the costs incurred to list the securities of Parmalat S.p.A., which totaled 12.7 million euros and includes retained earnings of 0.3 million euros (net of a reserve to cover losses of 1.0 million euros) and the fair value of derivatives (0.7 million euros).

AVAILABILITY OF RESERVES FOR DISTRIBUTION

None of the reserves referred to in Notes (16), (17), (18) and (20) is distributable because they are either specifically restricted or have a negative balance.

(21) Profit (Loss) for the Period

The Group's interest in the profit for the period amounted to 14.1 million euros.

Reconciliation of the Shareholders' Equity of Parmalat S.p.A. to Group Interest in Shareholders' Equity

(in millions of euros)	**Shareholders' equity before result for the period**	**Result for the period**	**Shareholders' equity**
Shareholders' equity of Parmalat S.p.A. at 6/30/06	**1,824.6**	**2.0**	**1,826.6**
Elimination of the carrying value of consolidated investments in associates			
- Difference between the carrying amount and the pro rata interest in the underlying shareholders' equity	18.1		18.1
- Pro rata interest in the results of investee companies		17.0	17.0
- Reserve for currency translation differences	(35.3)		(35.3)
Other adjustments:			
- Elimination of losses by subsidiaries	5.0	2.5	7.5
- Elimination of writedowns of receivables owed by subsidiaries	6.7	0.2	6.9
- Elimination of dividends		(7.6)	(7.6)
Group Interest in Shareholders' Equity at 6/30/06	**1,819.1**	**14.1**	**1,833.2**
Minority interest in shareholders' equity and result for the period	29.9	2.9	32.8
Consolidated shareholders' equity at 6/30/06	**1,849.0**	**17.0**	**1,866.0**

(22) Minority Interest in Shareholder's Equity

At June 30, 2006, the Minority interest in shareholders' equity totaled 32.8 million euros.

This amount is represented almost entirely by the interest held by minority shareholders in the shareholders' equity of Centrale del Latte di Roma.

Notes to the Balance Sheet — Liabilities

Non-current Liabilities

(23) Long-term borrowings

"Long-term borrowings" totaled 522.6 million euros, or 88.2 million euros less than at December 31, 2005.

(in millions of euros)	6/30/06	12/31/05
- Due to banks	477.9	563.0
- Due to other lenders	34.3	33.6
- Obligations under finance leases	10.4	14.2
Total	**522.6**	**610.8**

The table below provides a breakdown by currency of the main financing facilities outstanding:

		Amount in local currency	Due within 1 year	Due between 1 and 5 years	Due after 5 years
Country	**Currency**	**6/30/06**			
Canada	CAD	506,184,668	12,943,000	457,090,834	36,150,834
Australia	AUD	198,909,892	940,389	197,969,503	-
Venezuela	USD	216,385,510	216,385,510	-	-
South Africa	ZAR	164,329,032	50,606,034	113,722,998	-
Spain	EUR	17,783,241	16,033,996	1,749,245	-
Portugal	EUR	23,030,838	6,583,290	16,447,548	-
Nicaragua	USD	8,215,101	7,307,923	907,178	-
Russia	USD	14,511,712	10,573,938	3,937,774	-
Italy	EUR	31,382,190	8,222,384	22,466,050	693,756

The amount "Due to banks" decreased by 85.1 million euros, compared with December 31, 2005, chiefly the result of the following changes:

- A decrease of 41 million euros recorded by a Canadian subsidiary due to a partial loan repayment of 30.9 million euros (15.7 million euros from operations and 15.2 million euros from the sale of the Cheestrings and Ficello trademarks) and the loss in value of the Canadian dollar versus the euro, which contributed 9.7 million euros.
- A decrease of 31.1 million euros recorded by the Spanish subsidiaries due mainly to full repayment of financing facilities, made possible by the collection of a first 45-million-euro installment from the sale of a building in Madrid.
- A decrease of 12.6 million euros recorded by the Australian subsidiaries due to the partial repayment of debt (5.8 million euros) and the loss in value of the Australian dollar versus the euro (7.4 million euros). The amortization of costs incurred to secure financing accounts for the balance.
- A decrease of 6.3 million euros recorded by a South African subsidiary due to the partial repayment of debt (3.3 million euros) and the loss in value of the South African rand versus the euro (3 million euros).
- A decrease of 3.1 million euros recorded by a Nicaraguan subsidiary mainly due to the agreement with Lafise Group allowing the conversion into capital of the Nicaraguan subsidiary's debt.

- An increase of 8.9 million euros reported by Parmalat S.p.A. as a result of new borrowings.

The average annual interest rate paid on long-term borrowings was 8.9%. The change compared with the 8.39% rate registered in 2005, is due to the global interest rates increase, more than offset by the decrease of the spread paid over the loan agreements as a result of the improvement in financial strength and profitability and automatic reduction of the Group companies' risk profile.

Certain loans received by Group companies are collateralized with Group assets. Specifically, collateralized loans include 315.1 million euros received by the Canadian subsidiaries, 115.7 million euros received by the Australian subsidiaries, 22.3 million euros received by Parmalat Portugal, 21.7 million euros received by the Group's Italian companies and 39.5 million euros received by African, Spanish, Russian and Nicaraguan subsidiaries.

The Group has established a system that enables the Group's Parent Company to monitor the key solvency parameters of its subsidiaries, with special emphasis on the parameters used in financial covenants. Throughout the first half of the year, all of the companies that refinanced their indebtedness were amply in compliance with the financial covenants of the respective loan agreements.

(24) Deferred-tax Liabilities

"Deferred-tax liabilities" of 253.3 million euros are shown net of offsettable deferred-tax assets. The table below shows the changes that occurred in this account during the first half of 2006:

(in millions of euros)	
Balance at 12/31/05 (A)	**231.0**
Changes in the first half of 2006:	
- Increases	9.9
- Utilizations (-)	(0.2)
- Other changes	22.6
- Currency translation differences	(10.0)
Total changes (B)	**(22.3)**
Balance at 6/30/06 (A+B)	**253.3**

Increases of 9.9 million euros reflect primarily tax liabilities incurred by a Canadian subsidiary.

Other changes of 22.6 million euros include the following:

- 30.3 million euros for the reclassification from "Liabilities directly attributable to discontinuing operations" of the taxes owed on the portion of the sales price received for a building in Madrid that will be collected between July 2006 and January 2009.
- 2.7 million euros for deferred taxes owed on the increased value allocated to an Australian joint venture.
- 10.4 million euros in offsets between deferred-tax assets and liabilities.

This account reflects the amounts set aside for deferred taxes on temporary differences between reported and taxable asset and liability amounts involving mainly the following items:

(in millions of euros)	
- Trademarks	168.7
- Amortization of trademarks with a finite useful life and goodwill	13.3
- Land	42.5
- Buildings	11.6
- Accelerated depreciation of property, plant and equipment	5.9
- Investments in associates	2.7
- Other items	8.6
Total	**253.3**

(25) Provisions for Employee Benefits

Provisions for employee benefits totaled 111.3 million euros. The table below shows the changes that occurred in this account in the first half of 2006:

(in millions of euros)	
Balance at 12/31/05 (A)	**113.0**
Changes in the first half of 2006:	
- Increases	10.5
- Decreases (-)	(11.5)
- Other changes	2.2
- Currency translation differences	(2.9)
Total changes (B)	**(1.7)**
Balance at 6/30/06 (A+B)	**111.3**

The Provisions for employee benefits refer primarily to defined-benefit plans for Group employees. The plan liability is computed using actuarial techniques to estimate the amount of future benefits accrued by employees during the reporting period and in previous years. The computation is made by an independent actuary, using the projected unit credit method.

The main Group companies that provide defined-benefit plans to their employees are located in Italy, Australia and Canada.

The Australian and Canadian companies hold assets that are earmarked as dedicated plan assets.

Financial assumptions	**Australia**	**(a) Canada**	**Italy**
Discount rate (before taxes)	5.80%	5.00%	4.00%
Annual rate of wage increases	4.50%	3.50%	2.85%
Projected return on plan assets (after taxes)	6.90%	7.00%/7.50%	N/A

(a) In Canada, there are two separate pension plans with different projected yields.

Reconciliation of Plan Assets and Liabilities to the Amounts Recognized on the Balance Sheet

(in millions of euros)	**Australia**	**Canada**	**Italy**
Defined-benefit plans (at 12/31/05)	52.6	136.7	45.0
Cost related to current employment	1.3	2.9	3.8
Financial expense	1.1	3.4	
Contributions to the plan	0.7	0.1	
Actuarial (gains) losses	(2.3)	(0.4)	
Currency translation differences	(3.1)	(4.0)	
Benefits paid	(2.2)	(3.0)	(2.6)
Cost related to prior-period employment			
Impact of any plan eliminations or reductions		(1.4)	
Defined-benefit plans (at 6/30/06)	**48.1**	**134.3**	**46.2**
Fair value of plan assets (at 12/31/05)	50.2	86.3	
Projected return on plan assets	1.7	3.0	
Actuarial (gains) losses	0.4	(0.2)	
Currency translation differences	(3.0)	(2.5)	
Contributions to the plan	1.2	6.0	
Contributions by plan members	0.7	0.1	
Benefits paid	(2.5)	(3.0)	
Impact of any elimination or reduction of plan assets		(1.4)	
Fair value of plan assets (at 6/30/06)	**48.7**	**88.3**	
(Assets) Liabilities (6/30/06)	**(0.6)**	**46.0**	**46.2**
Unrecognized actuarial gains (losses)	11.4	(6.0)	
Unrecognized amounts in excess of asset ceiling		0.5	
Currency translation differences	(0.6)	0.2	
Total (assets) liabilities recognized on the balance sheet (6/30/06)	**10.2**	**40.7**	**46.2**
Total (assets) liabilities recognized on the balance sheet (12/31/05)	**11.3**	**44.6**	**45.0**
Total costs recognized on the income statement	0.8	3.4	3.8
Contributions paid	(1.2)	(6.0)	(2.6)
Currency translation differences	(0.7)	(1.3)	
Total (assets) liabilities recognized on the balance sheet (6/30/06)	**10.2**	**40.7**	**46.2**

Total Current Costs Recognized on the Income Statement

(in millions of euros)	**Australia**	**Canada**	**Italy**
Cost related to current employment	1.5	2.9	3.8
Financial expense	1.1	3.4	
Projected return on plan assets	(1.6)	(3.0)	
Actuarial (gains) losses	(0.2)	0.1	
Cost related to prior-period employment			
Impact of any elimination or reduction of plan assets			
Total	**0.8**	**3.4**	**3.8**

(26) Provisions for Risks and Charges

Provisions for risks and charges totaled 144.9 million euros. The changes that occurred in the first half of 2006 are shown below:

(in millions of euros)	**Provision for taxes**	**Provision for other risks and charges**	**Total**
Balance at 12/31/05 (A)	**82.8**	**90.4**	**173.2**
Changes in the first half of 2006:			
- Increases	0.1	9.0	9.1
- Decreases (-)	(13.9)	(11.0)	(24.9)
- Reversals	(1.5)	(0.8)	(2.3)
- Currency translation differences	(2.4)	(1.8)	(4.2)
- Other changes	(2.2)	(3.8)	(6.0)
Total changes (B)	**(19.9)**	**(8.4)**	**(28.3)**
Balance at 6/30/06 (A) + (B)	**62.9**	**82.0**	**144.9**

Provision for Tax-related Risks and Charges

The "Provision for tax-related risks and charges" refers mainly to tax risks affecting the Venezuelan companies (21.9 million euros), Parmalat S.p.A. (17.8 million euros) and companies in Spain (9.6 million euros), Canada (8.7 million euros) and Colombia (3.0 million euros).

The main reason for the overall decrease of 19.9 million euros is a settlement reached with the South African tax administration concerning a tax dispute that involved Bonnita Holdings in liquidation.

An analysis of the main tax positions involving Group companies is provided in the chapter entitled "Guarantees and Other Memorandum Accounts."

Provision for Other Risks and Charges

The "Provision for other risks and charges" of 82 million euros covers the following:

(in millions of euros)	
Staff downsizing programs	22.4
Risks on investee companies	16.3
Antitrust risks	11.2
Legal disputes with employees	7.8
Supplemental sales agents benefits	4.8
Damages caused by the ITX coloring agent	4.6
Prize contests	3.9
Closure of the Burgos and Alicante factories	3.8
INPS installment payments	1.4
Disputes with former Group companies	0.5
Miscellaneous	5.3
Total provision for other risks and charges	**82.0**

The provision for staff downsizing programs is related to a program to provide resignation incentives to employees of Parmalat Spa and Parmalat Distribuzione Alimenti Srl to which the unions have agreed.

The provision for risks on investee companies cover the contingent liabilities that may arise from the liquidation of certain Group companies.

The provision for antitrust risks reflects the penalty assessed by the agency that collects taxes on behalf of the Province of Parma in connection with the alleged takeover of Newlat Srl by Parmalat S.p.A. in AS.

The provision for legal disputes with employees is in anticipation of the settlement of disputes that are currently pending in some countries with former Group managers.

The provision that covers the costs caused by alleged contamination by the ITX coloring agent includes the cost of reimbursing licensees and disposing of returned merchandise and unusable packaging materials. No allowance has been made for insurance settlements, since their amount cannot be estimated reliably at this point.

The provision for prize contests reflects the best available estimate of the bonus points earned by customers and not yet redeemed by Parmalat S.p.A and Centrale del Latte di Roma S.p.A.

The provision for the closure of the Burgos and Alicante factories refers in particular to benefits payable to about 100 employees who work at these two facilities.

A breakdown of the overall increase of 9 million euros in the "Provision for other risks and charges" is as follows: 3.8 million euros for benefits payable to employees of two production facilities, 0.9 million euros for staff downsizing costs, 0.8 million euros for prize contests, 0.7 million euros for legal disputes with employees, 0.6 million euros for supplemental sales agents benefits and 0.5 million euros for the closure of the Thornloe factory in Canada.

The decrease of 11.8 million euros reflects mainly utilizations by Parmalat S.p.A. (10.7 million euros) and a revision of the estimates used to measure prize contest liabilities (0.8 million euros).

An analysis of the most significant legal disputes involving Group companies is provided in the chapter of this Report entitled "Guarantees and Other Memorandum Accounts."

(27) Provision for Preferential and Prededuction Claims

The balance of 23.7 million euros was 2.8 million euros higher than at December 31, 2005.
The provision represents the amount set aside by Parmalat S.p.A. based on the challenges filed by creditors with verified unsecured claims who are seeking prededuction or preferential status.
If such prededuction or preferential status is granted by a final court decision or as a result of a settlement, the corresponding claims will have to be satisfied in cash for the full amount.
The increase compared with December 31, 2005 reflects the expense estimate related to requests by creditors to obtain prededuction or preferential status for their claim.
Various challenges are in the process of being heard, but no additional information about their outcome is currently available.

Current Liabilities

(28) Short-term Borrowings

At 239.8 million euros, "Short-term borrowings" were 12.8 million euros less than at December 31, 2005.

(in millions of euros)	6/30/06	12/31/05
- Due to banks	206.7	217.3
- Due to other lenders	13.7	14.7
- Accrued interest	10.4	12.8
- Obligations under finance leases	3.6	4.3
- Due to investee companies (a)	5.4	3.5
Total	**239.8**	**252.6**

(a) Companies the share capital of which is owned by the Group but are not under the Group's control.

The amount due to banks decreased by 10.6 million euros compared with December 31, 2005, due mainly to the following:

- A decrease of 6.6 million euros in the indebtedness of the Venezuelan subsidiaries cause by the loss of value of the bolivar versus the euro (13 million euros), offset in part by the interest charges accrued during the period (6.4 million euros);
- A decrease of 4 million euros in the indebtedness of the Russian subsidiaries due to the repayment of existing facilities, which were replaced with new medium-term loans;
- A decrease of 1.8 million euros in the indebtedness of Australian subsidiaries due to the closing of an overdraft facility;
- A decrease of 1.2 million euros in the indebtedness of a South African subsidiary due to the loss in value of the rand versus the euro;
- An increase of 4.7 million euros in the indebtedness of the Spanish subsidiaries due to the establishment of a new 10.9-million-euro credit line, offset in part by the repayment of an existing 4.6-million-euro credit line and a decrease of 1.6 million euros in the amount of discounted notes.

(29) Financial Liabilities for Preferential and Prededuction Claims

By assuming the obligations stemming from the Composition with Creditors, Parmalat S.p.A. agreed to pay in full within six months of the approval of the Composition with Creditors the prededuction and preferential claims set forth in the lists prepared and published by the *Giudici Delegati*.

The preferential claim of the INPS was covered by a power of attorney provided to the INPS, authorizing the INPS to collect 4.2 million euros in receivables owed by the tax administration for VAT overpayments.

A breakdown of prededuction and preferential claims and the changes that occurred during the first half of 2006 is provided below:

	6/30/06	Increases	Decreases	12/31/05
Financial liabilities	0.0	0.0	(11.1)	11.1
Trade-related liabilities	0.0	0.0	(69.4)	69.4
Other liabilities	0.0	0.0	(8.8)	8.8
Total prededuction and/or preferential claims	**0.0**	**0.0**	**(89.3)**	**89.3**

All prededuction and preferential claims were satisfied within the deadline set forth in the Composition with Creditors (six months from the date of approval).

A breakdown of the resources used to satisfy the abovementioned claims is as follows:

a. Cash	62.4 million euros
b. Company shares upon the claims being classified as unsecured (on orders by the *Giudici Delegati*)	7.6 million euros
c. Special financing	11.1 million euros
d. Out-of-period income and/or offsets	8.2 million euros

(30) Trade Payables

Trade payables totaled 494.3 million euros, or 4 million euros less than at December 31, 2005.

(in millions of euros)	6/30/06	12/31/05
- Trade payables to suppliers	474.1	478.8
- Trade payables to investee companies (a)	18.8	14.2
- Advances	1.4	5.3
Total	**494.3**	**498.3**

(a) Companies the share capital of which is owned by the Group but are not under the Group's control.

The decrease in "Trade payables to suppliers" is attributable primarily to the loss in value of the rand versus the euro.

The increase in "Trade payables to investee companies" reflects the difference between payments made (4 million euros) and purchases made (8.7 million euros).

The decrease in "Advances" is the net result of the exercise by Alqlunia 13 S.L. of an option to buy a building in Madrid and of an advance of 1.2 million euros received in connection with the sale of a building in Rome.

(31) Other Current Liabilities

"Other current liabilities" totaled 195.1 million euros, or 11.6 million euros less than at December 31, 2005.

(in millions of euros)	6/30/06	12/31/05
- Income taxes payable	31.0	35.2
- Contributions to pension and social security institutions	33.1	29.6
- Accounts payable to others	71.9	73.3
- Accrued expenses and deferred income	59.1	68.6
Total	**195.1**	**206.7**

"Accounts payable to others" of 71.9 million euros consist mainly of amounts owed to employees as of June 30, 2006.

"Accrued expenses and deferred income" totaled 59.1 million euros, broken down as follows:

(in millions of euros)	6/30/06	12/31/05
Accrued expenses:		
- Insurance premiums	0.4	0.5
- Sundry and miscellaneous	33.5	39.3
Deferred income:		
- Sundry and miscellaneous	25.2	28.8
Total accrued expenses and deferred income	**59.1**	**68.6**

"Sundry and miscellaneous accrued expenses" of 33.5 million euros consist mainly of advertising, promotional and marketing expenses and customer discounts that were already incurred but are payable at a later date.

"Sundry and miscellaneous deferred income" of 25.2 million euros refers mainly to the deferral of the lives of the corresponding assets of grants toward the construction of production facilities provided pursuant to Legislative Decree No. 173 of April 30, 1998 (21.3 million euros) and of the grant received from POR Sicilia (1.8 million euros).

(32) Income Taxes Payable

The balance of 38 million euros is higher by 10.6 million euros compared with December 31, 2005. This increase is the net result of the following items:

- Payments of 16.5 million euros, including 8.1 million euros by the South African subsidiaries, 3.1 million euros by an Italian subsidiary, 1.6 million euros by a Portuguese subsidiary, 1.6 million euros by the Colombian subsidiaries and 1 million euros by the Venezuelan subsidiaries, with sundry items accounting for the balance;
- An addition of 16.7 million euros to recognize the liability for the period;
- The reclassification from "Liabilities directly attributable to discontinuing operations" of 12.4 million euros representing the current tax liability for the higher value assigned to a building in Madrid.

(33) Liabilities Directly Attributable to Discontinuing Operations

At December 31, 2005, "Liabilities directly attributable to discontinuing operations" reflected taxes computed on the increased value assigned to a building in Madrid. The entire balance was reclassified, with the liability attributable to the portion of the receivable collected during the first half of 2006 transferred to "Income taxes payable" and the liability attributable to the amounts scheduled for collection between July 2006 and January 2009 transferred to "Deferred-tax liabilities." The surplus of about 5 million euros, which was set aside in excess of the actual tax liability, was deducted from intangible assets, adjusting the amounts recognized at the time of Clesa's acquisition.

Guarantees and Other Memorandum Accounts

Guarantees

(in millions of euros)	6/30/06			12/31/05		
	Sureties	Collateral	Total	Sureties	Collateral	Total
Company	231.4		**231.4**	248.9		**248.9**
Outsiders		514.3	**514.3**	0.4	626.3	**626.7**
Total guarantees	**231.4**	**514.3**	**745.7**	**249.3**	**626.3**	**875.6**

The Guarantees provided by outsiders on behalf of the Company (231.4 million euros) refer mainly to guarantees provided by banks and/or insurance companies to government agencies in connection with VAT refunds and with bonus contests.

Collateral of 514.3 million euros was provided mainly to banks and other credit institutions to secure lines of credit provided to the Canadian subsidiaries (315.1 million euros), the Australian subsidiaries (115.7 million), Parmalat Portugal (22.3 million euros), the Group's Italian companies (21.7 million euros) and subsidiaries in Africa, Spain, Russia and Nicaragua (39.5 million euros). The collateral provided consists of assets of the companies receiving the financing facilities or their subsidiaries.

Other Memorandum Accounts

(in millions of euros)	6/30/06	12/31/05
Commitments:		
-Operating leases	75.6	85.2
-Derivatives	83.3	101.4
-Other commitments	39.3	18.5
Other memorandum accounts:		
-Admissions to composition with creditors proceedings	981.8	978.7
-Assets of outsiders held for safekeeping	29.5	32.7
Total other memorandum accounts	**1,209.5**	**1,216.5**

"Commitments under operating leases" apply mainly to the Canadian, South African and Australian companies. A breakdown by maturity is as follows: 14.6 million euros due within one year, 34.0 million euros due in two to five years and 27.0 million euros due after five years.

"Commitments for derivatives" of 79.5 million euros refer to derivative contracts executed by an Australian subsidiary to hedge interest rate risks. This Australian company agreed to pay a fixed annual interest rate of 5.97% on the notional amount for three years, starting in April 2005, receiving in exchange from the bank counterparty variable interest at the BBSY three-month rate for the Australian dollar.
The remaining 3.8 million euros refer to derivatives for the purchase of foreign currency executed by Parmalat Dairy & Bakery.

Other commitments of 15.4 million euros refer to a commitment undertaken by Parmalat S.p.A. in AS toward the European Bank for Reconstruction and Development (EBRD) prior to the start of the extraordinary administration proceedings, according to which Parmalat S.p.A. in AS agreed to buy from the EBRD shares of stock of O.A.O. Belgorodskij Molochnnij Kombinat (EBRD owns a 34.9% interest, with a put option exercisable between September 2007 and September 2010) and Parmalat Romania (EBRD owns a 19.7% interest, with a put option exercisable through November 2006).

The balance of 23.9 million euros includes 9.5 million euros for endorsements provided to Spanish subsidiaries by credit institutions, 8.4 million euros for commitments to provide capital contributions to the African Group companies Parmalat Zambia and Parmalat South Africa and 6.0 million euros for the commitment undertaken by Parmalat S.p.A. to underwrite a capital increase to be carried out by the subsidiary Boschi Luigi e Figli S.p.A. in AS, which is a vital component of the terms of the Proposal of Composition with Creditors approved by creditors and accepted by the Court of Parma on July 27, 2006.

As the successor in the rights of the companies included in the Composition with Creditors, the Group's Parent Company holds verified claims in several compositions with creditors proceedings. Specifically, the Company holds the following verified claims (in millions of euros):

• unsecured claims against travel companies (form. Parmatour) (*of which 318.9 relating to the joint debtor Parmatour S.p.A. and 310.0 millions relating to the main debtor Hit S.p.A.)	628.9*
• unsecured claims against licensee companies under extraordinary administration	34.1
• unsecured claims against companies of the former Parmalat Group that are not included in the Composition with Creditors	126.0
• unsecured claims against Sata and Agis	156.9
• unsecured claims in the bankruptcy of Horus S.r.l.	31.4
• unsecured claims in the bankruptcy of Finaliment S.r.l.	4.5
• **Total**	**981.8**

"Assets of outsiders held for safekeeping" (29.5 million euros) consists of dairy products that are being aged in warehouses operated by Italcheese S.p.A., a company specialized in the storage and aging of dairy products.

In 2004, Parmalat Dairy and Bakery (PDBI) signed a loan agreement, the terms of which included an obligation to pay the lenders an amount equal to 10% of PDBI's equity value, should there be a change of control for PDBI and the Parmalat S.p.A. subsidiary.
The Group believes that there is only a remote possibility that the events referred to in the loan agreement may occur. Accordingly, it recognized only a nominal amount in its memorandum accounts to reflect the impact of this clause.

Legal Disputes and Contingent Liabilities at June 30, 2006

Foreword

The Group is a party to civil and administrative proceedings related to events that affected the companies included in the Composition with Creditors prior to their becoming eligible for Extraordinary Administration status. Based on the information currently available and in view of the provisions that have already been set aside, these proceedings and actions are not expected to have a negative impact on the consolidated financial statements.

The Group is also a plaintiff in a number of civil actions for damages, liability actions and actions to void in bankruptcy that could have a positive financial impact of significant magnitude on its consolidated balance sheet.

Approval of the Proposal of Composition with Creditors
On October 1, 2005, the Court of Parma filed Decision No. 22/05 with the Office of the Clerk of the Court of Parma. This decision approved the Proposal of Composition with Creditors pursuant to Article 4 *bis* of Law No. 39 of February 18, 2004, as amended. The Proposal of Composition with Creditors was put forth on March 3, 2005 by the 16 companies under extraordinary administration.
As of the writing of these Notes, the abovementioned court decision has not become final because it has been challenged by some of the Group's bondholders. The case is pending before the Bologna Court of Appeals. If the Court of Appeals rules that the challenge is without merit, the court decision approving the Composition with Creditors will become final immediately, causing the extraordinary administration proceedings that involve the 16 companies included in the Composition with Creditors to come to an end.
Even though the court decision is not yet final, it is enforceable on a provisional basis, as allowed by an express provision of Law No. 39 of 2004, as amended, and in accordance with the terms of the decision itself. Specifically, the decision expressly orders "*the immediate transfer to the Assumptor, Parmalat S.p.A., a company with registered office at 26 Via Oreste Grassi, Collecchio (PR), (...) of all of the assets, rights, equity investments and pending court actions,*" which are listed in detail in the body text of the court decision.
The handing down of a decision approving the Composition with Creditors resulted in the transfer to Parmalat S.p.A. of all damage claims held by the abovementioned companies and of the actions to void, actions for damages and liability actions filed by the Extraordinary Commissioner prior to the date of the court decision that approved the Composition with Creditors. At the same time, all of the lawsuits involving as defendants the 16 companies included in the Composition with Creditors were also transferred to Parmalat SpA.
Consequently, the Company has standing in the proceedings filed by or against the 16 companies under extraordinary administration that were included in the Proposal of Composition with Creditors.

The main proceedings involving the Parmalat Group are reviewed below.

Criminal Proceedings

Criminal Proceedings Filed by the Public Prosecutors of Milan and Parma
For several months, the Public Prosecutors of Milan and Parma have been conducting investigations to determine, among other things, whether certain individuals who in the past were members of the corporate governance bodies that comprised the previous management team of the Parmalat Group and former employees and external consultants of those companies are criminally liable.
The status of the proceedings in Milan is as follows:
An initial stock manipulation (art. 2637), obstruction of performance of public supervisory authority functions (art. 2638) and false auditing activity (art. 2635) charge, filed by the Public Prosecutor on May 26, 2004 against Directors, Statutory Auditors, employees, independent auditors, third parties and certain companies was followed by a preliminary hearing held before Dr. Tacconi, the Preliminary Hearings Judge.
Subsequent to the preliminary hearings, which Parmalat Finanziaria S.p.A. in A.S. joined as a plaintiff for damages in those proceedings involving individuals, the Preliminary Hearings Judge handed down a

decision sentencing the defendants who had agreed to plead guilty, indicted the remaining defendants and set the date for the start of the proceedings.
These proceedings are currently ongoing before the First Criminal Section of the Court of Milan.
On July 12, 2005, following further investigations carried out by his office, the Public Prosecutor of Milan filed additional stock manipulation charges against certain bank officers and banks. A preliminary hearing is currently under way. Parmalat Finanziaria S.p.A. in AS and the Assumptor have asked to join the proceedings as plaintiffs for damages in those proceedings involving individuals. The Preliminary Hearings Judge has not yet ruled on this request.

There is also a third action currently in the preliminary hearing phase that is pending before Dr. Tacconi, the Preliminary Hearings Judge. In this action, Bank of America is charged with violations of Legislative Decree No. 231/01. Hearings on this action, in which Parmalat Finanziaria is the plaintiff, are currently under way.

If previous corporate governance bodies of certain companies of the Parmalat Finanziaria Group are found to be liable under criminal or administrative law, it is possible that the companies that employed them could be held liable under administrative law, in accordance with Legislative Decree No. 231 of June 8, 2001, and, consequently, be the target of fines or restrictive measures. To the best of the Group's knowledge, no such investigations are currently under way. However, the possibility that investigations of this type may be launched in the future cannot be excluded.

On May 11, 2005, the Public Prosecutor of Parma filed a notice of completion of the preliminary investigation that set forth facts that are relevant from the standpoint of criminal law and charged 71 individuals with crimes related mainly to fraudulent bankruptcy. On December 29, 2005, the abovementioned individuals were formally indicted on all charges, except for some that were (or will be) dismissed. Preliminary hearings started on June 5, 2006 and are continuing.

Notices of the completion of investigations involving certain bank officers and banks have already been notified, but no dates have been set for the preliminary hearings.

Investigations in other matters are ongoing, but they are now close to completion.

<u>Civil Proceedings Filed Against the Group</u>

<u>Insurance Companies vs. Parmalat Finanziaria S.p.A. in A.S</u>
Parmalat Finanziaria S.p.A. in A.S. is being sued by the insurance companies that had written policies providing coverage for the risks inherent in the exercise of the offices of Director, Statutory Auditor and General Manager. More specifically, in 1999, the insurance companies Chubb Insurance Company of Europe SA and AIG Europe SA provided Parmalat Finanziaria S.p.A. with a first-risk insurance policy covering the civil liability risks of the Directors, Statutory Auditors and General Managers of the Parmalat Group. In 2003, the insurance companies AIG Europe SA and XL Europe Ltd. issued as coinsurers a second-risk insurance policy covering the civil liability risks of the Directors, Statutory Auditors and General Managers of Parmalat Finanziaria S.p.A. in A.S. and its subsidiaries. These insurance companies have sued Parmalat Finanziaria S.p.A. in A.S. before the Court of Milan (in two separate actions), asking the Court to void the abovementioned policies, alleging that the respondent company, acting fraudulently or with gross negligence, provided a deceptive representation of the Group and of the risks that the policies were covering, thereby inducing the plaintiff companies to issue policies that they would not have issued otherwise. The plaintiff companies are not requesting payment of any amount. Should the Court grant the plaintiffs' request that the insurance policies be voided, the decision would have a retroactive effect canceling the benefits of the challenged policies as of the date when they were first stipulated. The next hearing for rebuttals and conclusions in both lawsuits was set for February 21, 2007.

<u>Eurofood IFSC Limited and Parmalat Finance Corporation BV</u>
Extraordinary administration proceedings involving Eurofood IFSC Limited, an Irish company, got under way before the Court of Parma, in Italy, in February 2004. Shortly before that time, Bank of America had filed a lawsuit in Ireland asking that Eurofood IFSC Limited be liquidated in Ireland. This created a conflict between the Italian and Irish courts, which resulted in a dispute before an Irish court that was later submitted to the

European Court of Justice. The European Court of Justice sent the case back to the Irish court asking it to rule in accordance with the guidelines it provided on the issues referred to it. Two additional lawsuits have been filed before the Court of Parma. The first was filed by the liquidator of Eurofood IFSC Limited against Enrico Bondi, in his capacity as Extraordinary Commissioner of the abovementioned company. In the second lawsuit, the plaintiff, Bank of America, sued Bondi, in his capacity as Extraordinary Commissioner of Eurofood. In both lawsuits, the plaintiffs are challenging Eurofood's declaration of insolvency, which was handed down by the Court of Parma. In the first lawsuit, the plaintiff's demands were rejected (in February 2006) and the Irish liquidator has appealed. In the second lawsuit, the parties still have to provide rebuttals and conclusions (October 2007).

ACLU Sec (formerly Groupe Lactel Sec) VS Industria Lactea Venezolana (Indulac)
In Venezuela, ACLU Sec (formerly Groupe Lactel Sec) is suing Industria Lactea Venezolana ("Indulac"), a company of the Parmalat Group, and other companies outside the Parmalat Group for payment of an alleged trade receivable totaling US$2,633,438 plus accrued interest and legal costs. The amount of this claim has not been included among the liabilities since the Group believes that it is unlikely that the plaintiff will prevail.

Wishaw Trading SA
Three civil actions have been filed against Wishaw Trading, an offshore company based in Montevideo, Uruguay. All actions are related to the defendant's failure to repay its promissory notes which were guaranteed by Parmalat Spa. Two cases are pending before a New York court. They were filed, respectively, by Abn Amro, which is seeking to recover US$10 million, and by Fortis Bank, which is demanding the repayment of about US$24.5 million (the claims of both banks have been included among the liabilities of Parmalat S.p.A. in A.S. and are duly reflected on the Company's balance sheet). Lastly, Rabobank, a Dutch bank that was the guarantor of the unpaid promissory notes, filed a lawsuit against Wishaw Trading S.A. and Parmalat S.p.A. in A.S., in its capacity as guarantor of unpaid promissory notes, seeking to attach assets or receivables held by the Group in Uruguay for an amount of about US$5 million. With a decision handed down in May 2006, the Court of Montevideo rejected the challenge filed by Parmalat Spa, which has appealed obtaining a temporary stay of the enforcement of the order of attachment.

In the lawsuit filed by Fortis Bank, the plaintiff submitted as evidence a confirmation that Wishaw had been served with the summons by a Uruguayan public official and, on June 15, 2005, the court in New York confirmed that the summons had been validly served. Subsequently, Fortis Bank petitioned the same New York court, asking that it find Wishaw in default and order Wishaw to pay the amount of the promissory notes, plus accrued interest. On August 24, 2005, the court ordered Wishaw to pay the abovementioned amount, which Fortis, the plaintiff, can now attempt to recover in Uruguay.

With regard to the company's tax status, based on the information currently available, there appear to have been no new developments in connection with the tax audit carried out by the Uruguayan authorities.
As already explained, Wishaw Trading S.A. is classified as an offshore holding company and, as such, enjoys an advantageous tax status in Uruguay.
It is important to keep in mind that, based on the activities actually carried out by Wishaw Trading S.A., the company could risk being stripped of its offshore company status and become for all purposes a regular Uruguayan company subject to the tax rates normally applied to commercial companies that operate in Uruguay.
Alternatively, there is a concrete risk that the tax authorities could challenge the criteria used to determine the taxable assets for the years from 1999 to 2002. The resulting risk is estimated at about 20 million euros.

In February 2005, Giovanni Bonici, the former President of Industria Lactea Venezolana C.A. ("Indulac"), served a summons on Indulac challenging his dismissal, of which he was informed in 2004. The plaintiff is asking that his dismissal be declared invalid and that Indulac be ordered to pay damages for various reasons totaling US$20 million (equal to about 14.7 million euros). A date for the continuation of the preliminary hearing before the labor judge of the Court of Caracas with jurisdiction over this issue has not yet been set.

Civil Proceedings Filed by the Group and Settlements

Protective Attachments, Prior to the Start of the Proceedings, Against Former Directors and Liability Actions
Early in 2004, Parmalat S.p.A. filed a complaint before the Court of Parma asking for an order of protective attachment against the former members of the Boards of Directors and Boards of Statutory Auditors of Parmalat Finanziaria S.p.A. in A.S. and Parmalat S.p.A. in AS, who, among other actions, approved the Annual Report at December 31, 2002 and the Semiannual Report at June 30, 2003. This action also applies to certain former employees and external consultants who are deemed to have contributed to the creation of the Group's state of insolvency. The Civil Court of Parma granted the complainants, Parmalat Finanziaria S.p.A. in A.S. and Parmalat S.p.A. in A.S., two protective attachment orders totaling 11.9 billion euros.

In a subsequent action for protective remedies, which was filed within the statutory deadline, Parmalat Finanziaria S.p.A. in A.S. and Parmalat S.p.A. in A.S. served two summonses on the individuals who were the target of the orders of attachment, thereby filing merit proceedings before the Court of Parma. The complainants have requested that these proceedings be consolidated. The purpose of these proceedings is: (a) to ascertain the contractual and extra-contractual liability of each of the respondents — in their capacities as Directors, Statutory Auditors, consultants or employees — in causing the financial collapse of the complainant companies, and (b) to obtain that all of the respondents be found jointly liable and ordered to pay damages up to the maximum amount mentioned above.

Subsequently, Parmalat Finanziaria S.p.A. in AS and Parmalat S.p.A. in AS served a third summons on other individuals in similar positions, whom it alleges are jointly liable, asking the court to issue the same ruling as in the other two lawsuits. The plaintiffs asked that this action be joined with the other two.

Oral arguments were heard on May 26, 2006 in connection with the first liability action filed pursuant to Article 16 of Legislative Decree No. 5/2003 and are scheduled to continue on September 20, 2006. In the second action, oral arguments have been scheduled for October 4, 2006. In the third action, the parties are still in the process of filing the briefs required pursuant to Article 7, Section III, of Legislative Decree No. 5/2003.

Civil Lawsuits in the United States of America

Parmalat S.p.A. filed three lawsuits in the United States against certain banks and independent auditors.

Parmalat S.p.A. vs Bank of America et al
In October 2004, Parmalat S.p.A. filed a lawsuit in North Carolina against Bank of America Corporation and its affiliates ("Bank of America" or the "Bank"). In December 2004, Bank of America asked for a change of venue. Its petition was granted and the lawsuit was moved to the United States District Court for the Southern District of New York for handling of discovery phase issues, since, in order to increase trial efficiency, the preliminary phases of actions filed by other plaintiffs against Bank of America, the independent auditors and other defendants not sued by Parmalat S.p.A. in the United States were already being coordinated by the United States District Court for the Southern District of New York. Once the discovery phase is completed and a decision has been handed down on the petitions for summary judgment, the lawsuit will be sent back to North Carolina for court hearings.
In August 2005, the New York Federal Court Judge granted parts of the motion to dismiss filed by Bank of America but confirmed that Parmalat could continue to pursue the discovery phase with regard to the allegations that the Bank had violated its fiduciary obligations and engaged in a conspiracy in violation of civil law. However, he denied Parmalat's complaints alleging fraud, misleading representations, unlawful enrichment and federal and state violations of the U.S. Racketeer Influenced and Corrupt Organizations Act (RICO). The judge later allowed Parmalat to file an amended complaint concerning RICO charges. The amended complaint was filed in September 2005.
Bank of America asked the Court to dismiss the RICO complaint filed by Parmalat. In January 2006, the judge allowed virtually all of Parmalat's complaints, stating that the RICO charges could be pursued based on allegations of misleading representations and fraudulent omissions by Bank of America put forth by Parmalat S.p.A..
In March 2006, the judge allowed the defendant Bank to countersue Parmalat S.p.A. (in connection with events that occurred prior to his appointment) under the condition that if the Bank was awarded, in its

countersuit, an amount greater than the amount awarded to Parmalat S.p.A. in his action for damages, the Bank would pursue enforcement of the decision and collection in Italy. On May 11, 2006, Parmalat S.p.A. asked that the countersuit be dismissed. The parties have filed their briefs and are waiting for the judge to set the date for a hearing.

The discovery phase must be completed by November 28, 2006. The parties have been authorized to exchange reports of technical consultants by and not later than that date, with rebuttals due by December 29, 2006. The discovery phase concerning the reports of technical consultants must be completed by January 29, 2007. Motions for summary judgment must be filed by and not later than February 28, 2007, with rebuttals due by March 30, 2007 and replies by April 16, 2007.

Parmalat S.p.A. vs Grant Thornton Int'l et al

This lawsuit was originally filed in August 2004 before a state court in Illinois. The defendants were the U.S. branches of Grant Thornton and Deloitte & Touche, their Italian affiliates and their respective international parent companies (the "Independent Auditors"). The Independent Auditors caused the lawsuit to be transferred to a federal court in Illinois and asked that it be dismissed entirely. The Independent Auditors then obtained that the lawsuit be transferred to the United States District Court for the Southern District of New York for handling of discovery phase issues, since, as mentioned above, the preliminary phases of actions filed by the plaintiffs against Bank of America, the independent auditors and other defendants were already being coordinated by the United States District Court for the Southern District of New York. Once the discovery phase is completed and a decision has been handed down on the petitions for summary judgment, the lawsuit will be sent back to Illinois for court hearings.

In July 2004, the New York judge granted certain requests contained in a motion filed by the Independent Auditors (including the request to exclude Deloitte-US and Grant Thornton US) and denied others.

On September 30, 2005, Parmalat S.p.A. filed (in a sealed envelope) an amended complaint. In November 2005, the Independent Auditors asked that the amended complaint be dismissed, but the judge rejected the request to exclude Grant Thornton US, while he confirmed the exclusion of Deloitte-US.

In April 2006, the Independent Auditors (Grant Thornton International, Deloitte-Italia and Grant Thornton-US) asked the court to authorize them to countersue Parmalat S.p.A.. The countersuits filed by the Independent Auditors make reference to events that occurred prior to the appointment of Dr. Bondi as Extraordinary Commissioner. The parties have filed their briefs and are waiting for the judge to set the date for a hearing.

The dates set for completing the discovery process, handling the reports of technical consultants and filing motions for summary judgment are the same as those set for the Bank of America case.

Parmalat S.p.A. vs Citigroup, Inc. et al

On July 29, 2004, Parmalat S.p.A. filed a complaint before a New Jersey State Court against Citigroup, Inc.; Citibank, N.A.; Vialattea LLC; Buconero LLC; and Eureka Securitisation Plc ("Citigroup"). The complaint alleges fraud, misleading representations, conspiracy to violate fiduciary obligations, unlawful enrichment, conspiracy to carry out fraudulent money transfers and violations of RICO statutes in New Jersey. In September 2004, Citigroup obtained that the lawsuit be transferred to a federal court in New Jersey, which sent it back to the state court on November 17, 2004.

On December 20, 2004, all of the defendants asked the court to dismiss Parmalat's complaint, with Eureka Securitization filing a separate motion asking that the complaint be dismissed for lack of jurisdiction. On February 28, 2005, the court denied the motions filed by Citigroup.

On March 17, 2005, Citigroup filed a response brief countersuing Dr. Bondi in connection with unlawful acts by Parmalat S.p.A. that it alleged occurred prior to Dr. Bondi's appointment. On April 21, 2005, Parmalat S.p.A. asked that the countersuit be dismissed since it duplicated complaints already filed by Citigroup before the Court of Parma against the company under extraordinary administration. On May 31, 2005, the court denied this motion. However, Parmalat S.p.A. asked that any amount awarded to Citigroup be presented and liquidated within the framework of the proceedings that are being carried out in Parma, as allowed under the protection provided by Section 304 of the U.S. Bankruptcy Law.

Citigroup then asked that it be allowed to appeal the decision by which the lower court denied its preliminary motion alleging "improper venue" and lack of jurisdiction. On April 18, 2005, the appellate court denied this motion. On June 11, 2005, the Supreme Court of New Jersey granted Citigroup the right to appeal the rejection of its motion to dismiss and sent the case back to the appellate court for a review on the merits. On July 14, 2006, the appellate court upheld the decision of the lower court. Citigroup has filed a new appeal with the Supreme Court of New Jersey.

The parties must now comply with discovery requests by August 31, 2006. They are required to confer and develop a schedule for depositions by September 15, 2006. Depositions must be completed by February 1, 2007. All aspects of the discovery phase must be completed by July 7, 2007.

Class Action Complaints Against Parmalat S.p.A.
On June 1, 2006, representatives of the class of injured investors asked that they be allowed to file a third amended complaint, adding "Nuova Parmalat" as a defendant. On June 26, 2006, the New York judge allowed the amended complaint. Parmalat S.p.A. filed an appeal on August 7, 2006, asking for summary judgment. The appeal will be heard by the Second Circuit Court of Appeals. The parties have not yet filed their briefs. On August 10, 2006, Parmalat S.p.A. petitioned the New York judge, asking for a stay in the proceedings while his appeal is being heard. If the stay is not granted, Parmalat S.p.A. will ask that the third amended complaint in the class action lawsuit be dismissed.

Status of Proceedings in the Discovery Phase
Since the summer of 2005, Parmalat S.p.A. has been actively pursuing the discovery phase in connection with the abovementioned actions. The activity coordinated by the United States District Court for the Southern District of New York, which includes requests by numerous plaintiffs and defendants, resulted in the exchange of about 15 million pages of documents. Pretrial proceedings will include about 140 depositions. Specifically, in the action filed by Parmalat S.p.A. against Bank of America, 13 depositions have already been taken and 21 more have been scheduled. In the action against the Independent Auditors, 7 depositions have been taken and 44 have been scheduled.
In the action against Citigroup, numerous documents were exchanged prior to the appeal (September 2005). While the appeal is pending, Citigroup has refused to take part in any document production activity, causing the proceedings to be put on hold. When the appellate division rejected Citigroup's motion, the parties resumed the exchange of documents. This exchange resumed in August 2006. Depositions will start in the fall and will continue until February 2007.

Petition Under Section 304
On June 22, 2004, several companies, including the 16 companies included in the Composition with Creditors, filed a petition with the New York Bankruptcy Court, invoking Section 304 of the U.S Bankruptcy Law in order to prevent creditors from filing their actions before U.S. judges.
The temporary injunction has been extended several times and currently expires on September 12, 2006.

Actions for Damages
The initiatives taken to identify the possible liability of other parties, in addition to the individuals and companies sued in the actions described in the Prospectus, included the filing of additional civil actions with Italian courts. These actions are described in the table provided on the following page. The purpose of these actions is to determine the existence of liability (based on contractual obligations or, when applicable, other obligations) of the Italian and foreign defendants who are presumed to have contributed to or aggravated the financial collapse of the plaintiff companies.

The purpose of the actions listed in the abovementioned table is to have the courts order the defendants to pay for the damages they caused to the plaintiff companies. The yardstick used to quantify those damages is on one hand the impairment loss suffered by the plaintiff companies and on the other hand the defendants' contribution to the financial collapse. Based on an analysis carried out, the amount of the impairment loss incurred as of December 31, 2003 was estimated at more than 13 million euros.

The following additional clarifications also appear to be in order:

Generally, the defendants are considered jointly liable, even if procedures and conditions vary depending on each single case.

It is also important to note that, while the purpose of actions for damages is to effectively restore a plaintiff's assets through the payment of monetary compensation, the actions to void are filed to void payments made to the defendants by each of the companies that are parties to the composition with creditors, provided the requirements of the bankruptcy law are met, in order to ensure that all creditors of the companies under extraordinary administration are treated equally (equal treatment of creditors). Payments received as a result

of actions for damages reduce the amount of the overall damage suffered by the companies under extraordinary administration, also considering the joint liability principles.

The amounts paid in connection with actions to void increase the liabilities of those companies by a corresponding amount (art. 71 Bankruptcy Law). A creditor who received a payment that was later voided can include the resulting claim among the debtor's liabilities for the full amount of the voided payment and the claim can be satisfied with shares of the Issuer based on the final recovery ratios applicable to the claim, as well as with the warrants owed in accordance with the provisions of the Composition with Creditors.

Lastly, it is important to note that, as a result of the approval of the Proposal of Composition with Creditors, all of the actions for damages filed thus far have been transferred to Parmalat S.p.A. together with the right to pursue them.

ACTIONS FOR DAMAGES

Plaintiffs	Defendants	Court where filed	Principal claim (millions of euros)	Subordinated claim (millions of euros)	Supplemental claim (millions of euros)
Parmalat S.p.A. in AS; Parmalat Finanziaria S.p.A. in AS; Parmalat Finance Corporation BV in AS; Parmalat Capital Netherlands BV in AS; Parmalat Netherland BV in AS; Parmalat Soparfi SA in AS.	UBS Limited; Deutsche Bank AG; Deutsche Bank AG London	Parma	The amount determined in the course of the proceedings, but not less than 2,199	1,210.9	420 UBS 350 DB
Parmalat S.p.A. in AS; Contal S.r.l. in AS	IFITALIA International Factors Italia S.p.A.	Parma	An amount to be determined in the proceedings in proportion to the liability for contributing to the financial collapse of the plaintiff companies from 1999 on	151.3 or any greater or smaller amount determined in the course of the proceedings	
Parmalat S.p.A. in AS; Parmalat Finance Corporation BV in AS	Credit Suisse First Boston International; Credit Suisse First Boston (Europe) Ltd	Parma	7,113 or any other amount determined in the course of the proceedings.	248 (in addition to two other items) or any other amount determined in the course of the proceedings	
Parmalat S.p.A. in AS; Parmalat Finance Corporation BV in AS	Merrill Lynch International, Sires Star Limited	Parma	126.5 or any other amount determined in the course of the proceedings		

Plaintiffs	Defendants	Court where filed	Principal claim (millions of euros)	Subordinated claim (millions of euros)	Supplemental claim (millions of euros)
Parmalat S.p.A. in AS	Cassa di Risparmio di Parma e Piacenza S.p.A.	Parma	An amount to be determined in proportion to the liability for contributing to the financial collapse of the plaintiff companies from 1999 on, but not less than 700	1,210.9	420 UBS 350 DB
Parmalat S.p.A. in AS; Parmalat Finanziaria in AS; Parmalat Finance Corporation BV in AS; Parmalat Soparfi SA in AS; Parmalat Netherlands BV in AS; Parmalat Capital Netherlands BV in AS;	JPMorgan Europe Limited; JPMorgan Securities Ltd; Unicredito Italiano S.p.A.; Unicredit Banca Mobiliare – UBM S.p.A.; Unicredit Banca d'Impresa S.p.A	Parma	4,400 plus financial expenses for the bond issues in question (to be quantified in the course of the proceedings) or any other amount awarded by the court		
Parmalat S.p.A. in AS; Parmalat Finanziaria S.p.A. in AS; Parmalat Finance Corporation BV in AS; Parmalat Soparfi SA in AS; Parmalat Netherlands BV in AS; Parmalat Capital Netherlands BV in AS	Unicredit Banca Mobiliare S.p.A. – UBM S.p.A.; Banca Caboto S.p.A.; Banca Intesa S.p.A	Parma	1,861.8 plus financial expenses for the bond issues in question (to be quantified in the course of the proceedings) or any other amount awarded by the court		
Parmalat S.p.A. in AS	Banca di Roma S.p.A	Parma	To be determined in proportion to the liability for contributing to the financial collapse, plus an amount to be substantiated in the course of the proceedings, but not less than 265		
Parmalat S.p.A. in AS; Parmalat Finance Corporation BV in AS	Banca d'Intermediazione Mobiliare IMI S.p.A	Parma	An amount to be substantiated in the course of the proceedings, but not less than 1,300		
Parmalat S.p.A. in AS; Parmalat Finance Corporation BV in AS	Banca Monte dei Paschi di Siena Spa; MPS Finance Banca Mobiliare Spa	Parma	An amount to be substantiated in the course of the proceedings, but not less than 1,300		

Plaintiffs	Defendants	Court where filed	Principal claim (millions of euros)	Subordinated claim (millions of euros)	Supplemental claim (millions of euros)
Parmalat S.p.A. in AS	The McGraw-Hill Companies (Standard & Poor's Market Services Srl); The McGraw-Hill Companies (Standard & Poor's Rating Services) SA	Milan	4,857 plus an amount corresponding to the liability for contributing to the financial collapse, which will be determined in the course of the proceeding.		
Parmalat S.p.A. in AS	Banca AKROS Spa, Credit Suisse First Boston International, Deutsche Bank AG, J.P. Morgan Chase Bank NA, Merrill Lynch Capital Markets Bank Limited, UBS AG	Parma	2,006.3 or any other amount determined in the course of the proceedings		
Parmalat Spa in as, Parmalat Spa	Graubundner Kantonal Bank and Nino Giuralarocca (had of Private Banking International at Graubundner)	Parma	About 5,674.00 or any other amount determined in the course of the proceedings		
Parmalat S.p.A. in AS	Parmafactor	Parma	13.70		

Actions to Void in Bankruptcy

More than 70 actions to void in bankruptcy have been filed with the Court of Parma for a total of about 7.3 million euros. The action to void filed against Banca Popolare Italiana has been settled.

Within the framework of actions filed by creditors with totally or partially excluded claims who are contesting the computation of the sum of liabilities, it became necessary to demand the cancellation of the guarantees provided by companies of the Group under extraordinary administration during the year that preceded the declaration of insolvency. Such counteractions to void may be filed only for an amount equal to the claim of the opposing party and solely for the purpose of securing rejection of the claim. In other words, the purpose of these actions to void is not to add cash to Parmalat's treasury.

Several defendants have questioned the constitutionality of the portion of Article 6 of Law No. 39 of 2004, as amended, which allows the filing of actions to void, as allowed under Articles 49 and 91 of Legislative Decree No. 270/99, as part of a restructuring program, because it violates Articles 3 and 41 of the Constitution.

The Constitutional Court, in a decision handed down in April 2006, ruled that the constitutionality objections raised by HSBC Bank p.l.c. and a pool of banks headed by Banca Monte dei Paschi di Siena were devoid of merit. The Court set November 8, 2006 for a hearing in chambers to rule on other submissions similar to those already decided.

For the sake of full disclosure and given the impossibility at this point to make predictions about the outcome of the abovementioned actions to void, it is important to point out that, according to the provisions of the Proposal of Composition with Creditors, any gain that may be generated by these actions will obviously inure to Parmalat S.p.A., and that, therefore, such gain will benefit indiscriminately and indirectly all of the creditors who have become shareholders of Parmalat S.p.A., irrespective of which of the companies included in the Proposal of Composition with Creditors has filed a given action to void. The foregoing being stated, it is important to keep in mind that, by virtue of the decision approving the Composition with Creditors, all of the actions to void filed thus far have been transferred to Parmalat S.p.A.

Boschi Luigi & Figli S.p.A. Liability Action
Parmalat S.p.A. in A.S. is the owner of an 89.44% interest in Boschi Luigi & Figli S.p.A. ("Boschi"). On May 31, 2004, the Extraordinary Commissioner filed a complaint with the Court of Parma requesting an order of protective attachment of the personal and real property of Boschi's former Directors and Statutory Auditors.

By an order filed on July 5, 2004, the Court of Parma granted to the complainant, Parmalat S.p.A. in A.S., an order of protective attachment for the aggregate amounts of 3,000,000.00 euros for the former Directors and 2,000,000.00 euros for the former Statutory Auditors.

Subsequently, by a summons served on September 22, 2004, Parmalat S.p.A. in A.S. filed an action on the merits against all of the abovementioned individuals in which it asked the Court to (a) find that the defendants were contractually and extracontractually liable for Boschi's financial collapse and (b) order them jointly to pay damages estimated in the aggregate at 2,800,000 euros, or any larger or smaller amount that may be determined in the course of the proceedings.
Due the death of Paolo Boschi, one of the defendants, the lawsuit was interrupted at a hearing held on February 8, 2006. The lawsuit resumed six months later. The parties are now waiting for the court to set a date for the resumption of the hearings.

Other actions

Plaintiffs	Defendants	Court where filed	Principal claim (millions of euros)	Subordinated claim (millions of euros)	Supplemental claim (millions of euros)
Parmalat S.p.A. in AS	Parmafactor	Parma	13.7	claim arising from unpaid amount relating to the sale of receivables in connection with a factoring transaction	
Parmalat S.p.A.	Parmalat Capital Finance Limited	Parma	order of protective attachment of Parmalat shares up to 22 millions euros granted to protect a credit of US$ 29,905,425.0 of Parmalat Soparfi sa. The amount is due by Parmalat Capital Finance Limited (the order of protective attachment was granted *inaudita altera parte* on March 30, 2006 and confirmed on July 5, 2006; the judgement on merits started with summons in course of notification)		

Administrative Proceedings Filed Against the Group

Complaints Settled by the Administrative Regional Court of Latium and the Council of State

Complaints Filed by Societé Moderne des Terrassements Parisiens and Solotrat - Bank of America NA - Eurofood IFSC Limited – Fortune s.p.a.

Four complaints have been filed with the Administrative Regional Court of Latium against several defendants, including Parmalat S.p.A. in A.S., the Ministry of Production Activities and the Ministry of Agricultural and Forest Policies challenging the decrees (Ministerial Decrees of December 24, 2003, January 30, 2004 and February 9, 2004) that declared certain Group companies eligible for Extraordinary Administration and appointed the Extraordinary Commissioner. All of these complaints were rejected by the Administrative Regional Court of Latium with decisions dated July 12, 2004 and July 16, 2004 (No. 6805/04, No. 6998/04 and No. 6804/04).

Codacons Appeal

On September 20, 2004, an organization that represents Italian consumer groups called Codacons, which was the losing complainant in one of the complaints, asked the Council of State to set aside the decision of July 12, 2004 (No. 6805/05), with which the Administrative Regional Court of Latium rejected a complaint filed by Codacons asking that the ministerial decrees that declared Parmalat S.p.A. and Parmalat Finance Corporation B.V. eligible for Extraordinary Administration Proceedings be declared invalid. The appeal filed by Codacons was found to be not admissible and was rejected with a decision handed down on May 31, 2005.

Citibank N.A. Complaint

On October 7, 2004, Citibank NA filed a complaint with the Regional Administrative Court of Latium against the Ministry of Production Activities, the Ministry of Farming and Forestry Policies and the Extraordinary Commissioner of Parmalat Finanziaria S.p.A. in A.S. and other companies of the Group under extraordinary administration. The complaint also names eight financial institutions, which it targets as respondents. The complainant asks the Court to annul or amend the Restructuring Program prepared by the Extraordinary Commissioner, the remarks attached by the Extraordinary Commissioner to the provisional list of creditors and the Ministerial Decree approving the abovementioned Restructuring Program (Ministerial Decree of July 23, 2004). The complainant is also requesting compensation for damages. However, at the first hearing held on March 9, 2006, Citibank dropped its lawsuit. With a decision handed down on March 14, 2006, the complaint was dismissed for lack of interested party.

Additional complaints pending in administrative venues are reviewed below.

Bank of America NA and Eurofood IFSC Limited Appeals

In two separate motions notified on October 14 and 15, 2005, respectively, Bank of America NA and Eurofood IFSC Limited in liquidation (represented by its official Irish liquidator) filed appeals before the Council of State asking for a review of a decision handed down by the Regional Administrative Court of Latium on July 16, 2004 (No. 6998/05) in which the lower court judge had joined and rejected the complaints that the two appellants had filed asking that the ministerial decrees declaring Eurofood and Parmalat S.p.A. eligible for extraordinary administration and appointing an Extraordinary Commissioner be declared null and void. The parties are currently waiting for the court to set the date for a hearing.

UBS AG Complaint

In a complaint dated December 15, 2004, UBS AG, a Swiss bank, sued before the Regional Administrative Court of Latium the Parmalat Group companies that have been placed under extraordinary administration, the Italian Ministries of Production Activities and of Agricultural and Forest Policies, Banca Intesa BCI and Banca Popolare di Lodi, asking that the Ministerial Decree authorizing the implementation of the Restructuring Program, certain related official acts and the Decree by which the Italian Minister of Production Activities authorized the establishment of Fondazione Creditori Parmalat be declared null and void. UBS is also demanding compensation for the damages it suffered. The date of the first hearing has yet to be set.

JP Morgan – Unicredito Complaints

In two separate complaints filed on November 15, 2005 before the Regional Administrative Court of Latium, JP Morgan Europe Ltd and JP Morgan Securities Ltd sued Parmalat Finance Corporation BV in AS, Parmalat

Netherlands BV in AS, Parmalat Capital Netherlands in AS, Parmalat Soparfi SA in AS and the Ministry of Production Activities, asking that the Ministerial Decrees authorizing the start of the extraordinary administration proceedings and the appointment of the Extraordinary Commissioner of the respondent companies and all related acts be declared null and void. These complaints were notified as a result of a civil lawsuit for damages filed by the Extraordinary Commissioner against the complainant banks. A hearing on the merit of these actions has been set for October 12, 2006.

On November 15, 2005, Unicredito Italiano SpA and Unicredito Banca Mobiliare SpA filed similar but separate complaints against the Ministry of Production Activities and the companies listed in the preceding paragraph, asking that the Ministerial Decrees authorizing the start of the extraordinary administration proceedings and the appointment of the Extraordinary Commissioner of the respondent companies and all related acts be declared null and void. In this case as well, these complaints were notified as a result of a civil lawsuit for damages filed by the Extraordinary Commissioner against the complainant banks. A hearing in these proceedings has been set for October 12, 2006.

Complaint by Minority Shareholders of Boschi Luigi & Figli S.p.A. in A.S.

In a complaint dated February 21, 2005, Messrs. Ljdia Manfredi, Paolo Boschi, Francesco Maini and Adolfo Cecchi sued, before the Administrative Court of Latium, the Italian Ministry of Production Activities, the Extraordinary Commissioner of Parmalat S.p.A. in A.S., Parmalat S.p.A. in A.S., the Extraordinary Commissioner of Boschi Luigi & Figli S.p.A. in A.S. and Boschi Luigi & Figli S.p.A. in A.S., asking that the Ministerial Decree of December 31, 2004, by which the Ministry of Production Activities declared Boschi Luigi & Figli S.p.A. eligible for extraordinary administration proceedings in accordance with the Marzano Law and extended the eligibility of Parmalat S.p.A. in A.S., appointing Enrico Bondi Extraordinary Commissioner, be declared null and void. The complainants are minority shareholders of Boschi Luigi & Figli S.p.A., owning together about 7.90% of the capital stock. The complainants contest the legality of the decree because, among other issues, Boschi Luigi & Figli S.p.A. was not insolvent, and they claim damages, the amount of which will be determined and quantified in the course of the proceedings. Due to the death of one of the complainants, which was announced at a hearing held on July 20, 2006, the Regional Administrative Court of Latium, by a decision handed down on August 8, 2006, suspended the proceedings. If the proceedings are not resumed within six months they will be deemed to have been terminated.

Dutch Authority for Financial Markets

In February 2005, the Dutch government agency charged with overseeing the financial markets (Dutch Authority for Financial Markets) informed Parmalat Finance Corporation BV in A.S. that it is planning to levy fines against it, the maximum amount of which is currently estimated at 330,000 euros, for the alleged violation of Dutch laws governing the issuance of financial instruments. Subsequently, on August 2, 2005, the Dutch Authority for Financial Markets decided not to impose any fine on Parmalat Finance Corporation BV in AS.

Centrale del Latte di Roma S.p.A.

On May 3, 2005, the Italian Supreme Court, meeting with all Justices in attendance, handed down Decision No. 9103, ruling that the Administrative Court had jurisdiction over the action filed by Ariete Fattoria Latte Sano S.p.A. ("Ariete Fattoria") against the City of Rome and Cirio S.p.A., Parmalat S.p.A. in AS and Granarolo Felsinea S.p.A. These proceedings, in which Parmalat S.p.A. in AS is a respondent, stems from a complaint filed by Ariete Fattoria against the City of Rome in which Ariete Fattoria requested the rejection of the opposition by the City of Rome to a notice filed by Ariete Fattoria in 2000 by which the latter asked the City of Rome to cancel a contract to sell to Cirio S.p.A. a majority interest it owned in Centrale del Latte di Roma S.p.A. and issue a new call for tenders.

With decision No. 2883, handed down on April 20, 2006, the Regional Administrative Court of Latium found in favor of Ariete Fattoria. Both Parmalat S.p.A. and the City of Rome have appealed this decision before the Council of State. A hearing on the merit of these actions has been set for October 27, 2006.

Administrative Proceedings Filed by the Group

Parmalat S.p.A. is a party to proceedings filed before the Regional Administrative Court of Latium by Granarolo S.p.A., challenging a decision in which the Italian Antitrust Agency, acting pursuant to a complaint filed by Parmalat S.p.A. in A.S., found that advertisements published by Granarolo S.p.A. were deceptive.

Decisions and Investigative Proceedings by the Italian Antitrust Agency

Newlat S.r.l. and Carnini S.p.A. Investigative Proceedings

On July 22, 2004, the Italian Antitrust Agency (abbreviated as AGCM in Italian) launched two investigative proceedings involving Parmalat S.p.A. in A.S. In the first complaint, which has to do with Newlat S.r.l., the AGCM charged Parmalat S.p.A. in A.S. with failing to comply with the terms of its Resolution No. 7424 of July 27, 1999, with which it authorized Parmalat to buy Eurolat from the Cirio Group. These terms specifically included the obligation to sell Newlat S.r.l., a company to which certain brands and production facilities had been conveyed. The second complaint charged Parmalat with failing to provide the AGCM with prior notice of its planned purchase of a controlling interest in Carnini S.p.A.

In a decision handed down on January 31, 2005, the AGCM found that Carnini is in fact under the control of Parmalat S.p.A., which, therefore, was in violation of the obligation to provide prior notice before carrying out a business combination and was ordered to pay a penalty of 1,000 euros. The penalty is to be collected in a manner consistent with the principle of equal treatment of all creditors. With regard to the Newlat issue, the AGCM also found that Parmalat S.p.A. failed to comply with its requirements and ordered it to pay the minimum statutory penalty, which amounts to 11,180,718 euros. This penalty will also be included in the composition with creditors proceedings and an appropriate reserve has been established.

On June 30, 2005, having completed its investigation, the AGCM issued a decision ordering Parmalat in AS to sell on the open market, within 12 months of the date of the order, the Matese and Torre in Pietra trademarks and the production facilities located at Frosinone and Paestum-Capaccio Scalo.

In June 2006, Giglio and Parmalat (as assumptor of the rights of the Old Parmalat and Eurolat) filed a lawsuit against BDIH and Latitalia before the Court of Parma, seeking to obtain a finding that they are the sole owners of their respective percentage interests in the share capital of Newlat and to obtain the restitution of the corresponding shares.

By a communication dated July 14, 2006 that was issued in response to a request by Parmalat S.p.A., the AGCM granted Parmalat an extension (until December 31, 2006) to comply with the terms of the abovementioned order. On August 10, 2006, Parmalat and Giglio signed a settlement agreement with BDIH and Latitalia that resulted in the concurrent transfer to Parmalat and Giglio of shares of Newlat. The transfer took place without consideration, and its effectiveness is predicated upon the Court of Parma revoking the order of attachment that affects the abovementioned shares.

Challenges and Oppositions

As of August 31, 2006, disputes stemming from oppositions to the current list of liabilities and late filings of claims involved 532 lawsuits filed before the Court of Parma. Hearings for 430 of these lawsuits will be held in the fourth quarter of 2006. Hearings on the remaining lawsuits have been postponed to 2007.

A significant portion of these disputes (about 100 lawsuits) involves issues related to Article 2362 of the Italian Civil Code for the period during which Parmalat Finanziaria Spa was the sole shareholder of Parmalat Spa.

Thus far, 121 lawsuits have been adjudicated and negotiations are currently under way to settle out of court a portion of the lawsuits concerning the liability of the single shareholder.

* * *

The tax status of the Parent Company and of the main Italian and foreign subsidiaries of the Parmalat Group is reviewed below:

COMPANIES IN ITALY

Parmalat Spa

Compared with the financial statements at December 31, 2005, the "Provision for tax-related risks and charges" decreased by about 1.8 million euros due to the combined effect of the reversal of the amount set aside for the Bonnita Holdings PTY Ltd dispute (2 million euros) and the reclassification of 0.2 million euros in taxes payable by Margherita Yogurt Srl in liquidation, which originally had been posted to "Provision for extraordinary administration."

At June 30, 2006, the "Provision for tax-related risks and charges" of Parmalat Spa amounted to 17.8 million euros.

It is important to keep in mind that, as a result of Decision No. 22/2005 of October 1, 2005, by which the Court of Parma approved the Composition with Creditors, Parmalat Spa inherited the tax risks of the companies under extraordinary administration that were included in the Composition with Creditors.

With regard to any charges entailed by the abovementioned risks, the statute of limitation deadlines that were valid for each of the companies included in the Composition with Creditors will continue to apply.

Other Italian Companies of the Parmalat Group

At the present time, none of the Italian companies of the Parmalat Group appear to be exposed to specific tax risks and no provisions have been set aside on the balance sheets.

COMPANIES OUTSIDE ITALY

The status of the other main Group companies outside Italy is reviewed below:

Unless otherwise stated, when the amounts are stated in euros, the exchange rates applied to the various local currencies were those in force on June 30, 2006.

Canada

Effective January 1, 2006, the Group's two main Canadian companies (Parmalat Food Inc. and Parmalat Dairy & Bakery Inc.) completed their merger. The resulting company is called Parmalat Dairy & Bakery Inc.

The merger was carried out to exploit the financial and logistic synergies that existed between these two companies.

It will also enable the surviving company to utilize an available tax loss carryforward of about 55.9 million Canadian dollars, equal to about 39.5 million euros.

In terms of tax risks, the Canadian company created through the merger will have an overall tax risk of 13.8 million Canadian dollars, equal to about 9.7 million euros. A total of 12.3 million Canadian dollars, equal to about 8.7 million euros, has been set aside in the financial statements of the Canadian company, providing a risk coverage of 89.1%.

The Group's Canadian companies have no pending tax disputes.

Australia

The Australian companies that are wholly owned subsidiaries of Parmalat Pacific Holdings Pty Ltd file a consolidated tax return in Australia.

The tax loss carryforward available to the group of Australian companies at the consolidated tax return level consists of amounts of two different types.

One type, which can be offset against ordinary income and investment income (revenue losses), amounts to 55.1 million Australian dollars, equal to about 32.2 million euros. During the current tax period, the Australian companies expect to utilize revenue losses totaling about 17 million Australian dollars, equal to about 9.9 million euros.

The other type, which can be used exclusively to offset gains on the sale of capital assets, amount to about 166.2 million Australian dollars, equal to about 97.1 million euros. There are no expectations that these type of tax loss carryforwad will be used in the 2006 tax year.
Both types of losses can be brought forward indefinitely.
Based on information currently available, the Group's Australian companies do not appear to be exposed to tax risks and are not parties to any tax disputes.

Africa

MAURITIUS – SOUTH AFRICA

<u>Dispute Involving Bonnita Holdings PTY Ltd in voluntary liquidation</u>
On May 8, 2006, the Group and the South African tax administration reached a definitive agreement to settle a dispute involving Bonnita Holdings PTY Ltd in voluntary liquidation for an amount totaling about 7.8 million rand, equal to about 1 million euros at the exchange rate in force on May 8, 2006. This settlement prevents the South African authorities from filing any claims in the future.
On June 5, 2006, Bonnita Holdings PTY Ltd in voluntary liquidation was officially deleted from the Company Register.
Originally, the tax risk had been estimated at 85.1 million rand, equal to about 9.3 million euros.

SOUTH AFRICA
The following information is available with regard to the South African operating company (Parmalat South Africa PTY Ltd):
- The company has no useable tax loss carryforward;
- There are areas of potential tax risk, which are neither certain not probable. These risks, which concern mainly local VAT and a difference in the interpretation of the tax treatment of employee expense accounts, can be quantified at 15.9 million rand, equal to about 1.7 million euros;
- The company is not a party to any dispute with the local tax authorities.

The other South African Group companies (Parmalat Food Industries SA PTY Ltd, Dun Robin Products PTY Ltd and Prima Dolce PTY Ltd) are dormant companies.

ZAMBIA
Parmalat Zambia Ltd, the only Group company located in Zambia, is an operating company. The following information is available with regard to this company:
- The company has no useable tax loss carryforward;
- The company has no known risk exposure;
- The company is party to a dispute with the local tax administration in the area of VAT amounting to 231.6 million Zambian kwachas (equal to about 0.05 million euros), including accrued interest. The proceedings have reached the appeals stage and should come to a conclusion by October. The company's management estimates the chances of success at 60%.
  No amount has been set aside in the local financial statements in connection with this dispute.

MOZAMBIQUE
The Group's local operating company (Parmalat Produtos Alimentares Sarl) has a modest amount of tax loss carryforward, which it expects to use in the 2006 tax year.
This company has no specific risk exposure and is not a party to any tax-related disputes.

SWAZILAND
Parmalat Swaziland PTY Ltd, the Group's local operating company, has no tax loss carryforward. Based on available information, this company has no exposure to contingent tax risks and is not a party to any tax-related disputes.

Spain
On June 19, 2006, Clesa S.A. changed its name to Parmalat España S.A.
Effective July 1, 2006, Parmalat España S.A. and Letona S.A. were merged to exploit administrative synergies.

As explained in the financial statements at December 31, 2005, Parmalat España S.A. (formerly Clesa S.A. and Letona S.A.), Clesa Helados S.L. and Bascones del Agua S.A. file a consolidated tax return, as allowed under Spanish law.
The following information is available about the Spanish companies included in the consolidated tax return:

- The available tax loss carryforward amounts to 8.5 million euros, which local management expects to utilize in full in the 2006 tax year;
- To the best of management's knowledge, there is no exposure to contingent tax risks;
- The Spanish companies are parties to several tax disputes the outcomes of all of which are uncertain. These disputes, which involve amounts totaling 6.8 million euros, refer to tax years between 1986 and 2002. The companies affected (Clesa S.A. and Letona S.A., both now Parmalat España S.A.) have set aside in the financial statements provisions totaling about 8 million euros.

The Group has three additional companies in Spain: an operating unit (Enerlasa S.A.) and two non-operating entities (Arilca S.A. and Compañia Agricola y Forestal S.A.).
Enerlasa S.A., which operates in the field of electric power cogeneration, and Compañia Agricola y Forestal S.A. have no known tax risk exposure and are not parties to any tax-related disputes.

Arilca S.A. is involved in a tax dispute that concerns an alleged failure to withhold taxes. The amount involved (1.6 million euros for taxes and penalties) is fully funded by an existing provision.

Portugal
The largest of the Group companies that operate in Portugal is Parmalat Portugal – Produtos Alimentares, Lda. A smaller subsidiary is called Clesa Portuguesa Industria de Lacticinios S.A.

At the present time, Parmalat Portugal – Produtos Alimentares, Lda is not known to be exposed to specific areas of tax risk.
There are two pending tax disputes involving amounts that total 0.38 million euros (0.31 million euros regarding corporate income tax and 0.06 million euros regarding VAT). Both disputes refer to the 1999 and 2000 tax years. They are currently being heard at the lower court level.
A provision of 0.16 million euros has been set aside to cover this risk.

Clesa Portuguesa Industria de Lacticinios S.A. has no known tax risk exposure and is not a party to any tax-related disputes.

Romania
The group has two companies in Romania: an operating company/distributor (Parmalat Romania S.A.) and another smaller distributor (La Santamara Srl).

Insofar as La Santamara Srl is concerned, on February 12, 2006, the Supreme Court of Justice of Bucharest handed down a final decision in favor of La Santamara Srl in a dispute between this company and the Romanian customs administration that involved the amount of about 1.2 million euros. The Romanian customs administration has appealed, but the court confirmed its decision in June 2006.

Russia
The Parmalat Group is present in Russia with several companies: five operating units (OOO Parmalat MK, OOO Dekalat, OOO Urallat, OAO Belgorodskij MK and OOO Trade House 4 Seasons) and three non-operating entities (OOO Farm, OOO East and OOO Parmalat SNG).

At present, the Group's Russian companies have no exposure to tax risks and are not involved in any tax dispute.

Venezuela
Currently, the Parmalat Group operates in Venezuela through six companies: a local holding company called Parmalat de Venezuela C.A. and five operating companies (Industria Lactea Venezolana C.A., Fruticola Santa Cruz C.A., Fruticola Montalban C.A., Distribuidora Mixta de Alimentos C.A. and Quesos Nacionales C.A.). The largest of the operating companies is Industria Lactea Venezolana C.A. (Indulac).

Parmalat de Venezuela C.A. is a party to a tax dispute with the Venezuelan tax administration that involves amounts totaling 4.1 billion bolivar (equal to about 1.5 million euros). The proceedings are currently at the lower court stage. No amount has been set aside in the financial statements.
Parmalat de Venezuela C.A. is also exposed to contingent tax risks quantifiable at 41.8 billion bolivar (about 15.3 million euros), which is fully covered by a provision established in the company's financial statements.

The Indulac Group is not a party to any pending tax dispute, but has a tax risk exposure quantifiable at 18 billion Bolivar (about 6.6 million euros), which it funded by establishing a provision of the same amount in its financial statements. The Group has a tax loss carryforward amounting to 2.3 billion Bolivar (about 0.8 million euros).

Cuba
The Parmalat Group operates one company in Cuba (Citrus International Corporation S.A.), which produces citrus juices and essential oils.
As explained in the financial statements at December 31, 2005, this company:
- has no exposure to tax risks and is not involved in any dispute with the Cuban tax authorities;
- has no tax loss carryforward.

Colombia
The Parmalat Group has two operating companies in Colombia: Parmalat Colombia Ltda and Procesadora de Leches S.A.

None of these companies has a tax loss carryforward and neither of them has any exposure to specific or known tax risks.

However, they are parties to four tax disputes with the Colombian tax administration involving a total amount of 7.1 billion pesos (about 2.1 million euros). No provision has been recognized in the financial statements of these companies.
The first of these disputes, which affects Parmalat Colombia Ltda and involves amounts totaling 2.7 billion pesos (equal to about 0.8 million euros), has to do with a municipal tax on prize contests for 2000.
The other disputes, which affect Procesadora de Leches SA and involve amounts totaling 4.4 billion pesos (equal to about 1.3 million euros), have to with income taxes for the 1999 and 2000 tax years.

To cover these risks, the Colombian companies recognized a provision of 3 million euros in their consolidated financial statements.

Nicaragua
The Parmalat Group operates in Nicaragua through a holding company (Parmalat Nicaragua SA), which owns 51% of an operating company called Parmalat Centro America SA.

The following information is available about Parmalat Nicaragua SA:
- There is an area of potential tax risk concerning municipal taxes, a local tax called selective consumption tax and the local VAT. At present, local management is in the process of estimating the risk amount. No provision for this risk has been recognized in the company's financial statements.
- There are two tax disputes pending with the local tax administration involving amounts totaling 19.9 million cordoba (equal to about 0.9 million euros). The first dispute (14.6 million cordoba) has to do with a difference in the way the mechanism of the local VAT was applied during the January-August 2005 period. The second dispute (5.3 million cordoba) stems from an audit of the corporate income tax returns filed by the local companies.
- This risk was covered by recognizing in the financial statements a provision of 5.6 million cordoba (equal to about 0.25 million euros). As of January 1, 2006, this provision was transferred to Parmalat Centro America SA pursuant to an agreement between Parmalat Nicaragua SA and the Lafise SA Group.

As of the writing of these notes, the operating company Parmalat Centro America SA had no exposure to contingent tax risk and was not a party to pending tax disputes. This company has no tax loss carryforward.

Ecuador
The operating company of the Parmalat Group in Ecuador is Leche Cotopaxi Lecocem CEM. The following information is available about this company:

- The company has a tax loss carryforward amounting to US$0.5 million (equal to 0.4 million euros);
- It is a party to two disputes with the local tax administration involving amounts totaling US$0.2 million (equal to 0.16 million euros). These risks are covered by a provision of US$0.11 million (equal to 0.08 million euros).

Belgium and Austria
The Parmalat Group is present in these countries with two operating companies: Parmalat Belgium SA and Parmalat Austria GmbH.
Neither of these two companies is a party to pending tax disputes with the local tax administrations.

Parmalat Belgium SA has a potential tax risk exposure of about 0.9 million euros. No provision has been recognized in the financial statements of Parmalat Belgium SA, but a provision of 1 million euros has been established at the consolidated level.

***

A discussion of all of the risk areas to which the Group is exposed is provided in the Financial Performance chapter of the Report on Operations.

Notes to the Income Statement

(34) Revenues

A breakdown of revenues is as follows:

(in millions of euros)	First half 2006	First half 2005
Sales revenues	1,967.2	
Other revenues	14.8	
Total revenues	**1,982.0**	**0.0**

A geographic breakdown of sales revenues is as follows:

(in millions of euros)	First half 2006	First half 2005
Italy	590.8	
Europe	171.4	
North America	648.1	
Central and South America	160.3	
Oceania	218.4	
Africa	178.2	
Total revenues	**1,967.2**	**0.0**

(35) Costs

A breakdown of the costs incurred in the first half of 2006 is as follows:

(in millions of euros)	First half 2006	First half 2005
Cost of sales	1,412.4	
Distribution costs	371.3	
Administrative expenses	87.5	0.4

(36) Legal Fees Paid in Actions for Damages and Actions to Void

The balance in this account reflects the fees paid to law firms (25.3 million euros) retained as counsel in connection with the actions for damages and actions to void filed by the companies under extraordinary administration prior to the implementation of the Composition with Creditors, which the Company is entitled to pursue.

(37) Restructuring Costs

This account reflects the indemnities payable to about 100 employees of the Burgos and Alicante factories and the indemnities payable to former managers of Clesa S.A. and Letona S.A.

(38) Miscellaneous Income (Expense)

Net miscellaneous expense of 1.5 million euros reflects additions to provisions for risks and sundry out-of-period charges recognized by a Canadian affiliate, offset in part by out-of-period income reported by the Group's Parent Company.

(39) Financial Income (Expense)

Net financial expense amounted to 37.6 million euros, broken down as follows:

(in millions of euros)	First half 2006	First half 2005
Foreign exchange translation gains	9.4	
Income from cash-equivalent securities	2.4	
Interest earned on bank accounts	2.7	
Other financial income	2.2	
Total financial income	**16.7**	**0.0**
Interest paid on loans	(34.0)	(0.1)
Foreign exchange translation losses	(8.6)	
Bank fees	(2.9)	
Actuarial charges	(6.1)	
Interest on late payment of prededuction and preferential claims	(0.3)	
Other financial expense	(2.4)	
Total financial expense	**(54.3)**	
Net financial expense	**(37.6)**	**(0.1)**

(40) Interest in the Profit (Loss) of Companies Valued by the Equity Method

Interest in the profit of companies valued by the equity method (1.3 million euros) represents the Group's pro rata interest in the profit earned by the Norco – Pauls Milk Partnership affiliate until the time when the other joint venture partner exercised the right to purchase the 50% it did not own.

(41) Income taxes

Income taxes totaled 24.1 million euros, broken down as follows:

(in millions of euros)	First half 2006	First half 2005
Current taxes		
- Italian companies	4.8	
- Foreign companies	11.9	
Deferred and prepaid taxes		
- Italian companies		
- Foreign companies	7.4	
Total	**24.1**	**0.0**

Current taxes of Italian companies totaled 4.8 million euros, including 2.6 million euros in local taxes (IRAP) and 2.2 million euros in corporate income taxes (IRES).

Net deferred and prepaid taxes of 7.4 million euros are computed on the temporary differences between the values assigned to assets and liabilities for reporting purposes and tax purposes.

Reconciliation of the Tax Liability

(in millions of euros) Country	Local tax rate (A)	Profit (Loss) before taxes (B)	Tax liability computed by applying the local tax rate (C) = (A) x (B)	Tax liability computed by applying the effective local tax rate (D)	Difference in tax liability amounts (D) – (C)
Italy	33%	10.1	3.4	4.9	1.5
Canada	33% - 35%	70.1	24.1	8.8	(15.3)
Australia	30%	7.3	2.2	0.2	(2.0)
Africa	29% - 30%	13.0	3.8	3.3	(0.5)
Other countries		(59.4)		7.0	7.0
Total		**41.1**	**33.5**	**24.1**	**(9.5)**

Reconciliation of the Theoretical Tax Liability to the Actual Tax Liability Shown in the Income Statement

(in millions of euros)	Italy	Canada	Australia	Africa	Other countries	Total
Consolidated profit (loss) before taxes						
Theoretical tax liability	10.1	70.1	7.3	13.0	(59.4)	41.1
Tax effect of permanent differences (for example, due to writedowns of investments in associates and non-current assets and sundry items)	(1.1)	(15.3)	(0.1)	(0.0)	7.0	(9.5)
Writedown of deferred-tax assets				3.4		3.4
Net effect in the period of deferred-tax assets not recognized on temporary differences	0.0	0.0	(2.0)	(3.9)	0.0	(5.9)
Actual income tax liability	**2.3**	**8.8**	**0.2**	**3.3**	**7.0**	**21.5**
Actual IRAP liability (for the Italian companies)	2.6					2.6
Actual income tax liability shown on the income statement at June 30, 2006	**4.9**	**8.8**	**0.2**	**3.3**	**7.0**	**24.1**

(42) Profit (Loss) from Discontinuing Operations

(in millions of euros)	Pomi	Total
- Net revenues	7.9	7.9
- Cost of sales	(7.3)	(7.3)
Net profit (loss) from discontinuing operations	**0.6**	**0.6**

The above data refer to a Division of Parmalat S.p.A. that distributes tomato-based products.

Other Information

Relevant non-recurrent transactions

The Group did not carry relevant non-recurrent, atypical or unusual transactions.

Net Financial Position

The net financial debt data are outlined below:

(in millions of euros)	**06.30.2006**	**12.31.2005**
A) Cash	1.7	1.8
B) Cash equivalents:		
- bank and postal accounts	204.8	224.7
- treasury securities	237.3	276.2
C) Securities held for trade	7.0	2.1
D) Cash and cash equivalents (A+B+C)	**450.8**	**504.8**
E) Current financial liabilities	0.1	0.4
F) Current loans payable to banks	211.5	241.2
G) Current portion of non-current financial liabilities	5.6	
H) Other current financial liabilities	22.7	22.5
I) Current Financial Debt (F+G+H)	**239.8**	**263.7**
J) Net Current Financial Debt (I-E-D)	**(211.1)**	**(241.5)**
K) Non-current loans payable to banks	477.9	563.0
L) Placed bonds		
M) Other non-current liabilities	44.7	47.8
N) Non-current Financial Debt (K+L+M)	**522.6**	**610.8**
O) Net Financial Debt (J+N)	**311.5**	**369.3**

Main trend and risk management are detailed in chapter "Financial Performance"

Breakdown of Labor Costs by Type

A breakdown is as follows:

	First half 2006	**First half 2005**
Wages and salaries	182.2	
Social security contributions	40.5	
Severance benefits	6.4	
Other labor costs	8.2	
Total labor costs	**237.3**	**0.0**

Depreciation, Amortization and Writedowns

Depreciation, amortization and writedowns totaled 49 million euros. A breakdown is as follows:

(in millions of euros)	First half 2006	First half 2005
- Amortization of intangibles	6.5	
- Depreciation of property, plant and equipment	40.0	
- Writedowns of non-current assets	2.5	
Total depreciation, amortization and writedowns of non-current assets	**49.0**	**0.0**

Earnings per share

The table below provides a computation of earnings per share in accordance with IAS 33:

(in euro)	First half 2006
- Group interest in profit (loss) for the period broken down as follows:	*14,093,673*
- Profit from continuing operations	*13,452,345*
- Loss from discontinuing operations	*641,328*
- Weighted average number of shares outstanding determined for the purpose of computing earnings per share:	
- basic	1,627,900,559
- diluted	1,676,814,077
Basic profit (loss) per share broken down as follows:	*0.0087*
- Profit from continuing operations	*0.0083*
- Loss from discontinuing operations	*0.0004*
Diluted profit (loss) per share broken down as follows:	*0.0084*
- Profit from continuing operations	*0.0080*
- Loss from discontinuing operations	*0.0004*

The number of common shares outstanding changed subsequent to the balance sheet date due to the approval of resolutions authorizing the following capital increases:

- July 20, 2006: 637,055 euros
- August 28, 2006: 63,896 euros

The computation of the weighted average number of shares outstanding (starting with 1,619,945,197 shares outstanding at January 1, 2006) took into account the following changes that occurred in first half of 2006:

- Issuance of 3,328,121 common shares on January 16, 2006
- Issuance of 2,011,676 common shares on February 22, 2006
- Issuance of 1,284,518 common shares on March 20, 2006
- Issuance of 5,429,506 common shares on April 20, 2006
- Issuance of 8,057,917 common shares on June 14, 2006

Compared with December 31, 2005, the computation of diluted earnings per share also takes into account the maximum number of issuable warrants (15 million), as set forth in a motion submitted to the Extraordinary Shareholders' Meeting of April 29, 2006.

Segment Information

The table below, which is prepared in accordance with the disclosure requirements of IAS 14, provides segment information about the Group's operations at June 30, 2006. The breakdown by geographic region is consistent with the Group's governance structure and is reflected on the income statement and balance sheet data provided below. The balance sheet data are at June 30, 2006.

(in millions of euros)	Italy	Europe	North America	Central and South America	Oceania	Africa	Adjstm. and eliminat.	Total for the Group
Sales revenues	592.1	171.4	648.1	163.7	218.4	178.2		1,971.9
Intra-Group revenues	(1.3)			(3.4)				(4.7)
Net sales revenues	590.8	171.4	648.1	160.3	218.4	178.2		1,967.2
EBITDA	37.3	11.3	54.1	22.6	15.0	19.4	0.1	159.8
as a % of net revenues	*6.3%*	*6.6%*	*8.3%*	*13.8%*	*6.9%*	*10.9%*		*8.1%*
Depreciation, amortization and writedowns of non-current assets	(13.8)	(7.0)	(11.5)	(7.6)	(5.8)	(3.3)		(49.0)
Other income and expense:								
- Legal fees paid in actions for damages and actions to void								(25.3)
- Restructuring costs								(7.2)
- Miscellaneous income and expense								(1.5)
EBIT								**76.8**
Financial income (expense), net								(37.6)
Interest in profit (loss) of companies valued by the equity method					1.3			1.3
PROFIT BEFORE TAXES								**40.5**
Income taxes								(24.1)
PROFIT (LOSS) FROM CONTINUING OPERATIONS								**16.4**
Profit (Loss) from discontinuing operations								0.6
PROFIT (LOSS) FOR THE PERIOD								**17.0**
Total operating assets	1,769.7	484.8	842.2	189.1	330.3	243.2	(18.3)	3,841.0
Total nonoperating assets								48.0
Total assets								**3,889.0**
Total operating liabilities	503.0	70.5	180.1	43.9	75.7	51.9	(18.3)	906.8
Total nonoperating liabilities								1,116.2
Total liabilities								**2,023.0**
Capital expenditures	9.5	7.2	4.6	3.5	4.2	6.0		35.0
Number of employees	2,735	2,762	3,099	3,629	1,554	2,174		15,953

With regard to the breakdown by product, the data shown below are provided exclusively for statistical purposes and do not reflect actual financial statement data. Up to this point, the Group has not established a governance structure to manage income statement or balance sheet data by product line.

(in millions of euros)	Milk	Produce	Fresh Dairy	Other products	Total for the Group
Sales revenues	1,138.5	134.8	608.1	85.7	1,967.2
EBITDA	87.5	14.3	56.9	1.0	159.8
as a % of net revenues	*7.7%*	*10.6%*	*9.4%*	*1.2%*	*8.1%*

Exchange Rates Used to Translate Financial Statements

Source: Italian Foreign Exchange Bureau

LOCAL CURRENCY FOR 1 EURO	ISO CODE	6/30/06 (end of period rate)	12/31/05 (end of period rate)	% change (end of period rate)	6/30/06 (average rate)	12/31/05 (average rate)	6/30/05 (average rate)
DOLLAR – AUSTRALIA	AUD	1.71170	1.61090	6.26%	1.65457	1.59820	1.66343
PULA – BOTSWANA	BWP	7.67440	6.48869	18.27%	6.79605	6.62799	6.03062
DOLLAR – CANADA	CAD	1.41320	1.37250	2.97%	1.39967	1.39567	1.58825
PESO – COLOMBIA	COP	3,313.64000	2,697.38000	22.85%	2,890.92667	2,715.02667	3,020.52500
PESO – DOMINICAN REPUBLIC	DOP	41.69470	40.21290	3.68%	40.67840	39.08030	36.19272
POUND – GREAT BRITAIN	GBP	0.69210	0.68530	0.99%	0.68715	0.67997	0.68609
PESO – MEXICO	MXN	14.37230	12.57520	14.29%	13.38738	12.73533	14.24243
METICAL – MOZAMBIQUE	MZM	31,930.00000	28,095.70000	13.65%	30,478.81667	30,723.80000	26,411.20000
CORDOBA ORO – NICARAGUA	NIO	22.41770	20.22380	10.85%	21.33738	20.03233	21.04618
LEU – ROMANIA	ROL						40,509.70000
NEW LEU – ROMANIA	RON	3.57030	3.68020	-2.99%	3.53968	3.63761	
RUBLE – RUSSIA	RUB	34.24000	33.92000	0.94%	34.00032	34.13280	35.94315
LILANGENI – SWAZILAND	SZL	9.18480	7.46420	23.05%	7.76677	7.76934	7.97837
DOLLAR – U.S.A.	USD	1.27130	1.17970	7.76%	1.22921	1.18854	1.28552
PESO – URUGUAY	UYU	30.26170	27.96490	8.21%	29.56298	27.96813	32.06555
BOLIVAR – VENEZUELA	VEB	2,729.86000	2,533.17000	7.76%	2,639.46667	2,552.16333	2,654.42000
RAND – SOUTH AFRICA	ZAR	9.18480	7.46420	23.05%	7.76677	7.76934	7.97837
KWACHA – ZAMBIA	ZMK	4,473.15000	4,034.45000	10.87%	4,048.65500	4,651.71667	5,977.20333

* The reporting currency of the companies located in Ecuador is the U.S. dollar.

Investments in Associates of the Parmalat S.p.A. Group

Company: Name / Head office	Type (1)	Curr.	Share capital: Amount	Tot. number of voting shares/ capital interests held	Equity investment: Held by	Number of shares/cap. interests	% (based on No. of shares/ cap. int.)	Group interest	Method of consolid. or valuation(2)
GROUP'S PARENT COMPANY									
PARMALAT SPA	PC	EUR	1,626,569,512						
Collecchio								100.000	L
EUROPE									
ITALY									
BONATTI SPA	C	EUR	28,813,404	572,674	Parmalat Spa	572,674	10.256		
Parma							10.256		C
BOSCHI LUIGI E FIGLI SPA in A.S.*	C	EUR	6,000,000	5,366,400	Parmalat Spa	5,366,400	89.440		
Fontanellato							89.440		C
CE.DI. SPEZIA SRL***	C	EUR	10,320	2,000	Parmalat Spa	2,000	100.000		
Collecchio							100.000		C
CE.PI.M SPA	C	EUR	n.d.	n.d.	Parmalat Spa		0.840		
							0.840		C
CENTRALE DEL LATTE DI ROMA SPA	C	EUR	37,736,000	5,661,400	Parmalat Spa	5,661,400	75.013		
Rome							75.013	75.0130	L
COMPAGNIA FINANZIARIA ALIMENTI SRL	LLP	EUR	10,000	9,946	Parmalat Spa	9,946	99.455		
Collecchio							99.455	99.4549	L
COMUNICAZIONE 2000 SRL	LLP	EUR	50,000	1	Parmalat Spa	11	33.340		
Collecchio							33.340		EM
DALMATA SRL	LLP	EUR	120,000	1	Parmalat Spa	11	100.000		
Collecchio							100.000	100.0000	L
FIORDILATTE SRL	LLP	EUR	10,000	4,000	Parmalat Spa	4,000	40.000		
Collecchio							40.000		EM
FOOD RECEIVABLES CORPORATION	LLP	EUR	41,339	20,256	Parmalat Spa	20,256	49.000		
SRL***							49.000		
Collecchio									EM
FRATELLI STRINI COSTR. MECC. SRL in	LLP	EUR	52,000	51,000	Parmalat Spa	51,000	51.000		
A.S.*							51.000		
Fontevivo									C
GELATERIA PARMALAT SRL***	LLP	EUR	100,000	100	Parmalat Spa	100	100.000		
Collecchio							100.000		C
GIGLIO SPA***	C	EUR	20,000,000	20,000,000	Parmalat Spa	20,000,000	100.000		
Reggio Emilia							100.000		C
IMPIANTI SPORTIVI PARMA SRL*	LLP	EUR	40,000	40,000	Parmalat Spa	40,000	100.000		
Parma							100.000		C
INTERLATTE SRL	LLP	EUR	130,000	123,500	Parmalat Spa	123,500	95.000		
Collecchio							95.000	95.0000	L
ITALCHEESE SPA – MAG. GEN.	C	EUR	1,630,000	1,630,000	Parmalat Spa	1,630,000	100.000		
REGGIANI							100.000		
Reggio Emilia								100.0000	L
LATTE SOLE SPA	C	EUR	3,230,074	6,211,680	Parmalat Spa	6,211,680	100.000		
Collecchio							100.000	100.0000	L
LUCANA CLUB PALLAVOLO FEMM.	LLP	EUR	10,400	10,400	Parmalat Spa	10,400	100.000		
SRL***							100.000		
Matera									C

*: co. under e. a. or noncore co. ** co. party to local composition-with-creditors proceedings *** co. in liquidation and subsidiaries
(1) C = Corporation; PC = Publicly traded corporation; LLP = Limited liability partnership; F = Foreign company
(2) L = Company consolidated line by line; C = Company valued at cost; EM = Company valued by the equity method; FV = Company valued at fair value

Company			Share capital	Equity Investment					
Name Head office	Type (1)	Curr.	Amount	Tot. number of voting shares/ capital interests held	Held by	Number of shares/cap. interests	% (based on No. of shares/ cap. int.)	Group interest	Method of consolid. or valuation(2)
MARGHERITA YOGURT SRL***	LLP	EUR	50,000	50,000	Parmalat Spa	50,000	100.000		
Rome							100.000		C
MARSH & CO SPA	C	EUR	260,000	2,400	Parmalat Spa	2,400	12.000		
Milan							12.000		C
PARMACQUA SRL	LLP	EUR	10,000	4,900	Parmalat Spa	4,900	49.000		
Sestri Levante							49.000		EM
PARMAFACTOR SPA	C	EUR	5,160,000	154,800	Parmalat Spa	154,800	30.000		
Milan							30.000		EM
PARMALAT DISTRIBUZIONE ALIMENTI	LLP	EUR	1,000,000	1	Parmalat Spa	1	100.000		
SRL							100.000		
Collecchio								100.0000	L
P.V.F. MATERA CLUB SRL***	LLP	EUR	72,157	71,842	Lucana Club Pallav. Femm.	71,842	99.563		
Matera					Srl		99.563		C
SARAL SRL***	LLP	EUR	128,750	2 q.i.	Parmalat Spa		100.000		
Collecchio							100.000		C
SOGEAP SPA	C	EUR	n.d.	n.d.	Parmalat Spa	n.d.	5.050		
Parma							5.050		C
AUSTRIA									
PARMALAT AUSTRIA GMBH	F	EUR	36,337	1	Parmalat Spa	1	100.000		
Vienna							100.000	100.0000	L
BELGIO									
PARMALAT BELGIUM SA	F	EUR	1,000,000	40,000	Parmalat Spa	40,000	100.000		
Brussels							100.000	100.0000	L
FRANCE									
PARMALAT FRANCE SA***	F	EUR	6,539,200	8,173,940	Parmalat Spa	8,173,940	99.999		
Bretteville-Caen							99.999		C
SOCIETE FROMAGERE D'ATHIS SA***	F	EUR	60,000	3,800	Parmalat France Sa	3,800	95.000		
Athis de l'Orne							95.000		C
GERMANY									
DEUTSCHE PARMALAT GMBH in A.S.*	F	EUR	4,400,000	4,400,000	Parmalat Spa	4,400,000	100.000		
Weissenhorn							100.000		C
PARMALAT MOLKEREI GMBH in A.S.*	F	EUR	600,000	540,000	Deutsche Parmalat Gmbh in	540,000	90.000		
Gransee					AS		90.000		C
GREAT BRITAIN									
AULT FOOD (UK) LIMITED**	F	GBP	150,002	150,002	Parmalat Food Holdings (UK) Ltd	150,002	100.000		
London							100.000		C
CANADIAN CHEESE HOLDINGS LTD	F	GBP	58,823	27,060	Parmalat Dairy and Bakery	27,060	46.002		
(UK)***					Inc.		46.002		
London									EM
FOOD CONSULTING SERVICES LIMITED*	F	GBP	2,000	2,000	Curcastle Corporation nv	2,000	100.000		
Douglas							100.000		C
PARMALAT DAIRIES (UK) LIMITED**	F	GBP	2,222,156	2,222,156	Parmalat Food Holdings (UK) Ltd	2,222,156	100.000		
Mildenhall							100.000		C
PARMALAT FOOD HOLDINGS (UK)	F	GBP	142,794,926	142,794,926	Parmalat Spa	140,814,926	98.613		
LIMITED**					Parmalat Dairy and Bakery	1,980,000	1.387		
London					Inc.		100.000		C

*: co. under e. a. or noncore co. ** co. party to local composition-with-creditors proceedings *** co. in liquidation and subsidiaries
(1) C = Corporation; PC = Publicly traded corporation; LLP = Limited liability partnership; F = Foreign company
(2) L = Company consolidated line by line; C = Company valued at cost; EM = Company valued by the equity method; FV = Company valued at fair value

Company Name Head office	Type (1)	Curr.	Share capital Amount	Tot. number of voting shares/ capital interests held	Equity Investment Held by	Number of shares/cap. interests	% (based on No. of shares/ cap. Int.)	Group interest	Method of consolid. or valu-ation(2)
PARMALAT FOOD IMPORTS (UK)	F	GBP	119,407	119,407	Parmalat Food Holdings (UK) Ltd	119,407	100.000		
LIMITED**							100.000		
Egham									C
VALUETUNING LTD	F	GBP	162,928,224	162,928,224	Dalmata srl	162,928,224	100.000		
London							100.000	100.0000	L
PORTUGAL									
BECO FINO ACTIVIDADES HOTELEIRAS	F	EUR	184,555	184,455	Gelateria Parmalat Srl	184,455	99.946		
LTDA***							99.946		
Cascais									C
CLESA PORTUGUESA IND. DE	F	EUR	748,500	150,000	Parmalat Espana sa	150,000	100.000		
LATICINIOS SA							100.000		
Vila Nova de Famalicao								100.0000	L
F.I.T. FOMENTO E INDUSTRIA DO	F	EUR	11,933,086	2,379,706	Italagro sa	2,379,706	99.511		
TOMATE SA*							99.511		
Aguas de Moura									C
ITALAGRO SA*	F	EUR	8,978,008	1,739,300	Boschi Luigi e Figli Spa in AS	1,739,300	96.671		
Castanheira do Ribatejo							96.671		C
PARMALAT PORTUGAL PROD. ALIMENT.	F	EUR	11,651,450.04	11,651,450.04	Parmalat Spa	11,646,450	99.957		
LDA					Parmalat Distribuz. Alim. Srl	1,500	0.013		
Sintra					Latte Sole S.p.A.	3,500	0.030		
							100.000	100.0000	L
ROMANIA									
LA SANTAMARA SRL	F	RON	6,667.50	635	Parmalat Spa	535	84.252		
Baia Mare					Parmalat Romania sa	100	15.748		
							100.000	95.8045	L
PARMALAT ROMANIA SA	F	RON	26,089,760	1,913,911	Parmalat Spa	1,913,911	73.359		
Comuna Tunari							73.359	73.3587	L
RUSSIA									
OAO BELGORODSKIJ MOLOCNIJ	F	RUB	67,123,000	43,528,000	Parmalat Spa	43,528,000	64.848		
KOMBINAT							64.848		
Belgorod								64.8481	L
OOO DEKALAT	F	RUB	100,000	1	Parmalat Spa	1	100.000		
Saint Petersburg							100.000	100.0000	L
OOO FARM	F	RUB	80,891,950	80,891,950	Parmalat Spa	80,891,950	100.000		
Nizhnij Novgorod							100.000	100.0000	L
OOO PARMALAT EAST	F	RUB	42,147,000	2	Parmalat Spa	2	100.000		
Moscow							100.000	100.0000	L
OOO PARMALAT MK	F	RUB	124,000	1	Parmalat Spa	1	100.000		
Moscow							100.000	100.0000	L
OOO PARMALAT SNG	F	RUB	152,750	2	Parmalat Spa	2	100.000		
Moscow							100.000	100.0000	L
OOO TRADE HOUSE 4 SEASONS	F	RUB	15,000	1	OAO Belgorodskij Moloc.	1	100.000		
Belgorod					Komb		100.000	64.8481	L
OOO URALLAT	F	RUB	129,618,210	1	Parmalat Spa	1	100.000		
Berezovsky							100.000	100.0000	L
SLOVAKIA									
MLIEKOTEJ SRO**	F	SKK	200,000	1	Parmalat Hungaria RT	1	100.000		
Bratislava							100.000	100.0000	C

*: co. under e. a. or noncore co. ** co. party to local composition-with-creditors proceedings *** co. in liquidation and subsidiaries
(1) C = Corporation; PC = Publicly traded corporation; LLP = Limited liability partnership; F = Foreign company
(2) L = Company consolidated line by line; C = Company valued at cost; EM = Company valued by the equity method; FV = Company valued at fair value

Company			Share capital		Equity investment				
Name Head office	Type (1)	Curr.	Amount	Tot. number of voting shares/ capital interests held	Held by	Number of shares/cap. interests	% (based on No. of shares/ cap. int.)	Group interest	Method of consolid. or valuation[2]
SPAIN									
ARILCA SA	F	EUR	270,455	448	Parmalat Spa	448	100.000		
Madrid							100.000	100.0000	L
BASCONES DEL AGUA SA	F	EUR	3,005,000	50,000	Parmalat Espana sa	47,500	95.000		
Madrid					Letona sa	2,500	5,000		
							100.000	100.0000	L
CLESA HELADOS SL	F	EUR	14,427,297	14,427,297	Parmalat Espana sa	14,427,297	100.000		
Madrid							100.000	100.0000	L
PARMALAT ESPANA SA	F	EUR	9,291,647	309,200	Parmalat Spa	289,213	93.536		
Madrid					Compania Agric. y Forestal sa	19,987	6.464		
							100.000	100.0000	L
COMPANIA AGRICOLA Y FORESTAL SA	F	EUR	339,541	56,496	Parmalat Spa	56,496	100.000		
Madrid							100.000	100.0000	L
ENERLASA SA	F	EUR	1,021,700	9,350	Parmalat Espana sa	9,350	55.000		
Madrid							55.000	55.0000	L
LETONA SA	F	EUR	4,507,500	75,000	Parmalat Espana sa	75,000	100.000		
Bacelona							100.000	100.0000	L
SWITZERLAND									
PARMALAT INTERNATIONAL SA***	F	CHF	150,000	150	Parmalat Spa	150	100.000		
Lugano							100.000		C
HUNGARY									
PARMALAT HUNGARIA RT***	F	HUF	1,385,980,000	138,418,990	Parmalat Spa	138,418,990	99.87		
Szekesfehervar							99.87		C
PDBI LIQUIDITY MANAGEM. HUNGARY LLC***	F	USD	26,000	1	Parmalat Dairy & Bakery Inc	1	100.000		
							100.000		
Varkonyi									C
NORTH AMERICA									
CANADA									
2975483 CANADA INC.	F	CAD	100	100	Parmalat Dairy and Bakery Inc	100	100.000		
Toronto							100.000	100.0000	L
3782581 CANADA INC.	F	CAD	100	100	Parmalat Holdings Limited	100	100.000		
Toronto							100.000	100.0000	L
CRINGLE HOLDINGS LTD	F	CAD	691,453	691,453	Parmalat Dairy & Bakery Inc	691,453	100.000		
Calgary							100.000	100.0000	L
9161–5849 QUEBEC INC. (formerly Eaux VivesHurricana)**	F	CAD	17,910,400	600,000 comm.	Parmalat Holdings Ltd	600,000	60.000		
				1 preferred	Parmalat Holdings Ltd		0.000		
St Matthieu d'Hurricana							60.000		C
LACTANTIA LIMITED	F	CAD	5	89,259	Parmalat Dairy and Bakery Inc	89,259	100.000		
Toronto							100.000	100.0000	L
9161 – 5286 QUEBEC INC. ((formerly Les SourcesPerigny)**	F	CAD	1,567,966	7,806	9161-5849 Quebec Inc	7,806	100.000		
							100.000		
St Matthieu d'Hurricana									C
PARMALAT HOLDINGS LIMITED	F	CAD	878,479,550	744,019 Class A	Parmalat Spa	744,019	84.700		
Toronto				134,460 Class B	Parmalat Spa	134,460	15,300		
							100.000	100.0000	L
PARMALAT DAIRY & BAKERY INC.	F	CAD	635,260,550	Priv. 9,519,036	Parmalat Holdings Limited	9,519,036	100.000		
Toronto				Ord. 569	3782581 Canada Inc.	569	0.000		
							100.000	100.0000	L

*: co. under e. a. or noncore co. ** co. party to local composition-with-creditors proceedings *** co. in liquidation and subsidiaries
(1) C = Corporation; PC = Publicly traded corporation; LLP = Limited liability partnership; F = Foreign company
(2) L = Company consolidated line by line; C = Company valued at cost; EM = Company valued by the equity method; FV = Company valued at fair value

Company: Name / Head office	Type (1)	Curr.	Share capital: Amount	Tot. number of voting shares/ capital interests held	Equity Investment: Held by	Number of shares/cap. interests	% (based on No. of shares/ cap. int.)	Group Interest	Method of consolid. or valuation[2]
THE GEORGE CRINGLE-PALM DAIRIES	F	CAD	1	3	Parmalat Dairy & Bakery Inc	3	100.000		
RESEARCH FOUNDATION									
Calgary							100.000	100.0000	L
UNITED STATES OF AMERICA									
41902 DELAWARE INC. (form. EVH USA)**	F	USD	1	1	9161-5849 Quebec Inc.	1	100.000		
Wilmington							100.000		C
MEXICO									
PARMALAT DE MEXICO S.A. de C.V.	F	MXN	390,261,812	390,261,812	Parmalat Spa	390,261,812	100.000		
Jalisco							100.000	100.0000	L
CENTRAL AMERICA									
BRITISH VIRGIN ISLANDS									
ECUADORIAN FOODS COMPANY INC	F	USD	50,000	25,500	Parmalat Spa	25,500	51.000		
Tortola							51.000	51.0000	L
COSTA RICA									
LACTEOS AMERICANOS LACT.AM. SA*	F	CRC	12,000	12	Parmalat Centroamerica sa	12	100.000		
San José							100.000		C
PARMALECHE DE COSTARICA SA*	F	CRC	10,000	10	Parmalat Spa	10	100.000		
San José							100.000		
CUBA									
CITRUS INTERNATIONAL CORPORATION	F	USD	11,400,000	627	Parmalat Spa	627	55.000		
SA							55.000		
Pinar del Rio								55.0000	L
EL SALVADOR									
LACTEOS SAN MIGUEL S.A. DE C.V.*	F	SVC	100,000	1,000	Parmalat Centroamerica sa	999	99.900		
San Salvador					Lacteos Americanos sa	1	0.100		
							100.000		C
GUATEMALA									
COMERCIALIZADORA SAN ISIDRO SA	F	GTQ	5,000	10	Parmalat Centroamerica sa	9	90.000		
Guatemala					Lacteos San Miguel sa de cv	1	10.000		
							100.000	45.9000	L
NICARAGUA									
PARMALAT NICARAGUA SA	F	NIO	2,000,000	2,000	Parmalat Spa	57	2.850		
Managua					Curcastle Corporation nv	1,943	97.150		
							100.000	100.0000	L
PARMALAT CENTROAMERICA SA	F	NIO	4,000,000		Parmalat Nicaragua sa		51.000		
Managua							51.000	51.000	L
DOMINICAN REPUBLIC									
PARMALAT DEL CARIBE SA*	F	DOP	3,390,000	33,893	Curcastle Corporation nv	33,893	99.979		
Santo Domingo							99.979		C
SOUTH AMERICA									
NETHERLANDS ANTILLES									
CURCASTLE CORPORATION NV	F	USD	6,000	6,000	Parmalat Austria gmbh	6,000	100.000		
Willemstad							100.000	100.0000	L
ZILPA CORPORATION NV	F	USD	6,000	6,000	Curcastle Corporation nv	6,000	100.000		
Willemstad							100.000	100.0000	L

*: co. under e. a. or noncore co. ** co. party to local composition-with-creditors proceedings *** co. in liquidation and subsidiaries
(1) C = Corporation; PC = Publicly traded corporation; LLP = Limited liability partnership; F = Foreign company
(2) L = Company consolidated line by line; C = Company valued at cost; EM = Company valued by the equity method; FV = Company valued at fair value

Company			Share capital		Equity investment				
Name Head office	Type (1)	Curr.	Amount	Tot. number of voting shares/ capital interests held	Held by	Number of shares/cap. interests	% (based on No. of shares/ cap. int.)	Group interest	Method of consolid. or valuation(2)
BRAZIL									
GELATERIA PARMALAT LTDA**	F	BRL	10,131,767	10,131,767	Gelateria Parmalat Srl	330,847	3.265		
São Paulo					PPL Particip do Brasil ltda	9,800,920	96.735		
							100.000		C
ITC-COMERCIO INT. DO BRASIL LTDA**	F	BRL	22,985,352	22,985,352	PPL Particip do Brasil ltda	22,985,350	99.999		
São Paulo					PEAPAR Empr e Admin ltda	2	0.001		
							100.000		C
PARMALAT ADMIN E PART DO BRASIL**	F	BRL	1,000,000	999,999	Parmalat Spa	810,348	81.035		
São Paulo					Parmalat Food Holdings (UK) ltd	189,651	18.965		
							100.000		C
PARMALAT BRASIL SA IND. DE ALIMENTOS**	F	BRL		5,328,885	PEAPAR Empr e Admin ltda	5,328,885	1.521		
							1.521		
São Paulo									C
PEAPAR EMPREEND. E ADM. LTDA**	F	BRL	1,443,660,566	1,181,177,020	PPL Particip do Brasil ltda	1,181,177,020	81.818		
San Paolo							81.818		C
PPL PARTICIPACOES DO BRASIL LTDA**	F	BRL	1,271,257,235	1,271,257,235	Parmalat Spa	1,177,921,807	92.66		
São Paulo					Parmalat Food Holdings (UK) ltd	93,335,428	7.340		
							100.000		C
SEIB-SOC. EXPORT E IMPORT DE BENS LTDA**	F	BRL	15,658,112	15,658,112	PPL Particip do Brasil ltda	15,658,110	99.999		
					PEAPAR Empr e Admin ltda	2	0.001		
São Paulo							100.000		C
CHILE									
PARMALAT CHILE SA**	F	CLP	13,267,315,372	2,096,083	Parmalat Spa	2,096,083	99.999		
Santiago							99.999		C
COLOMBIA									
GELATERIA PARMALAT COLOMBIA LTDA***	F	COP	32,480,000	16,240	Gelateria Parmalat Srl	15,240	93.842		
					Parmalat Colombia Ltda	10	0.062		
Santafé de Bogotá					Parmalat Spa	990	6.096		
							100.000		C
PARMALAT COLOMBIA LTDA	F	COP	20,466,360,000	20,466,360	Parmalat Spa	18,621,581	90.986		
Santafé de Bogotá					PPL Particip do Brasil Ltda	1,844,779	9.014		
							100.000	90.9860	L
PROCESADORA DE LECHES SA	F	COP	173,062,136	138,036,745	Parmalat Spa	131,212,931	94.773		
(Proleche sa)					Dalmata Srl	4,101,258	2.962		
Medellin					Parmalat Colombia Ltda	2,722,556	1.966		
							99.701		
								99.5242	L
ECUADOR									
LECHE COTOPAXI COMPANIA.DE ECONOMIA MIXTA LECOCEM	F	USD	6,167,720	154,021,745	Parmalat del Ecuador sa	6,160,870	99.889		
Latacunga							99.889	99.8889	L
PARMALAT DEL ECUADOR SA	F	USD	345,344	8,633,599	Parmalat Spa	8,633,599	100.000		
Quito							100.000	100.0000	L
PRODUCTOS LACTEOS CUENCA SA PROLACEM	F	USD	35,920	872,732	Ecuadorian Foods Co. Inc	872,732	97.185		
Cuenca							97.185	49.5644	L

*: co. under e. a. or noncore co. ** co. party to local composition-with-creditors proceedings *** co. in liquidation and subsidiaries
(1) C = Corporation; PC = Publicly traded corporation; LLP = Limited liability partnership; F = Foreign company
(2) L = Company consolidated line by line; C = Company valued at cost; EM = Company valued by the equity method; FV = Company valued at fair value

Company			Share capital	Equity investment					
Name Head office	Type (1)	Curr.	Amount	Tot. number of voting shares/ capital interests held	Held by	Number of shares/cap. interests	% (based on No. of shares/ cap. int.)	Group interest	Method of consolid. or valuation[(2)]
PARAGUAY									
PARMALAT PARAGUAY SA*	F	PYG	9,730,000,000	9,632	Parmalat Spa	9,632	98.993		
Asuncion							98.993		C
URUGUAY									
AIRETCAL SA*	F	UYU	9,198,000	9,198,000	Parmalat Spa	9,198,000	100.000		
Montevideo							100.000		C
GELATERIA PARMALAT URUGUAY SA***	F	UYU	262,500	262,500	Gelateria Parmalat Srl	236,250	90.000		
Montevideo					Parmalat Spa	26,250	10.000		
							100.000		C
PARMALAT TRADING SOUTH AMERICA*	F	UYU	400,000	400,000	Parmalat Spa	400,000	100.000		
Montevideo							100.000		C
WISHAW TRADING SA*	F	USD	30,000	300	Parmalat Spa	50	16.667		
Montevideo					PPL Partcip do Brasil ltda	70	23.333		
					Parmalat Paraguay sa	90	30.000		
					Parmalat de Venezuela ca	90	30.000		
							100.000		C
VENEZUELA									
DISTRIBUIDORA MIXTA DE ALIMENTOS CA (DISMALCA)	F	VEB	3,300,000	3,300	Indu.Lac.Venezol. ca-Indulac	3,300	100.000		
Caracas							100.000	98.8202	L
FRUTICOLA MONTALBAN CA	F	VEB	25,522,000	255,220	Indu.Lac.Venezol. ca-Indulac	255,220	100.000		
Caracas							100.000	98.8202	L
FRUTICOLA SANTA CRUZ CA	F	VEB	64,062,000	640,620	Indu.Lac.Venezol. ca-Indulac	640,620	100.000		
Caracas							100.000	98.8202	L
GELATERIA PARMALAT DE VENEZUELA CA***	F	VEB	10,000,000	10,000	Gelateria Parmalat Srl	9,000	90.000		
					Parmalat Spa	1,000	10,000		
Caracas							100.000		C
INDUSTRIA LACTEA VENEZOLANA CA (INDULAC)	F	VEB	34,720,471,600	343,108,495	Parmalat de Venezuela ca	343,108,495	98.820		
Caracas							98.820	98.8202	L
PARMALAT DE VENEZUELA CA	F	VEB	2,324,134,000	2,324,134	Parmalat Spa	2,324,134	100.000		
Caracas							100.000	100.0000	L
PASTEURIZADORA NATURA SA (PANASA)	F	VEB	92,000,000	10,436	Indu.Lac.Venezol. ca-Indulac	10,436	11.343		
							11.343		
Barcelona-Venezuela									C
QUESOS NACIONALES CA QUENACA	F	VEB	3,000,000,000	3,000,000	Indu.Lac.Venezol. ca-Indulac	3,000,000	100.000		
Caracas							100.000	98.8202	L
AFRICA									
BOTSWANA									
PARMALAT BOTSWANA (PTY) LTD	F	BWP	3,000	2,900	Parmalat Africa Ltd	2,900	96.667		
Gaborone							96.667	96.6670	L
MAURITIUS									
PARMALAT AFRICA LIMITED	F	USD	55,982,304	55,982,304	Parmalat Austria gmbh	53,560,373	95.674		
Port Louis					Parmalat Spa	2,421,931	4.326		
							100.000	100.0000	L

*: co. under e. a. or noncore co. ** co. party to local composition-with-creditors proceedings *** co. in liquidation and subsidiaries
(1) C = Corporation; PC = Publicly traded corporation; LLP = Limited liability partnership; F = Foreign company
(2) L = Company consolidated line by line; C = Company valued at cost; EM = Company valued by the equity method; FV = Company valued at fair value

Company Name Head office	Type (1)	Curr.	Share capital Amount	Tot. number of voting shares/ capital interests held	Equity investment Held by	Number of shares/cap. Interests	% (based on No. of shares/ cap. Int.)	Group interest	Method of consolid. or valu-ation[2]
MOZAMBIQUE									
PARMALAT MOZAMBIQUE - PROD ALIMEN LDA	F	MZM	18,910,800,000	18,909,300,000	Parmalat Africa Ltd	18,909,300,000	99.992		
							99.992		
Maputo								99.9920	L
PARMALAT PRODUTOS ALIMENTARES SARL	F	MZM	57,841,500,000	536,415	Parmalat Mozambique P.A. Lda	168,000	29.045		
					Parmalat Africa Ltd	368,415	63.694		
Matola							92.739		
								92.7367	L
SOUTH AFRICA									
DUN ROBIN PRODUCTS (PTY) LIMITED	F	ZAR	1,000	100,000	Parmalat Africa Ltd	100,000	100.000		
Stellenbosch							100.000	100.0000	L
PARMALAT FOOD INDUSTRIES SOUTH AFRICA (PTY) LTD	F	ZAR	4,000	4,000	Parmalat Austria gmbh	4,000	100.000		
Stellenbosch							100.000	100.0000	L
PARMALAT SOUTH AFRICA (PTY) LTD	F	ZAR	1,220,100	122,010,000	Parmalat Africa Ltd	122,010,000	100.000		
Stellenbosch							100.000	100.0000	L
PRIMA DOLCE (PTY) LTD	F	ZAR	1,000	10,000	Parmalat South Africa (Pty) Ltd	10,000	100.000		
Stellenbosch							100.000		
								100.0000	L
SWAZILAND									
PARMALAT SWAZILAND (PTY) LTD	F	SZL	100	60	Parmalat Africa Ltd	60	60.000		
Mbabane							60.000	60.0000	L
ZAMBIA									
PARMALAT ZAMBIA LIMITED	F	ZMK	27,280,000	19,505,200	Parmalat Africa Ltd	19,505,200	71.500		
Lusaka							71.500	71.5000	L
ASIA									
CHINA									
PARMALAT (ZHAODONG) DAIRY CORP. LTD*	F	CNY	56,517,260	53,301,760	Parmalat Spa	53,301,760	94.311		
							94.311		
Zhaodong									C
SHANGHAI YONG AND DAIRY COMPANY LTD	F	CNY	14,322,425	25	Pauls Victoria Limited	25	25.000		
							25.000		
Shanghai									EM
INDIA									
SWOJAS ENERGY FOODS LIMITED**	F	INR	309,626,500	21,624,311	Parmalat Spa	21,624,311	69.840		
Shivajinagar							69.840		C
INDONESIA									
PT PARMALAT INDONESIA***	F	IDR	1,507,500,000	97,500	Parmalat Australia Ltd	97,500	65.000		
Jakarta							65.000		C

*: co. under e. a. or noncore co. ** co. party to local composition-with-creditors proceedings *** co. in liquidation and subsidiaries
(1) C = Corporation; PC = Publicly traded corporation; LLP = Limited liability partnership; F = Foreign company
(2) L = Company consolidated line by line; C = Company valued at cost; EM = Company valued by the equity method; FV = Company valued at fair value

Company			Share capital		Equity investment				
Name Head office	Type (1)	Curr.	Amount	Tot. number of voting shares/ capital interests held	Held by	Number of shares/cap. interests	% (based on No. of shares/ cap. int.)	Group interest	Method of consolid. or valuation(2)
THAILAND									
PARMALAT ASIA (EWP) LIMITED*	F	THB	30,850,000	308,500	Parmalat Australia Ltd	308,494	99.998		
Bangkok					Pauls Foods Pty Ltd	1	0.000		
					Pauls Ice Cream & Milk Pty	1	0.000		
					Ltd	1	0.000		
					Pauls Trading Ltd	1	0.000		
					Port Curtis Dairy Pty Ltd	1	0.000		
					Dairyfields Pty Ltd	1	0.000		
					Gold Coast Milk Ltd		100.000		
									C
OCEANIA									
AUSTRALIA									
BEAUDESERT MILK PTY LTD	F	AUD	3,000	1,500 Class A	Gold Coast Milk Pty Ltd	2,999	99.967		
Labrador				1,500 Class B	Dairyfields Pty Ltd	1	0.033		
							100.000	100.0000	L
BENDIGO MOULDERS PTY LTD	F	AUD	100	100	Parmalat Australia ltd	100	100.000		
South Brisbane							100.000	100.0000	L
BUTTER PRODUCERS CO-OPERATIVE	F	AUD	8,305,106	1,928,970	Port Curtis Dairy Pty Ltd	1,600,917	19.276		
FED LTD					Dairyfields Pty Ltd	328,053	3.950		
Hamilton							23.226		EM
DAIRYFIELDS PTY LTD	F	AUD	3,572,428	3,511,594	Pauls Trading Pty Ltd	3,511,594	100.000		
Labrador							100.000	100.0000	L
FIELDCO PTY LTD	F	AUD	100	50	Pauls Trading Pty Ltd	22	22.000		
Labrador					Dairyfields Pty Ltd	28	28.000		
							50.000		EM
GELATERIA PARMALAT PTY LTD***	F	AUD	500,000	500,000	Gelateria Parmalat Srl	500,000	100.000		
South Brisbane							100.000		C
GOLD COAST MILK PTY LTD	F	AUD	570,000	285,000	Pauls Trading Pty Ltd	114,000	40.000		
South Brisbane					Dairyfields Pty Ltd	171,000	60.000		
							100.000	100.0000	L
HABERFIELDS DAIRY PTY LIMITED	F	AUD	50	40 ord.	Parmalat Pacific Holding Pty	50	100.000		
South Brisbane				10 priv.	Ltd		100.000		
								100.0000	L
MONTAGUE MOULDERS PTY LTD	F	AUD	200	160	Parmalat Australia ltd	137	68.500		
South Brisbane					Dairyfields Pty Ltd	23	11.500		
							80.000	80.0000	L
NORCOFIELDS PTY LTD	F	AUD	100	50	Pauls Trading Pty Ltd	22	22.000		
Labrador					Dairyfields Pty Ltd	28	28.000		
							50.000		EM
PARMALAT AUSTRALIA LTD	F	AUD	122,519,504	82,345,352	Parmalat Pacific Holding Pty	82,345,352	100.000		
South Brisbane					Ltd		100.000	100.0000	L
PARMALAT FOODS AUSTRALIA PTY	F	AUD	70	60 ord.	Parmalat Pacific Holding Pty	70	100.000		
LIMITED				10 priv.	Ltd		100.000		
South Brisbane								100.0000	L
PARMALAT PACIFIC HOLDING PTY LTD	F	AUD	522,932,237	322,618,866	Parmalat Belgium sa	322,618,866	100.000		
South Brisbane				ord.	Parmalat Spa	200,313,371	0.000		
				200,313,371 pr.			100.000		
								100.0000	L

*: co. under e. a. or noncore co. ** co. party to local composition-with-creditors proceedings *** co. in liquidation and subsidiaries
(1) C = Corporation; PC = Publicly traded corporation; LLP = Limited liability partnership; F = Foreign company
(2) L = Company consolidated line by line; C = Company valued at cost; EM = Company valued by the equity method; FV = Company valued at fair value

Company			Share capital		Equity Investment				
Name Head office	Type (1)	Curr.	Amount	Tot. number of voting shares/ capital interests held	Held by	Number of shares/cap. interests	% (based on No. of shares/ cap. int.)	Group Interest	Method of consolid. or valu-ation(2)
PAULS (N.T.) PTY LTD	F	AUD	200,000	400,000	Parmalat Australia ltd	400,000	100.000		
South Brisbane							100.000	100.0000	L
PAULS DAIRY EXPRESS (MACKAY) PTY	F	AUD	100	100	Parmalat Australia ltd	100	100.000		
LTD							100.000		
South Brisbane								100.0000	L
PAULS EMPLOYEE SHARE PLAN PTY	F	AUD	18	9	Parmalat Australia ltd	9	100.000		
LTD							100.000		
South Brisbane								100.0000	L
PAULS FOODS PTY LTD	F	AUD	286,000	143,000	Parmalat Australia ltd	142,996	99.996		
South Brisbane					Pauls (N.T.) Pty Ltd	1	0.001		
					Pauls Trading Pty Ltd	1	0.001		
					Peters Artic Delicacy Co.Pty	1	0.001		
					Ltd	1	0.001		
					Suncoast Milk Pty Ltd		100.000		
								100.0000	L
PAULS ICE CREAM & MILK PTY LTD	F	AUD	606,038	302,027	Parmalat Australia ltd	302,023	99.996		
South Brisbane					Pauls (N.T.) Pty Ltd	1	0.001		
					Pauls Trading Pty Ltd	1	0.001		
					Peters Artic Delicacy Co Pty	1	0.001		
					Ltd	1	0.001		
					Suncoast Milk Pty Ltd		100.000		
								100.0000	L
PAULS PTY LTD	F	AUD	1	1	Parmalat Australia ltd	1	100.000		
South Brisbane							100.000	100.0000	L
PAULS TRADING PTY LTD	F	AUD	2	2	Parmalat Australia ltd	2	100.000		
South Brisbane							100.000	100.0000	L
PAULS VICTORIA LIMITED	F	AUD	23,234,773	24,753,731	Parmalat Australia ltd	24,753,729	100.000		
Rowville					Pauls Trading Pty Ltd	2	0.000		
							100.000	100.0000	L
PETERS ARTIC DELICACY COMPANY	F	AUD	916,034	1,832,068	Parmalat Australia ltd	1,832,064	100.000		
PTY LTD					Pauls (N.T.) Pty Ltd	1	0.000		
South Brisbane					Pauls Foods Pty Ltd	1	0.000		
					Pauls Ice Cream & Milk Pty	1	0.000		
					Ltd	1	0.000		
					Pauls Trading Pty Ltd		100.000		
								100.0000	L
PETERS MILK PTY LTD	F	AUD	41,504	20,752	Peters Artic Delicacy Co Pty	20,748	99.980		
South Brisbane					Ltd	1	0.005		
					Pauls (N.T.) Pty Ltd	1	0.005		
					Pauls Foods Pty Ltd	1	0.005		
					Pauls Ice Cream & Milk Pty	1	0.005		
					Ltd		100.000		
					Pauls Trading Pty Ltd				
								100.0000	L
PORT CURTIS DAIRY PTY LTD	F	AUD	2,578,140	1,289,070	Parmalat Australia ltd	1,289,070	100.000		
South Brisbane							100.000	100.0000	L

*: co. under e. a. or noncore co. ** co. party to local composition-with-creditors proceedings *** co. in liquidation and subsidiaries
(1) C = Corporation; PC = Publicly traded corporation; LLP = Limited liability partnership; F = Foreign company
(2) L = Company consolidated line by line; C = Company valued at cost; EM = Company valued by the equity method; FV = Company valued at fair value

Company Name Head office	Share capital Type (1)	Curr.	Amount	Tot. number of voting shares/ capital interests held	Equity investment Held by	Number of shares/cap. interests	% (based on No. of shares/ cap. int.)	Group interest	Method of consolid. or valu-ation[2]
PORT CURTIS MOULDERS PTY LTD South Brisbane	F	AUD	200	155	Parmalat Australia ltd	90	45.000		
					Port Curtis Dairy Pty Ltd	50	25.000		
					Dairyfields Pty Ltd	15	7.500		
							77.500	77.5000	L
Q.U.F. INDUSTRIES PTY LTD South Brisbane	F	AUD	2	2	Parmalat Australia ltd	2	100.000		
							100.000	100.0000	L
SANDHURST FARMS PROPERTIES PTY LTD South Brisbane	F	AUD	920,000	920,000	Parmalat Australia ltd	920,000	100.000		
							100.000	100.0000	L
SUNCOAST MILK PTY LTD South Brisbane	F	AUD	50,000	25,000	Peters Artic Delicacy Co. pty ltd	25,000	100.000		
							100.000	100.0000	L
SWAN HILL MILK DISTRIBUTORS PTY LTD Victoria	F	AUD	200	200	Parmalat Australia ltd	200	100.000		
							100.000	100.0000	L
SWISSFIELD CHEESES PTY LIMITED South Brisbane	F	AUD	108,012	108,000 comm.	Parmalat Foods Australia pty ltd	108,000	100.000		
				12 preferred		12	0.000		
							100.000	100.0000	L
THE ALL AUSTRALIAN DAIRY COMPANY PTY LTD Labrador	F	AUD	1,000	1,000	Dairyfields Pty Ltd	1,000	100.000		
							100.000	100.0000	L
THE FIELDCO TRUST Labrador	F	AUD	2,689,483	1,344,741	Pauls Trading Pty Ltd	591,686	22.000		
					Dairyfields Pty Ltd	753,055	28.000		
							50.000		EM
THE NORCOFIELD TRUST Labrador	F	AUD	525,273	262,636	Pauls Trading Pty Ltd	115,560	22.000		
					Dairyfields Pty Ltd	147,076	28.000		
							50.000		EM

Available for Sale Investments

Company Name Head office	Share capital Type (1)	Curr.	Amount	Tot. number of voting shares/ capital interests held	Equity investment Held by	Number of shares/cap. interests	% (based on No. of shares/ cap. int.	Group interest	Method of consolid. or valu-ation[2]
AUSTRALIA									
NORCO-PAULS MILK PARTNERSHIP Labrador	EF	AUD	0	50	Pauls Trading Pty Ltd	22	22.000		
					Dairyfields Pty Ltd	28	28.000		
							50.000		FV

*: co. under e. a. or noncore co. ** co. party to local composition-with-creditors proceedings *** co. in liquidation and subsidiaries
(1) C = Corporation; PC = Publicly traded corporation; LLP = Limited liability partnership; F = Foreign company
(2) L = Company consolidated line by line; C = Company valued at cost; EM = Company valued by the equity method; FV = Company valued at fair value

Companies Added to the Parmalat Group

Company	Country	Reason	Method of consolidation
Parmalat Centroamerica sa	Nicaragua	Newly established	Line by line

Companies Removed from the Parmalat Group

Company	Country	Reason	Method of consolidation
Questwave Limited	Great Britain	Closed	Equity method
Bonnita Holdings (Pty) Ltd	Mauritius	Closed	Cost
Batavia sa	Brazil	Sold	Cost

The Chairman
Mr Raffaele Picella

The Chief Executive Officer
Mr Enrico Bondi

Report of the Independent Auditors

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers SpA

AUDITORS' REPORT ON THE LIMITED REVIEW OF THE INTERIM FINANCIAL REPORTING FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2006 PREPARED IN ACCORDANCE WITH ARTICLE 81 OF CONSOB REGULATION APPROVED BY RESOLUTION No. 11971 OF 14 MAY 1999 AND SUBSEQUENT AMENDMENTS AND INTEGRATIONS

To the Shareholders of
Parmalat SpA

1. We have performed a limited review of the consolidated and separate condensed interim financial statements consisting of balance sheet, income statement, statements of changes in shareholders' equity and cash flows (hereinafter the "Condensed Interim Financial Statements") and notes of Parmalat SpA and of the Parmalat Group included in the interim financial reporting of Parmalat SpA for the period ended at 30 June 2006. The interim financial reporting is the responsibility of Parmalat SpA's Directors. Our responsibility is to issue this report based on our limited review. We have also verified that the management discussion and analysis is consistent with other information in the interim financial reporting.

2. Our work was conducted in accordance with the procedures for a limited review recommended by the National Commission for Companies and the Stock Exchange (CONSOB) with resolution no. 10867 of 31 July 1997. The limited review consisted principally of inquiries of company personnel about the information reported in the Condensed Interim Financial Statements and about the consistency of the accounting principles utilised therein as well as the application of analytical review procedures on the data contained in the Condensed Interim Financial Statements. The limited review excluded certain auditing procedures such as compliance testing and verification and validation tests of the assets and liabilities and was therefore substantially less in scope than an audit performed in accordance with generally accepted auditing standards. Accordingly, unlike the audit on the annual consolidated and separate financial statements, we do not express a professional audit opinion on the interim financial reporting.

3. Regarding the comparative data of the consolidated and separate financial statements of the prior year and of the prior year interim financial reporting presented in the Condensed Interim Financial Statements, reference should be made to our reports dated 7 April 2006 and 18 October 2006 respectively.

Sede legale e amministrativa: Milano 20149 Via Monte Rosa 91 Tel 0277851 Fax 027785240 Cap Soc. 3.754 400,00 Euro i.v. C.F. e P.IVA e Reg Imp. Milano 12979880155 Iscritta al n. 43 dell'Albo Consob – Altri Uffici: Bari 70125 Viale della Repubblica 110 Tel 0805429863 – Bologna 40122 Via delle Lame 111 Tel 051526611 – Brescia 25124 Via Cefalonia 70 Tel. 0302219811 – Firenze 50129 Viale Milton 65 Tel. 0554627100 – Genova 16121 Piazza Dante 7 Tel 01029041 – Napoli 80121 Piazza dei Martiri 30 Tel. 0817644441 – Padova 35137 Largo Europa 16 Tel. 0498762677 – Palermo 90141 Via Marchese Ugo 60 Tel 091349737 – Parma 43100 Viale Tanara 20/A Tel. 0521242848 – Roma 00154 Largo Fochetti 29 Tel. 06570251 – Torino 10129 Corso Montevecchio 37 Tel. 011556771 – Trento 38100 Via Manzoni 16 Tel. 0461237004 - Treviso 31100 Viale Felissent 90 Tel 0422696911 – Trieste 34125 Via Cesare Battisti 18 Tel. 0403480781 - Udine 33100 Via Poscolle 43 Tel 043225789 – Verona 37122 Corso Porta Nuova 125 Tel 0458002561

PRICEWATERHOUSECOOPERS

4. Based on our review, no significant changes or adjustments came to our attention that should be made to the Condensed Interim Financial Statements and related notes of Parmalat SpA and of the Parmalat Group, identified in paragraph 1 of this report, in order to make them consistent with International Accounting Standard IAS 34 and with the criteria for the preparation of interim financial reporting established by Article 81 of the CONSOB Regulation approved by Resolution no. 11971 of 14 May 1999 and subsequent amendments and integrations.

Milan, 13 September 2006

PricewaterhouseCoopers SpA

Signed by
Elena Cogliati
(Partner)

This report has been translated into the English language solely for the convenience of international readers

(2)